(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	**COMPANHIA SIDERÚRGICA NACIONAL**	**33.042.730/0001-04**
4 - NIRE (Corporate Registry ID)		
33-3.00011595		

01.02 – HEAD OFFICE

1 - ADDRESS	2 - DISTRICT
R. SÃO JOSÉ, 20 GR.1602 – PARTE	Centro

3 - ZIP CODE	4 – CITY	5 - STATE
22299-900	RIO DE JANEIRO	RJ

6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
021	2141-1800	-	-	
11 - AREA CODE	12 - FAX	13 - FAX	14 – FAX	
021	2141-1809	-	-	

15 - E-MAIL
invrel@csn.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME	
OTÁVIO DE GARCIA LAZCANO	
2 - ADDRESS	3 - DISTRICT
AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR	ITAIM BIBI

4 - ZIP CODE	5 – CITY	6 - STATE
04538-132	SÃO PAULO	SP

7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
011	3049-7100	-	-	
12 - AREA CODE	13 - FAX	14 - FAX	15 – FAX	
011	3049-7212	-	-	

16 - E-MAIL
invrel@csn.com.br

01.04 – DFP REFERENCE AND AUDITOR INFORMATION

YEAR	1 – DATE OF THE FISCAL YEAR BEGINNING	2 – DATE OF THE FISCAL YEAR END
1 – Last	1/1/2008	12/31/2008
2 – One before last	1/1/2007	12/31/2007
3 – Two before last	1/1/2006	12/31/2006

09 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
KPMG AUDITORES INDEPENDENTES	00418-9
11. TECHNICIAN IN CHARGE	12 – TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S ID)
ANSELMO NEVES MACEDO	033.169.788-28

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

01.05 – CAPITAL STOCK

Number of Shares (in thousands)	1 12/31/2008	2 12/31/2007	3 12/31/2006
Paid-in Capital			
1 – Common	793,404	272,068	272,068
2 – Preferred	0	0	0
3 – Total	793,404	272,068	272,068
Treasury Shares			
4 – Common	34,734	15,578	14,655
5 – Preferred	0	0	0
6 – Total	34,734	15,578	14,655

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 – STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1060 – Metallurgy and Steel Industry
5 - MAIN ACTIVITY MANUFACTURING, TRANSFORMATION AND TRADING OF STEEL PRODUCTS
6 - CONSOLIDATION TYPE Total

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer's ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO	04/18/2008	Interest on Shareholders' equity	05/05/2008	Common	0.0918450000
02	AGO	04/18/2008	Dividend	05/05/2008	Common	1.6171250000
03	RCA	08/12/2008	Dividend	08/27/2008	Common	0.2079354797

* AGO – Annual General Meeting
* RCA – Board of Directors' Meeting

01.09 – INVESTOR RELATIONS OFFICER

1 – DATE 03/27/2009	2 – SIGNATURE

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 – BALANCE SHEET - ASSETS (in thousands of Reais)

1-CODE	2- DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
1	Total Assets	38,019,968	26,608,601	24,305,340
1.01	Current Assets	13,995,576	4,783,329	5,008,626
1.01.01	Cash and Cash Equivalents	94,377	26,223	71,389
1.01.02	Receivable	3,920,942	1,737,559	2,149,603
1.01.02.01	Accounts Receivable	1,563,245	997,443	1,399,750
1.01.02.01.01	Domestic Market	1,028,914	562,428	487,512
1.01.02.01.02	Foreign Market	836,679	798,935	981,873
1.01.02.01.03	Advance on Export Contracts - ACE	(140,220)	(292,265)	0
1.01.02.01.04	Allowance for doubtful accounts	(162,128)	(71,655)	(69,635)
1.01.02.02	Sundry Receivable	2,357,697	740,116	749,853
1.01.02.02.01	Employees	22,722	3,987	13,016
1.01.02.02.03	Recoverable Income and Social Contribution Taxes	26,999	804	31,340
1.01.02.02.04	Deferred Income Tax	448,738	300,628	235,030
1.01.02.02.05	Deferred Social Contribution	161,289	106,577	82,962
1.01.02.02.06	Other Taxes	129,559	79,310	147,570
1.01.02.02.07	Proposed Dividends Receivable	305,391	238,203	198,304
1.01.02.02.08	Loans with subsidiaries	1,170,999	0	0
1.01.02.02.09	Other Receivable	92,000	10,607	41,631
1.01.03	Inventories	2,664,862	2,064,055	1,781,103
1.01.04	Other	7,315,395	955,492	1,006,531
1.01.04.01	Marketable Securities	7,297,302	718,892	517,474
1.01.04.02	Prepaid Expenses	18,093	50,353	41,950
1.01.04.03	Insurance Claimed	0	186,247	447,107
1.02	Noncurrent Assets	24,024,392	21,825,272	19,296,714
1.02.01	Long-Term Assets	4,722,985	2,472,203	1,778,604
1.02.01.01	Sundry Receivable	900,232	841,374	826,803
1.02.01.01.01	Loans - Eletrobrás	0	25,929	31,551
1.02.01.01.02	Securities Receivable	90,711	132,816	144,204
1.02.01.01.03	Deferred Income Tax	464,710	405,706	417,046
1.02.01.01.04	Deferred Social Contribution	155,410	134,553	111,884
1.02.01.01.05	Other Taxes	189,401	142,370	122,118
1.02.01.02	Receivable from Related Parties	3,039,071	819,988	282,653
1.02.01.02.01	In Associated and Related Companies	0	0	0
1.02.01.02.02	In Subsidiaries	398,998	819,988	282,653
1.02.01.02.03	Other Related Parties	2,640,073	0	0
1.02.01.03	Other	783,682	810,841	669,148
1.02.01.03.01	Judicial Deposits	722,165	684,338	509,851
1.02.01.03.02	Marketable Securities	0	90,834	125,673
1.02.01.03.03	Prepaid Expenses	33,121	34,371	32,300
1.02.01.03.04	Other	28,396	1,298	1,324
1.02.02	Permanent Assets	19,301,407	19,353,069	17,518,110

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 – BALANCE SHEET - ASSETS (in thousands of Reais)

1-CODE	2- DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
1.02.02.01	Investments	12,343,479	6,573,043	5,309,240
1.02.02.01.01	Interest in Associated/ Related Companies	0	0	0
1.02.02.01.02	Interest in Associated/ Related Companies – Goodwill	0	0	0
1.02.02.01.03	Interest in subsidiaries	12,343,448	6,535,133	5,221,911
1.02.02.01.04	Interest in subsidiaries – Goodwill	0	37,879	87,298
1.02.02.01.05	Other Investments	31	31	31
1.02.02.02	Property, Plant and Equipment	6,887,348	12,618,843	12,031,793
1.02.02.02.01	In Operation, net	5,203,522	11,011,930	11,250,457
1.02.02.02.02	In Construction	1,598,458	1,194,921	636,411
1.02.02.02.03	Land	85,368	411,992	144,925
1.02.02.03	Intangible Assets	36,049	0	0
1.02.02.04	Deferred Charges	34,531	161,183	177,077

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 – BALANCE SHEET - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
2	Total Liabilities and shareholders' equity	38,019,968	26,608,601	24,305,340
2.01	Current Liabilities	7,433,379	6,523,450	5,521 ,473
2.01.01	Loans and Financing	3,136,473	1,386,359	2,126,852
2.01.02	Debentures	33,947	350,147	36,240
2.01.03	Accounts payable to Suppliers	1,669,447	1,046,600	1,404,537
2.01.04	Taxes and Contributions	359,836	764,223	385,694
2.01.04.01	Salaries and Social Contributions	75,649	72,897	54,634
2.01.04.02	Taxes Payable	54,716	358,740	204,580
2.01.04.03	Deferred Income Tax	0	93,000	93,000
2.01.04.04	Deferred Social Contribution	0	33,480	33,480
2.01.04.05	Taxes Paid in Installments	229,471	206,106	0
2.01.05	Dividends Payable	1,769,348	2,115,881	686,984
2.01.06	Provisions	139,468	117,702	20,645
2.01.06.01	Contingencies	149,799	123,897	53,584
2.01.06.02	Judicial Deposits	(65,149)	(57,315)	(32,939)
2.01.06.03	Provision for Pension Fund	54,818	51,120	0
2.01.07	Debts with Related Parties	0	0	0
2.01.08	Other	324,860	742,538	860,521
2.01.08.01	Accounts Payable - Subsidiaries	18,311	560,474	683,099
2.01.08.02	Other	306,549	182,064	177,422
2.02	Noncurrent Liabilities	23,838,127	12,457,541	12,557,291
2.02.01	Long-Term Liabilities	23,838,127	12,457,541	12,557,291
2.02.01.01	Loans and Financing	19,155,663	6,344,740	5,419,156
2.02.01.02	Debentures	600,000	600,000	897,141
2.02.01.03	Provisions	2,442,131	4,324,095	5,667,992
2.02.01.03.01	Labor and Social Security Contingencies	15,308	0	0
2.02.01.03.02	Civil Contingencies	0	0	0
2.02.01.03.03	Tax Contingencies	3,640,788	3,333,962	3,720,443
2.02.01.03.04	Environmental Contingencies	71,361	55,202	52,670
2.02.01.03.05	Other Contingencies	0	0	0
2.02.01.03.06	Judicial Deposits	(1,285,326)	(1,011,875)	(108,627)
2.02.01.03.07	Deferred Income Tax	0	1,431,475	1,473,166
2.02.01.03.08	Deferred Social Contribution	0	515,331	530,340
2.02.01.04	Debts with Related Parties	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Other	1,640,333	1,188,706	573,002
2.02.01.06.01	Provision for losses in investments	0	85,016	106,673
2.02.01.06.02	Accounts payable - subsidiaries	804,504	83,941	52,434
2.02.01.06.03	Provision for Pension Fund	62,750	180,760	286,940
2.02.01.06.04	Taxes paid in installments	631,813	773,585	0
2.02.01.06.05	Other	141,266	65,404	126,955

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 – BALANCE SHEET - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
2.03	Deferred Income	0	0	0
2.05	Shareholders' Equity	6,748,462	7,627,610	6,226,576
2.05.01	Paid-in Capital	1,680,947	1,680,947	1,680,947
2.05.02	Capital Reserves	30	30	0
2.05.03	Revaluation Reserves	0	4,585,553	4,208,550
2.05.03.01	Own Assets	0	4,360,515	4,208,197
2.05.03.02	Subsidiaries Associated and Related Companies	0	225,038	353
2.05.04	Profit Reserves	3,768,756	1,361,080	337,079
2.05.04.01	Legal	336,190	336,189	336,189
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Unrealized Profits	0	0	0
2.05.04.05	Retention of Profits	0	0	0
2.05.04.06	Special For undistributed Dividends	0	0	0
2.05.04.07	Other Profit Reserves	3,432,566	1,024,891	890
2.05.04.07.01	From Investments	4,151,608	1,768,321	677,611
2.05.04.07.02	Treasury Shares	(719,042)	(743,430)	(676,721)
2.05.05	Equity Valuation Adjustments	1,298,729	0	0
2.05.05.01	Securities Adjustments	0	0	0
2.05.05.02	Translation Accumulated Adjustments	1,298,729	0	0
2.05.05.03	Business Combination Adjustments	0	0	0
2.05.06	Retained Earnings/Accumulated Losses	0	0	0
2.05.07	Advance for Future Capital Increase	0	0	0

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION   December 31, 2008   Brazilian Corporate Law
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.01 – STATEMENT OF INCOME (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 1/1/2008 to 12/31/2008	4 – 1/1/2007 to 12/31/2007	5 – 1/1/2006 to 12/31/2006
3.01	Gross Revenue from Sales and/or Services	13,861,536	11,150,493	8,743,881
3.02	Gross Revenue Deductions	(3,356,982)	(2,470,547)	(1,754,622)
3.03	Net Revenue from Sales and/or Services	10,504,554	8,679,946	6,989,259
3.04	Cost of Goods Sold and/or Services Rendered	(5,387,338)	(4,911,166)	(4,780,880)
3.04.01	Depreciation and Amortization	(632,513)	(914,288)	(774,637)
3.04.02	Other	(4,754,825)	(3,996,878)	(4,006,243)
3.05	Gross Income	5,117,216	3,768,780	2,208,379
3.06	Operating Income/Expenses	(152,298)	(38,954)	(698,071)
3.06.01	Selling Expenses	(517,935)	(307,348)	(254,036)
3.06.01.01	Depreciation and Amortization	(5,496)	(6,378)	(9,544)
3.06.01.02	Other	(512,439)	(300,970)	(244,492)
3.06.02	General and Administrative	(329,160)	(285,850)	(249,772)
3.06.02.01	Depreciation and Amortization	(14,661)	(18,250)	(14,292)
3.06.02.02	Other	(314,499)	(267,600)	(235,480)
3.06.03	Financial	(3,425,371)	(353,192)	(826,473)
3.06.03.01	Financial Income	1,204,470	(97,466)	(527,706)
3.06.03.02	Financial Expenses	(4,629,841)	(255,726)	(298,767)
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	(3,167,024)	1,198,638	707,922
3.06.03.02.02	Financial Expenses	(1,462,817)	(1,454,364)	(1,006,689)
3.06.04	Other Operating Income	4,483,917	33,434	965,562
3.06.05	Other Operating Expenses	(478,216)	(234,673)	(497,735)
3.06.06	Equity Pick-up	114,467	1,108,675	164,383
3.07	Operating Income	4,964,918	3,729,826	1,510,308
3.08	Nonoperating Income	0	0	0
3.08.01	Income	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income before Taxes / Profit Sharing	4,964,918	3,729,826	1,510,308
3.10	Provision for Income and Social Contribution Taxes	(572,075)	(1,072,532)	(400,231)
3.11	Deferred Income Tax	282,683	247,951	59,289
3.11.01	Deferred Income Tax	207,115	162,647	(11,013)
3.11.02	Deferred Social Contribution	75,568	85,304	70,302
3.12	Statutory Profit Sharing/Contributions	0	0	0
3.12.01	Profit Sharing	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Shareholders' Equity	0	0	0
3.15	Income/Loss for the Period	4,675,526	2,905,245	1,169,366
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	758,670	256,490	257,413
	EARNINGS PER SHARE (in Reais)	6.16279	11.32693	4.54276
	LOSS PER SHARE (in Reais)			

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

04.01 – STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Reais)

1 – CODE	2 – DESCRIPTION	3 – 1/1/2008 to 12/31/2008	4 – 1/1/2007 to 12/31/2007	5 – 1/1/2006 to 12/31/2006
4.01	Net Cash from Operating Activities	(3,319,328)	3,123,890	2,492,088
4.01.01	Cash generated in Operations	1,790,265	3,048,268	2,074,688
4.01.01.01	Net income for the Year	4,675,526	2,905,245	1,169,366
4.01.01.02	Provision for charges on loans and financing	717,924	587,015	677,050
4.01.01.03	Depreciation, depletion and amortization	652,670	938,916	798,473
4.01.01.04	Income from assets write-off and disposals	23,822	27,932	(9,240)
4.01.01.05	Income from corporate interest	(114,467)	(1,108,675)	(164,383)
4.01.01.06	Deferred Income and Social Contribution Taxes	(282,683)	(247,951)	(59,289)
4.01.01.07	Provision for Swap/Forward Operations	(127,428)	144,686	2,979
4.01.01.08	Provision for actuarial liabilities	(114,815)	(55,060)	63,540
4.01.01.09	Provision for Claim Blast Furnace III	0	0	(254,094)
4.01.01.10	Provision for contingencies	58,404	80,283	(149,233)
4.01.01.11	Gain and loss in percentage variation	(4,036,544)	0	0
4.01.01.12	Other provisions	337,856	(224,123)	(481)
4.01.02	Variation in Assets and Liabilities	(5,109,593)	75,622	417,400
4.01.02.01	Accounts Receivable	(653,856)	401,352	344,409
4.01.02.02	Inventories	(744,089)	(142,583)	(260,264)
4.01.02.03	Receivable from subsidiaries	(3,210,150)	(309,776)	58,584
4.01.02.04	Recoverable Taxes	(123,472)	78,760	(66,283)
4.01.02.05	Suppliers	452,858	(357,937)	282,343
4.01.02.06	Salaries and social charges	2,752	(32,857)	(5,268)
4.01.02.07	Taxes	(376,338)	1,136,537	86,487
4.01.02.08	Accounts payable – subsidiaries	170,292	(125,694)	(54,353)
4.01.02.09	Contingent liabilities	184,849	(91,751)	778,584
4.01.02.10	Financial Institutions – interest rates	(715,114)	0	0
4.01.02.11	Financial Institutions – swap operations	(396,424)	(641,338)	(660,134)
4.01.02.12	Other	299,099	160,909	(86,705)
4.01.03	Other	0	0	0
4.02	Net Cash from Investment Activities	(2,518,462)	(2,268,022)	(1,231,957)
4.02.01	Judicial Deposits	(319,113)	(1,099,664)	(6,765)
4.02.02	Investments	(902,249)	(187,119)	(212,766)
4.02.03	Property, Plant and Equipment	(1,217,660)	(933,678)	(970,245)
4.02.04	Deferred charges	(79,440)	(47,561)	(42,181)
4.03	Net Cash from Investment Activities	9,104,228	434,612	(1,464,965)
4.03.01	Loans and Financing	13,081,750	3,442,677	2,211,735
4.03.02	Debentures	0	0	600,000
4.03.03	Financial Institutions - principal	(1,385,459)	(2,255,353)	(2,167,854)
4.03.04	Dividends and interest on shareholders' equity	(2,274,565)	(686,003)	(2,069,736)
4.03.05	Treasury shares	(317,498)	(66,709)	(39,110)
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	3,380,126	(1,134,228)	(702,098)
4.05	Increase (decrease) in Cash and Cash Equivalents	6,646,564	156,252	(906,932)
4.05.01	Cash and Cash Equivalents Opening Balance	745,115	588,863	1,495,795
4.05.02	Cash and Cash Equivalents Closing Balance	7,391,679	745,115	588,863

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2008 TO 12/31/2008 (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	4,585,553	1,361,080	0	0	7,627,610
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	4,585,553	1,361,080	0	0	7,627,610
5.04	Net Income/Loss for the Period	0	0	0	0	4,675,526	0	4,675,526
5.05	Distributions	0	0	0	2,725,172	(4,653,577)	0	(1,928,405)
5.05.01	Dividends	0	0	0	0	(1,500,000)	0	(1,500,000)
5.05.02	Interest on Shareholders' equity	0	0	0	0	(268,405)	0	(268,405)
5.05.03	Other Distributions	0	0	0	2,725,172	(2,885,172)	0	(160,000)
5.05.03.01	Interim Dividends	0	0	0	0	(160,000)	0	(160,000)
5.05.03.02	Investment Reserve	0	0	0	2,725,172	(2,725,172)	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	1,298,729	1,298,729
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Translation Accumulated Adjustments	0	0	0	0	0	1,298,729	1,298,729
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	(317,496)	0	0	(317,496)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	(4,585,553)	0	(21,949)	0	(4,607,502)
5.12.01	Revaluation Reserve Reversal	0	0	(4,585,553)	0	0	0	(4,585,553)
5.12.02	Deferred Asset Adjustments	0	0	0	0	(22,302)	0	(22,302)

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2008 TO 12/31/2008 (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS'EQUITY
5.12.03	Expiration Reversal - Dividends	0	0	0	0	297	0	297
5.12.04	Expiration Reversal – Interest on Shareholders' equity	0	0	0	0	56	0	56
5.13	Closing Balance	1,680,947	30	0	3,768,756	0	1,298,729	6,748,462

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2007 TO 12/31/2007 (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDER'S EQUITY
5.01	Opening Balance	1,680,947	0	4,208,550	337,079	0	0	6,226,576
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	0	4,208,550	337,079	0	0	6,226,576
5.04	Net Income/Loss for the period	0	0	0	0	2,905,245	0	2,905,245
5.05	Distributions	0	0	0	1,090,710	(3,205,710)	0	(2,115,000)
5.05.01	Dividends	0	0	0	0	(1,909,410)	0	(1,909,410)
5.05.02	Interest on Shareholders' equity	0	0	0	0	(205,590)	0	(205,590)
5.05.03	Other Distributions	0	0	0	1,090,710	(1,090,710)	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Translation Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	(66,774)	0	0	(66,774)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	30	377,003	65	300,465	0	677,563
5.12.01	Realization of own assets reserve, net	0	0	(286,148)	0	286,148	0	0
5.12.02	Realization of Reserve of subsidiaries' assets, net	0	0	(14,317)	0	14,317	0	0
5.12.03	Realization of own assets revaluation reserve	0	0	438,463	0	0	0	438,463
5.12.04	Realization of Revaluation Reserve of subsidiaries' assets	0	0	239,005	0	0	0	239,005

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2007 TO 12/31/2007 (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 - TOTAL SHAREHOLDER'S EQUITY	
5.12.05	Profit in share disposal	0	30	0	65	0	0	95
5.13	Closing Balance	1,680,947	30	4,585,553	1,361,080	0	0	7,627,610

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.03 – STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2006 TO 12/31/2006 (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	0	4,518,054	336,189	0	0	6,535,190
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	0	4,518,054	336,189	0	0	6,535,190
5.04	Net Income/Loss for the period	0	0	0	0	1,338,775	0	1,338,775
5.05	Distributions	0	0	0	40,000	(1,642,671)	0	(1,602,671)
5.05.01	Dividends	0	0	0	0	(1,428,243)	0	(1,428,243)
5.05.02	Interest on Shareholders' equity	0	0	0	0	(174,428)	0	(174,428)
5.05.03	Other Distributions	0	0	0	40,000	(40,000)	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Translation Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	(39,110)	0	0	(39,110)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	(309,504)	0	303,896	0	(5,608)
5.12.01	Realization of own assets reserve, net of income and social contribution taxes	0	0	(280,508)	0	280,508	0	0
5.12.02	Realization of reserve of subsidiaries' assets, net of income and social contribution taxes	0	0	0	0	0	0	0
5.12.03	Realization of own assets revaluation reserve	0	0	0	0	0	0	0
5.12.04	Realization of revaluation reserve of subsidiaries' assets	0	0	0	0	0	0	0

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

05.03 – STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2006 TO 12/31/2006 (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDER'S EQUITY
5.12.05	Profit in share disposal	0	0	0	0	0	0	0
5.12.06	Debentures in the market	0	23,248	0	0	0	0	23,248
5.12.07	Debentures reserve distribution to treasury shares	0	(23,248)	0	0	23,248	0	0
5.12.08	Write-offs of Interest on Shareholders' equity and Expired Dividends	0	0	0	0	140	0	140
5.12.09	Reversal of CTE II Revaluation, net of Income and Social Contribution Taxes	0	0	(28,996)	0	0	0	(28,996)
5.13	Closing Balance	1,680,947	0	4,208,550	337,079	0	0	6,226,576

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 – STATEMENT OF VALUE ADDED (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
6.01	Revenues	18,571,059	10,879,567	8,672,558
6.01.01	Sales of Goods, Products and Services	14,496,904	10,898,691	8,653,355
6.01.02	Other Revenues	4,164,628	(17,104)	17,887
6.01.03	Revenues related to Construction of Own Assets	0	0	0
6.01.04	Allowance for/Reversal of Doubtful Accounts	(90,473)	(2,020)	1,316
6.02	Input Acquired from Third Parties	(7,332,505)	(4,178,978)	(3,524,549)
6.02.01	Costs of Products, Goods and Services Sold	(6,685,507)	(3,577,067)	(3,612,960)
6.02.02	Materials, Energy – Third Party Services - Other	(824,448)	(601,911)	(641,505)
6.02.03	Loss/Recovery of Assets	177,450	0	729,916
6.02.04	Other	0	0	0
6.03	Gross Value Added	11,238,554	6,700,589	5,148,009
6.04	Retention	(652,670)	(938,917)	(798,473)
6.04.01	Depreciation, Amortization and Depletion	(652,670)	(938,917)	(798,473)
6.04.02	Other	0	0	0
6.05	Net Added Value Produced	10,585,884	5,761,672	4,349,536
6.06	Added Value Received in Transfers	1,766,426	588,486	(453,342)
6.06.01	Equity pick-up	114,467	1,108,676	164,383
6.06.02	Financial Income	1,631,242	(520,190)	(617,725)
6.06.03	Other	20,717	0	0
6.07	Total Value Added to Distribute	12,352,310	6,350,158	3,896,194
6.08	Distribution of Value Added	12,352,310	6,350,158	3,896,194
6.08.01	Personnel	634,447	505,120	457,920
6.08.01.01	Direct Compensation	485,647	0	0
6.08.01.02	Benefits	112,484	0	0
6.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	36,316	0	0
6.08.01.04	Other	0	0	0
6.08.02	Taxes, Fees and Contributions	1,938,543	2,854,734	2,190,565
6.08.02.01	Federal	1,277,940	0	0
6.08.02.02	State	654,917	0	0
6.08.02.03	Municipal	5,686	0	0
6.08.03	Third Party Capital Remuneration	5,103,794	85,059	78,343
6.08.03.01	Interest	5,103,736	0	0
6.08.03.02	Rentals	58	0	0
6.08.03.03	Other	0	0	0
6.08.04	Remuneration of Shareholders' Equity	4,675,526	2,905,245	1,169,366
6.08.04.01	Interest on Shareholders' Equity	268,405	0	0
6.08.04.02	Dividends	1,500,000	870,671	1,129,366
6.08.04.03	Retained Earnings/Accumulated Losses for the Year	2,907,121	2,034,574	40,000
6.08.05	Other	0	0	0

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
1	Total Assets	31 ,497,439	27,045,454	25,027,925
1.01	Current Assets	18,328,700	8,389,353	7,927,386
1.01.01	Cash and Cash Equivalents	232,065	225,344	167,288
1.01.02	Receivable	2,979,891	1,556,864	2,212,631
1.01.02.01	Trade Accounts Receivable	1,086,557	744,401	1,289,629
1.01.02.01.01	Domestic Market	1,333,329	764,943	762,950
1.01.02.01.02	Foreign Market	139,608	387,808	635,920
1.01.02.01.03	Advance on Export Contracts - ACE	(140,220)	(292,265)	0
1.01.02.01.04	Allowance for doubtful accounts	(246,160)	(116,085)	(109,241)
1.01.02.02	Sundry Receivable	1,893,334	812,463	923,002
1.01.02.02.01	Employees	23,764	5,048	14,029
1.01.02.02.03	Income and Social Contribution Taxes to Offset	128,055	14,342	41,739
1.01.02.02.04	Deferred Income Tax	543,631	377,669	317,042
1.01.02.02.05	Deferred Social Contribution	195,596	134,407	112,588
1.01.02.02.06	Other taxes	350,604	220,552	325,024
1.01.02.02.07	Proposed dividends receivable	42,890	0	0
1.01.02.02.08	Loans with subsidiaries	467,400	0	0
1.01.02.02.09	Other Receivable	141,394	60,445	112,580
1.01.03	Inventories	3,622,775	2,740,526	2,586,565
1.01.04	Other	11,493,969	3,866,619	2,960,902
1.01.04.01	Marketable Securities	8,992,048	2,142,009	1,965,434
1.01.04.02	Prepaid expenses	27,945	66,229	58,358
1.01.04.03	Insurance claimed	0	186,247	447,107
1.01.04.04	Financial instruments – equity swap	0	1,472,134	490,003
1.01.04.05	Guarantee Margin – financial instruments	2,473,976	0	0
1.02	Noncurrent assets	13,168,739	18,656,101	17,100,539
1.02.01	Long-term assets	2,514,172	2,177,707	1,927,316
1.02.01.01	Sundry Receivable	1,433,036	1,095,417	1,025,275
1.02.01.01.01	Loans - Eletrobrás	0	26,538	32,227
1.02.01.01.02	Securities receivable	376,374	234,445	260,855
1.02.01.01.03	Deferred income tax	562,850	466,006	437,005
1.02.01.01.04	Deferred Social contribution taxes	190,981	156,428	119,155
1.02.01.01.05	Other taxes	302,831	212,000	176,033
1.02.01.02	Receivable from Related Parties	0	0	0
1.02.01.02.01	From Associated and Related Companies	0	0	0
1.02.01.02.02	From Subsidiaries	0	0	0
1.02.01.02.03	From Other Related Parties	0	0	0
1.02.01.03	Other	1,081,136	1,082,290	902,041
1.02.01.03.01	Judicial Deposits	740,341	694,733	519,964
1.02.01.03.03	Prepaid Expenses	125,011	128,968	80,669
1.02.01.03.04	Securities	23,370	108,547	143,123

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.01 – CONSOLIDATED BALANCE SHEETS – ASSETS (in thousands of Reais)

1-CODE	2- DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
1.02.01.03.05	Other	192,414	150,042	158,285
1.02.02	Permanent Assets	10,654,567	16,478,394	15,173,223
1.02.02.01	Investments	1,512	956,281	957,674
1.02.02.01.01	Interest in Associated and Related Companies	0	0	0
1.02.02.01.02	Interest in Subsidiaries	0	0	0
1.02.02.01.03	Other Investments	1,512	1,829	680,209
1 .02.02.01.06	In Subsidiaries –Goodwill	0	954,452	277,465
1.02.02.02	Property, Plant and Equipment	10,083,777	15,295,642	13,948,261
1.02.02.02.01	In Operation, Net	7,584,944	13,197,042	12,971,477
1.02.02.02.02	In Construction	2,366,255	1,610,250	792,907
1.02.02.02.03	Land	132,578	488,350	183,877
1.02.02.03	Intangible Assets	526,796	0	0
1.02.02.04	Deferred Charges	42,482	226,471	267,288

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
2	Total Liabilities and shareholders' equity	31,497,439	27,045,454	25,027,925
2.01	Current Liabilities	9,633,228	6,837,363	4,317,404
2.01.01	Loans and Financing	2,953,020	1,407,981	994,528
2.01.02	Debentures	44,428	413,220	85,583
2.01.03	Accounts Payable to Suppliers	1,939,205	1,346,789	1,568,331
2.01.04	Taxes, Fees and Contributions	702,589	1 ,054,376	624,486
2.01.04.01	Salaries and Social Contributions	117,994	110,313	91,095
2.01.04.02	Taxes Payable	333,811	596,361	406,911
2.01.04.03	Deferred Income Tax	795	104,115	93,000
2.01.04.04	Deferred Social Contribution	59	37,481	33,480
2.01.04.05	Taxes Paid in Installments	249,930	206,106	0
2.01.05	Dividends Payable	1,790,642	2,115,881	686,984
2.01.06	Provisions	146,528	126,184	21,871
2.01.06.01	Contingencies	161,144	136,020	54,810
2.01.06.02	Judicial Deposits	(69,434)	(60,956)	(32,939)
2.01.06.03	Provision for Pension Fund	54,818	51,120	0
2.01.07	Debts with Related Parties	0	0	0
2.01.08	Other	2,056,816	372,932	335,621
2.01.08.01	Financial instruments – equity swap	1,596,394	0	0
2.01.08.02	Other	460,422	372,932	335,621
2.02	Noncurrent Liabilities	15,192,878	12,660,694	14,581,085
2.02.01	Long-term Liabilities	15,192,878	12,660,694	14,581,085
2.02.01.01	Loans and Financing	10,918,973	6,289,941	7,349,138
2.02.01.02	Debentures	632,760	640,950	995,679
2.02.01.03	Provisions	2,521,551	4,530,086	5,766,286
2.02.01.03.01	Labor and Social Security Contingencies	69,676	42,478	52,163
2.02.01.03.02	Civil Contingencies	17,439	14,136	12,123
2.02.01.03.03	Tax Contingencies	3,660,486	3,372,829	3,760,130
2.02.01.03.04	Environmental Contingencies	71,361	55,202	52,670
2.02.01.03.05	Other Contingencies	64	0	0
2.02.01.03.06	Judicial Deposits	(1,297,475)	(1,023,173)	(134,372)
2.02.01.03.07	Deferred Income Tax	0	1,521,040	1,487,932
2.02.01.03.08	Deferred Social Contribution	0	547,574	535,640
2.02.01.04	Debts with Related Parties	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Other	1,119,594	1,199,717	469,982
2.02.01.06.01	Provision for losses in investments	0	0	0
2.02.01.06.02	Accounts payable - subsidiaries	0	0	0
2.02.01.06.03	Provision for pension fund	62,750	180,760	286,940
2.02.01.06.04	Taxes paid in installments	795,052	773,585	0
2.02.01.06.05	Other	261,792	245,372	183,042
2.03	Deferred Income	8,744	5,136	5,292
2.04	Minority Interests	0	0	0
2.05	Shareholders' Equity	6,662,589	7,542,261	6,124,144
2.05.01	Paid-in Capital	1,680,947	1,680,947	1,680,947
2.05.02	Capital Reserves	30	30	0
2.05.03	Revaluation Reserves	0	4,585,553	4,208,550
2.05.03.01	Own Assets	0	4,360,513	4,208,197
2.05.03.02	Subsidiaries/Associated and Related Companies	0	225,040	353

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
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COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
2.05.04	Profit Reserves	3,682,864	1,275,731	234,647
2.05.04.01	Legal	336,189	336,189	336,189
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Unrealized Profits	0	0	0
2.05.04.05	Profit Retention	0	0	0
2.05.04.06	Special for Undistributed Dividends	0	0	0
2.05.04.07	Other Profit Reserves	3,346,675	939,542	(101,542)
2.05.04.07.01	Investments	4,151,608	1,768,321	677,611
2.05.04.07.02	Treasury Shares	(719,042)	(743,430)	(676,721)
2.05.04.07.03	Unrealized Income	(85,891)	(85,349)	(102,432)
2.05.05	Equity Valuation Adjustments	1,298,748	0	0
2.05.05.01	Securities Adjustments	0	0	0
2.05.05.02	Translation Accumulated Adjustments	1 ,298,748	0	0
2.05.05.03	Business Combination Adjustments	0	0	0
2.05.06	Retained Earnings/Accumulated Losses	0	0	0
2.05.07	Advance for Future Capital Increase	0	0	0

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

08.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1- CODE	2- DESCRIPTION	3 – 1/1/2008 to 12/31/2008	4 – 1/1/2007 to 12/31/2007	5 – 1/1/2006 to 12/31/2006
3.01	Gross Revenue from Sales and/or Services	17,868,014	14,423,165	11,265,137
3.02	Deductions from Gross Revenue	(3,865,143)	(2,982,183)	(2,224,768)
3.03	Net Revenue from Sales and/or Services	14,002,871	11,440,982	9,040,369
3.04	Cost of Goods Sold and/or Services Rendered	(6,976,382)	(6,674,224)	(5,988,785)
3.04.01	Depreciation and Amortization	(795,910)	(1,078,631)	(909,314)
3.04.02	Other	(6,180,472)	(5,595,593)	(5,079,471)
3.05	Gross Profit	7,026,489	4,766,758	3,051,584
3.06	Operating Income/Expenses	(297,541)	(829,872)	(1,364,579)
3.06.01	Selling Expenses	(775,624)	(598,689)	(476,343)
3.06.01.01	Depreciation and Amortization	(6,677)	(7,752)	(10,809)
3.06.01.02	Other	(768,947)	(590,937)	(465,534)
3.06.02	General and Administrative	(498,159)	(430,061)	(376,476)
3.06.02.01	Depreciation and Amortization	(37,716)	(45,893)	(41,270)
3.06.02.02	Other	(460,443)	(384,168)	(335,206)
3.06.03	Financial	(2,780,731)	316,237	(899,525)
3.06.03.01	Financial Income	261,960	884,666	(14,402)
3.06.03.02	Financial Expenses	(3,042,691)	(568,429)	(885,123)
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	(1,688,844)	824,268	471,707
3.06.03.02.02	Financial Expenses	(1,353,847)	(1,392,697)	(1,356,830)
3.06.04	Other Operating Income	4,642,075	1,147,916	1,028,192
3.06.05	Other Operating Expenses	(787,890)	(1,155,591)	(552,918)
3.06.06	Equity Pick-up	(97,212)	(109,684)	(87,509)
3.07	Operating Income	6,728,948	3,936,886	1,687,005
3.08	Non-Operating Income	0	0	0
3.08.01	Income	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income Before Taxes/ Profit Sharing	6,728,948	3,936,886	1,687,005
3.10	Provision for Income and Social Contribution Taxes	(1,355,770)	(1,309,220)	(604,919)
3.11	Deferred Income Tax	400,971	294,684	85,439
3.11.01	Deferred Income Tax	290,318	197,361	8,151
3.11.02	Deferred Social Contribution	110,653	97,323	77,288
3.12	Statutory Profit Sharing/Contributions	0	0	0
3.12.01	Profit Sharing	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Shareholders' Equity	0	0	0
3.14	Minority Interest	0	0	0
3.15	Income/Loss for the Period	5,774,149	2,922,350	1,167,525
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	758,670	256,490	257,413
	EARNINGS PER SHARE (in reais)	7.61088	11.39362	4.53561
	LOSS PER SHARE (in reais)			

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
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COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 – CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 1/1/2008 to 12/31/2008	4 – 1/1/2007 to 12/31/2007	5 – 1/1/2006 to 12/31/2006
4.01	Net Cash from Operating Activities	1,343,888	5,132,383	2,409,639
4.01.01	Cash Generated in the Operations	2,109,508	4,385,282	2,667,276
4.01.01.01	Net Income (Loss) for the Year	5,774,149	2,922,350	1,167,525
4.01.01.02	Provision for financial loan charges	734,975	732,558	864,419
4.01.01.03	Depreciation, Depletion and Amortization	840,303	1,132,276	961,393
4.01.01.04	Income from assets write-off and disposal	59,183	696,509	16,379
4.01.01.05	Income from corporate interest	87,842	109,684	87,509
4.01.01.06	Gain and loss in percentage variation	(4,036,544)	0	0
4.01.01.07	Deferred Income and Social Contribution Taxes	(400,971)	(294,685)	(85,439)
4.01.01.08	Provision Swap/Forward operations	(1,213,053)	(738,959)	(8,206)
4.01.01.09	Provision for actuarial liabilities	(114,815)	(55,060)	63,540
4.01.01.10	Provision for Claim Blast Furnace III	0	0	(254,094)
4.01.01.11	Provision for contingencies	80,738	92,493	(161,843)
4.01.01.12	Other Provisions	297,701	(211,884)	16,093
4.01.02	Variation in Assets and Liabilities	(765,620)	747,101	(257,637)
4.01.02.01	Accounts receivable	(434,943)	584,096	125,823
4.01.02.02	Inventories	(1,138,139)	(3,446)	(535,991)
4.01.02.03	Receivables from subsidiaries	0	0	0
4.01.02.04	Recoverable taxes to Offset	(392,546)	17,351	(51,143)
4.01.02.05	Suppliers	322,676	(221,541)	336,248
4.01.02.06	Salaries and social charges	7,681	(31,902)	5,709
4.01.02.07	Taxes	460,596	1,178,191	187,447
4.01.02.08	Accounts payable - subsidiaries	0	0	0
4.01.02.09	Contingent Liabilities	135,536	(87,908)	815,172
4.01.02.10	Financial Institutions – interest	(805,046)	0	0
4.01.02.11	Financial Institutions – swap operations	(317,991)	(782,992)	(850,770)
4.01.02.12	Other	1,396,556	95,252	(290,132)
4.01.03	Other	0	0	0
4.02	Net Cash from Investment Activities	(3,449,854)	(3,504,580)	(2,282,072)
4.02.01	Judicial Deposits	(328,389)	(1,091,587)	(14,279)
4.02.02	Net effects – equity swap	(656,476)	0	0
4.02.03	Investments	(40,937)	(793,167)	(772,520)
4.02.04	Property, Plant and Equipment	(2,305,347)	(1,571,012)	(1,450,156)
4.02.05	Deferred charges	(118,705)	(48,814)	(45,117)
4.03	Net Cash from Financing Activities	5,461,331	(283,581)	(852,932)
4.03.01	Loans and Financing	5,831,674	3,237,706	3,851,976
4.03.02	Receipt from share issue	4,036,544	0	0
4.03.03	Debentures	0	0	600,000
4.03.04	Financial Institutions – principal	(1,814,824)	(2,768,575)	(3,196,062)
4.03.05	Dividends and interest rates on own capital	(2,274,565)	(686,003)	(2,069,736)
4.03.06	Treasury Shares	(317,498)	(66,709)	(39,110)
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	3,501,395	(1,109,591)	(622,682)
4.05	Increase (Decrease) in Cash and Cash Equivalents	6,856,760	234,631	(1,348,047)
4.05.01	Opening Balance of Cash and Cash Equivalents	2,367,353	2,132,722	3,480,769
4.05.02	Closing Balance of Cash and Cash Equivalents	9,224,113	2,367,353	2,132,722

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2008 TO 12/31/2008 (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDER'S EQUITY
5.01	Opening Balance	1,680,947	30	4,585,553	1,275,731	0	0	7,542,261
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	4,585,553	1,275,731	0	0	7,542,261
5.04	Net Income/Loss for the Period	0	0	0	0	5,774,148	0	5,774,148
5.05	Distributions	0	0	0	2,725,172	(4,653,577)	0	(1,928,405)
5.05.01	Dividends	0	0	0	0	(1,500,000)	0	(1,500,000)
5.05.02	Interest on Shareholders' equity	0	0	0	0	(268,405)	0	(268,405)
5.05.03	Other Distributions	0	0	0	2,725,172	(2,885,172)	0	(160,000)
5.05.03.01	Interim dividends	0	0	0	0	(160,000)	0	(160,000)
5.05.03.02	Investment reserve	0	0	0	2,725,172	(2,725,172)	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	(1,098,621)	1,298,748	200,127
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Translation Accumulated Adjustments	0	0	0	0	(1,098,621)	1,298,748	200,127
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	(317,496)	0	0	(317,496)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	(4,585,553)	(543)	(21,950)	0	(4,608,046)
5.12.01	Revaluation reserve	0	0	(4,585,553)	0	0	0	(4,585,553)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
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COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2008 TO 12/31/2008 (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDER'S EQUITY
5.12.02	Deferred Charges Adjustment	0	0	0	0	(22,303)	0	(22,303)
5.12.03	Dividends Expiration Reversal	0	0	0	0	297	0	297
5.12.04	Expiration Reversal – Interest on Shareholders' equity	0	0	0	0	56	0	56
5.12.05	Unrealized Profit	0	0	0	(543)	0	0	(543)
5.13	Closing Balance	1,680,947	30	0	3,682,864	0	1,298,748	6,662,589

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

10.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2007 TO 12/31/2007 (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDER'S EQUITY
5.01	Opening Balance	1,680,947	0	4,208,550	234,647	0	0	6,124,144
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	0	4,208,550	234,647	0	0	6,124,144
5.04	Income/Loss for the Period	0	0	0	0	2,905,245	0	2,905,245
5.05	Distributions	0	30	0	1,090,710	(2,905,245)	0	(1,814,505)
5.05.01	Dividends	0	0	0	0	(1,909,410)	0	(1,909,410)
5.05.02	Interest on Shareholders' equity	0	0	0	0	(205,590)	0	(205,590)
5.05.03	Other Distributions	0	30	0	1,090,710	(790,245)	0	300,495
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Translation Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	(66,774)	0	0	(66,774)
5.11	Other Capital Transactions	0	0	0	65	0	0	65
5.12	Other	0	0	377,003	17,083	0	0	394,086
5.12.01	Reserve Realization	0	0	377,003	0	0	0	377,003
5.12.02	Unrealized profit	0	0	0	17,083	0	0	17,083
5.13	Closing Balance	1,680,947	30	4,585,553	1,275,731	0	0	7,542,261

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.03 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2006 TO 12/31/2006 (in thousands of Reais)

- CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDER'S EQUITY
5.01	Opening Balance	1,680,947	0	4,518,054	336,189	0	0	6,535,190
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	0	4,518,054	336,189	0	0	6,535,190
5.04	Income/Loss for the Period	0	0	0	0	1,338,775	0	1,338,775
5.05	Distributions	0	0	0	40,000	(1,642,531)	0	(1,602,531)
5.05.01	Dividends	0	0	0	0	(748,000)	0	(748,000)
5.05.02	Interest on Shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other Distributions	0	0	0	40,000	(894,531)	0	(854,531)
5.05.03.01	Dividends and interest rates on shareholders' equity	0	0	0	0	(854,671)	0	(854,671)
5.05.03.02	Investment reserve	0	0	0	40,000	(40,000)	0	0
5.05.03.03	Dividends write-offs and time-barred Interest on Shareholders' equity	0	0	0	0	140	0	140
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Translation Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	(39,110)	0	0	(39,110)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
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COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.03 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2006 TO 12/31/2006 (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDER'S EQUITY
5.12	Other	0	0	(309,504)	(102,432)	303,756	0	(108,180)
5.12.01	Reserve Realization	0	0	(280,508)	0	280,508	0	0
5.12.02	Reserve Reversal – CTE	0	0	(28,996)	0	0	0	(28,996)
5.12.03	Debentures on the market	0	23,248	0	0	0	0	23,248
5.12.04	Distribution of debentures	0	(23,248)	0	0	23,248	0	0
5.12.05	Unrealized profits	0	0	0	(102,432)	0	0	(102,432)
5.13	Closing Balance	1,680,947	0	4,208,550	234,647	0	0	6,124,144

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

11.01 – CONSOLIDATED STATEMENT OF ADDED VALUE (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 1/1/2008 to 12/31/2008	4 – 1/1/2007 to 12/31/2007	5 – 1/1/2006 to 12/31/2006
6.01	Revenues	22,925,236	14,200,945	11,137,990
6.01.01	Sale of Goods, Products and Services	18,857,359	14,058,020	11,117,842
6.01.02	Other Revenues	4,154,931	144,696	19,068
6.01.03	Revenues related to Construction of Own Assets	0	0	0
6.01.04	Allowance for/Reversal of Doubtful Accounts	(87,054)	(1,771)	1,080
6.02	Input Acquired from Third Parties	(9,895,956)	(5,937,656)	(4,666,912)
6.02.01	Costs of Products, Goods and Services Sold	(8,791,322)	(5,034,689)	(4,508,291)
6.02.02	Materials, Energy – Third Party Services Sold	(1,264,486)	(902,967)	(888,537)
6.02.03	Loss/Recovery of Assets	159,852	0	729,916
6.02.04	Other	0	0	0
6.03	Gross Value Added	13,029,280	8,263,289	6,471,078
6.04	Retention	(768,679)	(1,132,275)	(961,393)
6.04.01	Depreciation, Amortization and Depletion	(768,679)	(1,132,275)	(961,393)
6.04.02	Other	0	0	0
6.05	Net Added Value Produced	12,260,601	7,131,014	5,509,685
6.06	Added Value Received in Transfers	2,061,839	493,354	(395,425)
6.06.01	Equity pick-up	(97,212)	(109,683)	(87,509)
6.06.02	Financial Income	2,138,251	603,037	(307,916)
6.06.03	Other	20,800	0	0
6.07	Total Added Value to Distribute	14,322,440	7,624,368	5,114,260
6.08	Distribution of Added Value	14,322,440	7,624,368	5,114,260
6.08.01	Personnel	815,199	696,573	674,353
6.08.01.01	Direct Compensation	648,619	0	0
6.08.01.02	Benefits	123,600	0	0
6.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	42,980	0	0
6.08.01.04	Other	0	0	0
6.08.02	Taxes, Fees and Contributions	2,762,501	3,483,876	2,807,183
6.08.02.01	Federal	2,024,922	0	0
6.08.02.02	State	722,298	0	0
6.08.02.03	Municipal	15,281	0	0
6.08.03	Third Party Capital Remuneration	4,970,592	521,569	465,199
6.08.03.01	Interest	4,970,533	0	0
6.08.03.02	Rentals	59	0	0
6.08.03.03	Other	0	0	0
6.08.04	Remuneration of Shareholders' equity	5,774,148	2,922,350	1,167,525
6.08.04.01	Interests on Shareholders' equity	268,405	0	0
6.08.04.02	Dividends	1,500,000	870,672	1,129,366
6.08.04.03	Retained Earnings/Accumulated Losses for the Year	2,907,121	2,034,573	40,000
6.08.04.04	Minority Interest in Retained Earnings	1,098,622	17,105	(1,841)
6.08.05	Other	0	0	0

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

12.01 - INDEPENDENT AUDITORS' REPORT - UNQUALIFIED

To
The Board of Directors and the Shareholders
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1. We have examined the accompanying balance sheet of Companhia Siderúrgica Nacional and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2008 and the related statement of income, changes in shareholders' equity, statement of cash flows and statement of added value for the year then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2. Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company's management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Companhia Siderúrgica Nacional and the consolidated financial position of the Company and its subsidiaries as of December 31, 2008, and the result of its operations, changes in its shareholders' equity, statement of cash flows and statement of added value for the year then ended, in conformity with accounting practices adopted in Brazil.

4. We have examined the accompanying financial statements of the Company and the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2007, including the balance sheet, statement of income, changes in shareholders' equity, statement of changes in financial position and the supplementary information of cash flows and added value and issued an unqualified opinion, dated March 6, 2008. As mentioned in the explanatory note 3.1, the accounting practices adopted in Brazil changed as from January 1st, 2008. The accompanying December 31, 2007 financial statements was prepared in accordance with accounting practices adopted in Brazil until December 31, 2007 and, as permitted by the Technical Pronouncement CPC 13 - Law 11.638/07 first adoption and Provisional Measure 449/08, are not being restated for comparative purposes.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403 – 0	**COMPANHIA SIDERÚRGICA NACIONAL**	33.042.730/0001-04

12.01 - INDEPENDENT AUDITORS' REPORT - UNQUALIFIED

5. As mentioned in explanatory note 29 to the financial statements, the Company is negotiating insurance coverage for its operational risks with insurance and reinsurance companies in Brazil and abroad.

March 27, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6-F-RJ

Original in Portuguese signed by   Original in Portuguese signed by
Anselmo Neves Macedo   Carla Bellangero
Accountant CRC SP-160482/O-6 S-RJ   Accountant CRC SP-196751/O-4 S-RJ

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

13.01 - MANAGEMENT REPORT

MANAGEMENT REPORT

1 MESSAGE FROM THE BOARD OF DIRECTORS - CHAIRMAIN

Time to reap the positive results

2008 results will be marked in the CSN history not only for the record R$5.8 billion income, which is practically twice as large as the one verified in 2007. CSN is now reaping the positive results from its hard work and dedication, which, accompanied by management focused on results, significantly reduced the impact of the international crisis on the Company's figures.

In 2008, CSN entered into a strategic partnership with an important trading company and some of the largest steel companies in the world. This consortium, composed of Itochu Corporation, JFE Steel Corporation, Posco, Sumitomo Metal Industries, Kobe Steel and Nisshin Steel, acquired 40% of the NAMISA capital for US$3.12 billion.

This transaction should be celebrated for several reasons: CSN formed an important long-term partnership with some of the largest ore consumers in the world and also obtained funds to overcome the turmoil that they crisis may generate on the international market and to take advantage on the opportunities that certainly will arise from it.

Another aspect to be celebrated is the maturing of important investments made by the Company: the cement and long steel-producing units that will begin operations in 2009 and 2010, respectively. These investments are in line with the Company's strategy to diversify its activities. CSN is currently more than a steel producer; it is also a strong group in mining, logistics, power and cement.

The diversified investments place CSN in a privileged position in the economic scenario, both in Brazil and worldwide. The Company is prepared to grow at the same pace of Brazil's growth, and to serve millions of new consumers, who benefited from the economic growth, that entered the market.

In 2008, 85% of our sales were performed in the domestic market and this percentage should be repeated in 2009. This share is one of the CSN strongest points, since Brazilian domestic consumption should be much stronger than the consumption on the international market.

The moment is of uncertainty, both in relation to the economies abroad and to the impact on the business environment in Brazil. However, CSN is currently one of the best prepared companies to face turmoil, both because of its strategy and of its solid financial position which will enable that the 2008 results continue being reaped over the next years.

Benjamin Steinbruch
Chairman of the Board of Directors

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

13.01 - MANAGEMENT REPORT

2   THE COMPANY

CSN is a highly integrated Company whose steel operations cover the entire steel production chain, from the mining of iron ore to the production and sale of coils, tin-coated foils and steel packaging. It also holds interests in railways, port terminals and power generation. Founded in 1941, it began operations in 1946 as Brazil's first flat steel producer, paving the way for the establishment of the national automotive sector. Privatized in 1993, it was entirely restructured, becoming one of the world's most competitive and profitable steelmakers. Always seeking the maximization of its shareholders' return, the Company focuses its operations on five key areas: mining, steel, logistics, cement and power.

This integrated production system of the Company, accompanied by top-quality management, makes the CSN production cost one of the lowest in the world steel sector.

2.1. MINING

2.1.1 Iron Ore

The iron ore market experienced considerably different moments in 2008, going from the most favorable moment in the industry in the last few years to a scenario of uncertainty and caution. Up to September a growing demand for the raw material in Brazil and abroad was noticeable, especially leveraged by the consumption in China, fact which made prices reach all-time threshold records.

From that month on, the international financial crisis made us fear an economic slowdown could be in progress, which could have consequences all over the world. The decrease in the world growth expectations led several steel companies to reduce their production, decision which resulted in a smaller demand for iron ore, bringing the spot market prices back to the same levels of early 2007.

By the end of 2008, countries such as the United States and China announced economic packages, mainly driven by investments in infrastructure. These measures created more favorable expectations regarding the mining and steel industry. In view of this outlook, many companies maintained their investment plans aiming this way to take advantage on the opportunities that may arise in the future.

CSN, based on the aforementioned outlook for this market and operating strategically, carried out in 2008 one of the largest transactions ever in the world mining market, by establishing a strategic partnership with the consortium composed of ITOCHU Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd, Nisshin Steel Co, Ltd. and POSCO. The consortium acquired through this operation 40% of the capital of NAMISA - Nacional Minérios S.A for the amount of US$3.08 billion. The difference of US$3.12 billion, between this amount and the one disclosed by the Material Fact of October 21, 2008, is due to adjustments in the NAMISA balance sheet, established in contract.

This alliance enables new plants to be supplied with part of the ROM (Run of Mine) arising from the Casa de Pedra mine, providing Namisa with a sales potential of approximately 40 million tonnes of products as from 2013.

On the other hand, the Casa de Pedra mine, the CSN main mining asset, which in 2008 reached an all-time record production of 19 million tonnes of iron ore, reached, by the end of the year, an annual installed capacity of 21 million tonnes. In 2009, Casa de Pedra will be ready to

(A free translation of the original report in Portuguese)

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STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
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13.01 - MANAGEMENT REPORT

produce 40 million tonnes of iron ore, with further plans to expand its production to 50 million tonnes up to 2012, and to consolidate its position as a significant and reliable high-purity iron ore supplier.

The Company has been striving, as a result of its 1.6-billion-tonne iron ore audited reserves at the Casa de Pedra mine, to convert new resources into proven and probable reserves. A new technical audit is expected to be carried out in 2009, aiming to at least maximize the audited volume of the reserves.

All of these investment plans, both in the mine Casa de Pedra and in NAMISA, are supported by the CSN logistics integrated system (comprising railways and ports), which is under continuous expansion in order to sustain the growth of the mining activities.

2.1.2 Limestone

The Arcos mining works, located in Pedreira da Bocaina, in Arcos (Minas Gerais State), are responsible for the limestone and dolomite fluxes supply consumed by CSN for the production of steel in Volta Redonda. In 2008, the Arcos mine also supplied nearly 2 million tonnes of limestone and dolomite to Presidente Vargas Steelworks.

As from 2010, the Bocaina mine will supply limestone to the new clinker plant, to be installed somewhere near the current deposit. With that, limestone production is expected to reach 4 million tonnes per year. This production will be reached with reduced investments in the current facilities, basically in the strap transportation system.

As from 2009, CSN will enter the cement market and the Arcos mine will be responsible for supplying limestone not used for steel milling, used for clinker production, one of the main raw materials used to produce cement. As a result CSN will integrate even more its activities and will also verticalize its production and enhance its competitiveness and profitability.

2.1.3 Tin

One of the main raw materials to make tin plates is tin, which is produced by the CSN subsidiary ERSA - Estanho de Rondônia S.A.. ERSA comprises the Santa Bárbara tin mine in Itapuã do Oeste, and a smelting plant in Ariquemes, both in the state of Rondônia.

2.2 STEELMAKING

CSN, which strongly operates throughout the whole steel production chain, supplies different segments of the industry with a diversified range of high value added products. In addition to being the only producer of tin plates in Brazil, CSN produces the most types of galvanized coated materials, resistant to corrosion and less susceptible to price fluctuations in the international market. The CSN main markets are the automotive, construction, distribution, home appliance, OEM (capital goods, engines, etc.) and metal packaging sectors.

The Company has five galvanizing production lines in Brazil – three in the Presidente Vargas Steelworks, in Volta Redonda, one in GalvaSud, in Porto Real (in Rio de Janeiro) and another branch called CSN Paraná, in Araucária (State of Paraná), where the cold-rolling and pre-painting processes are also performed.

CSN also has two overseas subsidiaries: CSN LLC, based in Terre Haute, Indiana, USA, which produces cold-rolled and galvanized products, and Lusosider, in Paio Pires, Portugal, which also produces coated steel.

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00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

13.01 - MANAGEMENT REPORT

CSN is the only producer of tin-plate in Brazil and one of the five largest producers in the world, with an installed capacity of 1 million tonnes per year of tin plates, largely used in the packaging sector. It is also a producer of Galvalume, steel coated with zinc and aluminum which combines shininess and high resistance, in addition to pre-painted steel, both of which much in demand in the construction and home-appliance industries.

The CSN Crude steel production reached 5.0 million tonnes in 2008, which represents nearly 90% utilization of the 5.6 million tonnes installed capacity of the Presidente Vargas Steelworks. This volume was supported by the production of 4.9 million tonnes of pig iron in Blast Furnaces 2 and 3, which were operating in normal capacity during the year. In 2008, due to the economic slowdown seen in the last two months of the year, the Company's roll production had a 10% drop compared to 2007. On the other hand, CSN reached in 2008 a record volume in sales to the domestic market of 4.2 million tonnes.

The works for the construction of the new unit for the production of long steel began in 2008. Using the infrastructure of the Presidente Vargas Steelworks complex, it has already received nearly 70% of the import equipment for this project, completion of which is forecast for 2010.

Metalic Nordeste

Metalic, subsidiary of CSN, is the only manufacturer of two-piece steel cans for beverages in Latin America, and it also produces aluminum lids for the same purpose. In 2008 the Company sold 818 million 350ml cans and 1.3 billion lids, 439 million lids of which being exported to Europe and South America. In 2008, can sales surpassed by 15% the sales of those sold in the previous year.

Metalic currently holds a 6% share in the Brazilian beverage can market and 48% in the Northeast market.

In 2008, Metalic concluded a quality management project and formed a group of process improvement, which started to improve the performance indices of the Company.

In 2009 Metalic will begin its production of 250 ml cans, broadening its products portfolio and meeting a demand of the market for differentiated-size cans.

Prada

Founded in 1936, Companhia Metalúrgica Prada was acquired by CSN through its subsidiary INAL in 2006. With most of its industrial base installed in Latin America for the production of steel packaging, Prada has 3 industrial plants located in São Paulo (state of São Paulo), Uberlândia (state of Minas Gerais) and Pelotas (state of Rio Grande do Sul) and it is an important client for the CSN tin plate products.

Its production lines are capable of delivering the high volumes and technical requirements demanded by the food, chemical and aerosol industries. In 2008, Prada revalidated its ISO 9001:2000 certification, first obtained in 1995. It was also the first company in the segment to reach this qualification.

(A free translation of the original report in Portuguese)

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CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
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00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

13.01 - MANAGEMENT REPORT

Inal

CSN operates in the steel distribution and service market through INAL (Indústria Nacional de Aços Laminados S.A.), selling throughout the country, and it has three service centers and six distribution centers to supply various sectors, such as: automotive, autopart, home appliance, construction, machinery and equipment, sugar and ethanol, agricultural, dealer and furniture industries. Inal, which is amongst the largest companies in the flat steel distribution segment, sells all the CSN line of products, adding value through its wide range of cut, conformation and delivery services in order meet the needs of the most demanding customers.

In 2008 the volume of products sold was 420 thousand tonnes, which was 5% lower than the volume sold in the previous year.

On December 30, 2008, INAL was merged by its parent company Prada, in which transaction both companies started enjoying operating synergy gains. INAL became the Prada business unit, focusing on the steel processing and distribution segment. The INAL business unit remains as a strategic activity for CSN and it will continue its growth in order to add value to the Company's products and remain among the leading companies in this segment.

GalvaSud

GalvaSud S.A. is strategically located between the cities of Rio de Janeiro and São Paulo attending mainly the automotive sector and offering a wide range of world-class products and services. It has a hot galvanizing line and a shearing services center, in addition to a state-of-the-art laser welding facility. In 2008, its production was mostly destined to the automotive market and it produced over 282 thousand tonnes, 74% of which to the automotive segment, a 40% growth compared to 2007.

CSN LLC

CSN LLC is the Company's arm in the USA, and it manages a cold-strip and galvanization mill, installed in the state of Indiana. In 2008, 262 thousand tonnes of galvanized and cold-rolled coils were produced in this unit.

Lusosider

Installed in Paio Pires, Portugal, the company operates with cold-strip and hot immersion galvanization . In 2008, Lusosider produced and sold 233 thousand tonnes of galvanized products to the European market.

2.3 LOGISTICS AND POWER GENERATION

- **Ports**

CSN manages two terminals in Itaguaí Port, in Rio de Janeiro: a Solid Bulk Terminal (Tecar) and a Container Terminal (Sepetiba Tecon).

In 2008, Tecar loaded 16 million tonnes of iron ore and unloaded 4 million tonnes of other products, including coal, coke, sulphur, zinc concentrate for own consumption and to various of its clients. It is important to emphasize that the volume of iron ore shipped in 2008 was more than 180% higher than the volume shipped in 2007. The Tecar expansion project to support the ore export activities is underway, whose expansion phase of the initial capacity to ship 30 million tonnes/year was completed in the first quarter of 2008.

(A free translation of the original report in Portuguese)

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CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
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00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

13.01 - MANAGEMENT REPORT

The terminal will also undergo three other expansion stages, with intermediary phases of 45 and 65 million tonnes/year, until it reaches the total capacity of 100 million tonnes by the end of 2012. After this investment is concluded, Tecar will consolidate Itaguaí port complex as one of the main complexes in the country, enabling the outflow of the total volume of ore sold by CSN in the transoceanic market and placing the Company as an important iron ore exporter.

Sepetiba Tecon, the containers and general cargo terminal managed by CSN, is one of the pillars of the logistics platform project of the Company in Itaguaí.

In 2008, Sepetiba Tecon presented significant figures with a 19% growth in container operations, compared to 2007 and over 30 thousand tonnes of general cargo handling. As a result of the offering of new services, combined with the increase in the volume of containers, the terminal reached expressive levels, with a monthly all-time record of over 25 thousand units handled in October 2008 and a total of 214 thousand units in 2008.

These figures prove the success of the investments carried out with the acquisition of two Portainers Super Post Panamax and two Transtainers on tires. Because of these investments, together with the strong commercial and marketing performance, led the terminal to be ranked 1st in market share among the four terminals in the states of Rio de Janeiro and Espírito Santo, with 30% of the total handled.

New investments in infrastructure and equipment are expected with the construction of the new Berth 301 and the acquisition of two other Porteiners Super Post Panamax and four Transteiners for yard operations, in addition to development projects for the Multimode Logistics Center and for the adaptation of Berths 302/303.

All these factors confirm Sepetiba Tecon's position as a hub port for cargo, which helps it to become, besides the largest container terminal in Rio de Janeiro, one of the largest in its segment Brazil.

- **Railways**

CSN holds equity interest in two railway companies: MRS Logística, which operates the former Southeastern Network of the Federal Railways (RFFSA), in the axis connecting Rio de Janeiro, São Paulo and Belo Horizonte, and CFN, which operates the RFFSA former Northeastern Network in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

CSN directly holds 22.93% of the MRS capital, in addition to an indirect interest of 10.34%. Adding direct and indirect interest, CSN holds 33.27% of the MRS total capital.

MRS Logística, whose twelfth foundation anniversary confirmed its expressive growth, continues having good results. In 2008, it transported 136 million tonnes, a volume 7.6% higher than in the prior year, consolidating its position as the largest container carrier in the domestic railway sector with 59% interest.

The focus of the MRS activities remains dedicated to clients called heavy haul clients (cargos of ore, coal and coke), which represent the transportation of around 103 million tonnes and account for 76% of the total transported by the Company, as well as to long-term agreements, new businesses and projects to leverage the Company's growth. The railroad services that are rendered by MRS are vital for the supply of raw materials and in the outflow of finished products. MRS transports all the iron ore, coal and coke consumed by the Presidente Vargas

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

13.01 - MANAGEMENT REPORT

Steelworks and a part of the steel produced by CSN, for the domestic and foreign markets, besides mining products.

In May 2008, the CFN corporate name changed to Transnordestina Logística S.A., and the CSN interest in this company went from 46.88% to 71.24% and, subsequently, in November 2008, it increased to 81.5%. Nearly R$5.4 billion will be invested, in a partnership with the federal government, in the construction of 1,728 kilometers of track, creating the Nova Transnordestina Railway.

Nova Transnordestina, with a cargo transportation capacity designed to transport 14 million tonnes in 2011 and approximately 25 million in 2020, will play an important role in the development of Brazil's Northeast region.

- **Power generation**

CSN is one of Brazil's largest industrial electric power consumers only behind the aluminum producers. That is why since 1999, it has been investing in power generation projects in order to ensure self-sufficiency. Its electrical assets are the 1,450-MW Itá Hydroelectric Power Plant, in Santa Catarina (CSN holding a 29.5% stake); the 210-MW Igarapava Hydroelectric Power Plant, in Minas Gerais (holding a 17.9% interest) and the 238-MW cogeneration thermoelectric power plant in Presidente Vargas Steelworks, in Volta Redonda, which is fueled by the waste gases from the steel production process. These three plants give CSN an average generation capacity of 430 MW, supplying the group's total need for power.

The Company is developing a project for the installation of a top turbine in Blast Furnace 3 at Presidente Vargas Steelworks, which will allow CSN to add 20 MW to its current generation capacity. The Company is also considering other investments in power in order to meet the expansion project needs and therefore maintain its self-sufficiency.

2.4. CEMENT

The cement industry is a great supplement to steelworks and supplies the entire industrial segment that operates in civil construction, which is a sector of fundamental importance for the country's economic development. The Brazilian housing deficit is estimated in 7.2 million units. Today, half of the Brazilian cement consumption is concentrated in the Southeastern Region.

The Presidente Vargas Steelworks, in Volta Redonda, produces approximately 1.4 million tonnes of blast furnace slag per year. This slag will account for 70% of the raw material to be used in the cement production. Aiming the exploitation of this resource, the Company created a business unit to operate in this segment and to produce cement in a commercial scale in its own unit, which is being constructed in Volta Redonda and is expected to start its operations in 2009. Additionally, it will use clinker to be produced in Arcos (State of Minas Gerais), where CSN has a limestone mine.

3 OUTLOOK, STRATEGY AND INVESTMENTS

Due to the global economy's shrinkage perspective and despite the positive projections on the Brazilian economy, the demand for flat and long steel, iron ore and cement in Brazil may be impaired in 2009.

On the other hand, we believe that the development of a number of investments that began in the past years - the expansion of Casa de Pedra and Namisa and the completion of the first stage of the cement plant, for instance, will allow us to increase the Company's revenues, cash generation and profitability, in addition to overcoming the negative effects of the global crisis.

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CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
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00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

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Given this challenging outlook, CSN will seek the use of its competitive advantages to increase its interest in the various segments of the industry it operates in Brazil and expand its activities abroad, particularly in the European Union and in the Unites States, through its existing subsidiaries and possible new strategic acquisitions.

The investments to substantially increase the current iron ore and long steel and cement production capacity will be carried out as previously planned, since even facing the challenges posed by the global financial crisis, they shown return rates high above the Company's cost of capital. Additionally, the payback period will occur in a few years.

3.1 Iron ore growth

The year of 2008 marked the CSN consolidation in the international iron ore market. The first step towards this goal was taken in February 2007, with the completion of the first phase of the expansion project of the bulk export terminal in Itaguaí (RJ) and the shipment of the first ship. In 2008, CSN sold 18.2 million tonnes, 14.3 million tonnes of which to clients abroad. In addition, 7.5 million tonnes of iron ore was consumed domestically to support the production of crude steel in the Presidente Vargas Steelworks in Volta Redonda.

The CSN goal is to increase its share in the main consuming markets through the sales of its high-quality iron ore.

The total volume of investments in the expansion of the Casa de Pedra mine, in Namisa (Nacional Minérios S.A.), in the port terminal and in the pelletizing plants amounts to approximately US$3.8 billion. The business plan is to increase the current total production capacity from 28 to 90 million tonnes/year up to 2013.

For 2009, the production and sales forecast are 37 and 32 million tonnes of iron ore, respectively.

In December 2008, CSN concluded the sale of 40% interest in Namisa to the Asian consortium: Itochu, JFE Steel, Nippon Steel, Sumitomo Metal Industries, Kobe Steel, Nisshin Steel and Posco for US$3.08 billion.

One aspect that characterizes the iron ore segment is its high margins and returns, and the accumulated price increase in the last five years has been higher than 240%.

3.2 Growth in Steelmaking

Considering the challenges posed by the global financial crisis and its impact on demand for and prices of steel products, the Company decided to review its investments in order to increase the production capacity of flat steel previously approved by the Board of Directors.

The projects in revision or analysis may triple the CSN current crude steel output, from 5.6 million tonnes to nearly 15 million tonnes, enabling even more its global operations expansion plans.

The US$340 million investment necessary to produce nearly 600 thousand tonnes of long steel as of 2010 continues being carried out as previously announced by the Company. This investment has a return rate above the Company's cost of capital and its payback period occurs in a few years.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

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The Company's strategy is (i) to produce more slabs in Brazil, where it has huge competitive advantages, and ship them abroad for rolling and finishing, thereby acting as a local player in strategic markets, especially in the European Union and in the USA, via its existing overseas subsidiaries and new acquisitions and (ii) supplement the product portfolio geared towards the domestic market, especially in the long-steel segment, and strategically position itself for the expected expansion in the Brazilian economy. In this sense, the new plant should be already operating as from December 2010 with a production capacity of 600 thousand tonnes of long steel considering the already existing infrastructure and raw materials at the Presidente Vargas Steelworks.

3.3 Growth in new Markets - Cement

CSN, in order to add value to its shareholders, is investing approximately RS$590 million to produce a total of 2.3 million tonnes of cement based on the production of blast furnace slag at the Presidente Vargas Steelworks and on the limestone from its exclusive mine located in the city of Arcos, in the state of Minas Gerais. We have concluded the first phase of investment in 2009, which will enable us an initial production of 1.0 million tonnes. The cement industry has been recording an average annual growth of 8% in the last five years, and in 2008 the preliminary results show a 13% increase in relation to 2007, according to data from the National Union of the Cement Industry (SNIC). The growth expectations for cement demand in 2009 is 3%.

Executive Summary

- Net revenue reached R$14.0 billion in 2008, 22% up on the previous year, a Company's all-time record.
- Gross profit totaled R$7 billion in 2008, 47% up on 2007, an all-time record, accompanied by a gross margin of 50%, 8 p.p. higher than the previous year.
- EBITDA amounted to R$6.6 billion in 2008, 35% higher than in 2007 and another all-time record.
- The 2008 EBITDA margin reached a substantial 47%, 5 p.p. more than the year before. CSN has consistently recorded EBITDA margins of above 40% for almost 8 years.
- Annual net income totaled R$5.8 billion in 2008, a new all-time Company record and virtually the double of the 2007 figure.
- On December 30, 2008, the Company concluded the sale of 40% of NAMISA capital to the Japanese-Korean consortium Big Jump Energy Participações. This transaction, one of the largest in the mining sector in recent times, increased cash by R$7.3 billion (US$3.08 billion) and had a R$4.0 billion impact on the income for the year.
- Iron ore sales totaled 18 million tonnes in 2008, another Company all-time record, 73% over the 2007 sales.
- In 2008, the installed capacity of the Casa de Pedra Mine reached 21 million tonnes p.a., while the handling capacity of the TECAR iron ore export terminal reached 30 million tonnes p.a.
- In 2008, parent-company and consolidated sales of flat steel on the domestic market accounted for 92% and 85% of the CSN total sales volume, respectively. Consolidated sales to the domestic market totaled 4.16 million tonnes, 15% higher than those in 2007.
- The CSN annual market share of the domestic flat steel (considering hot-rolled, cold-rolled, galvanized and tin plate) increased to 39%, 5 p.p. up on 2007. Highlight should be given to the Company's market share in the galvanized steel market for the construction, home appliances/OEM and distribution sectors which stood at more than 80%.
- Net revenue per tonne in the domestic market averaged R$2,205 in 2008, 16% up on the R$1,893/tonnes performed in 2007.

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▪ In 2008, ROE (Return on Shareholders' Equity) and ROCE (Return on Capital Employed) were 70% and 24%, respectively.

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Consolidated Highlights	2007	2008	2008 X 2007 (Var%)
Crude Steel Production (thousand t)	5,323	4,985	-6%
Steel Sales (thousand t)	5,378	4,891	-9%
Domestic Market	3,614	4,158	15%
Export	1,764	733	-58%
Net Revenues Steel Production (R$/t)	1,775	2,163	22%
Financial Data (R$ MM)			
Net Revenues	11,441	14,003	22%
Gross Profit	4,767	7,026	47%
EBITDA	4,870	6,593	35%
EBITDA Margin	43%	47%	4.5 p.p.
Net Income (R$ MM)	2,922	5,774	98%
Net Debt (R$ MM)	4,804	5,301	10%

Economic and Steel Scenario

Brazil

The year of 2008 consisted of two highly distinct periods, which had impacts on the economy, consumption and, particularly, the productive sector. The first cycle, which began in 2004, continued for the first nine months of 2008 and was characterized by the strong expansion in the local economy, thriving demand, record production levels and substantial GDP growth, among other exceptional growth factors. In the final quarter, however, there was a sudden and sharp deterioration of the markets, caused by the liquidity crisis that began in the USA and ended up affecting the entire global economy, including Brazil. As a result, the final months of the year were marked by rising unemployment, substantial reductions in demand, investment cuts and a big slowdown in the pace of economic growth, to which the Brazilian Federal Government responded with a package of fiscal measures designed to alleviate the impact of the crisis on the productive sector and final consumers.

The solidity of Brazil's macroeconomic foundations was shown when it closed the year with GDP growth of 5.1%. In the first quarter of 2009, however, activity and consumption look set to record a decline, chiefly due to the weak performance of the global economy and the reduction in domestic demand.
Despite the increase in commodity prices throughout the year, the IPCA consumer price index remained close to the upper limit of the inflationary target band, ending the year at 5.90%. In 2009, with demand slowing, it should be closer to the center of the band.

Nevertheless, the reduction in inflationary pressure and the shrinkage of loan operations, triggered by the liquidity crisis, were not enough to make the Brazilian Central Bank adopt a less conservative approach to interest rates in 2008. The institution, whose actions had been

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running counter to the global markets, maintained the SELIC base rate unaltered last year. At its first two meetings in 2009, however, it reduced the interest rate to 11.25% and we expect this downward trajectory to continue, given reduced consumption, the global crisis and the need to control inflation.

International crisis triggered a "herd instinct", culminating in a massive foreign capital flight at the end of the year. However, Brazil's foreign reserves of more than US$200 billion helped maintain the country's sound economic foundations, thereby calming investor fears.

The dollar recorded its lowest levels against the Real for the last nine years in 2008, before moving up sharply as of September and closing the year at R$2.34.

The table below shows market expectations for the next two years, based on the Brazilian Central Bank's Focus report:

	2009	2010
IPCA consumer price index (%)	4.52	4.50
Commercial dollar (final) – R$	2.30	2.30
SELIC (%) – Base Rate	9.75	9.75
GDP (%)	0.59	3.50

Base: March 13, 2009

Another indicator of economic slowdown is the intermediate goods installed capacity use index, measured by the Getulio Vargas Foundation, which closed 2008 at 81.2%, versus 86.5% at the end of 2007.

Sector Performance

The vigorous performance of the steel sector in the first 10 months of 2008 pointed to a growth of 9% over the previous year, thanks to strong demand for steel products and successive price increases. As of November, however, demand fell abruptly, considerably affecting the manufacturers.

According to IBS (Brazilian Steel Institute), crude steel production remained flat over 2007 at 33 million tonnes. However, if the economy had not suffered such a massive slowdown as it did in the last two months, all the flat steel consuming sectors, such as the auto, distribution, construction and home appliance / OEM industries, would have had all-time record figures.

Flat rolled production totaled 14.3 million tonnes in 2008, 9.5% down on 2007.

According to INDA (Brazilian Steel Distributors' Association), 2008 annual flat steel shipments and total sales fell 6% over the previous year, to 17 million tonnes.

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Segments

Construction: 2008 was very positive for the construction segment, especially in the first ten months, with preliminary figures indicating annual growth of 10%. According to SECOVI (Residential and Commercial Real Estate Association in the state of São Paulo), more than 35,000 properties were sold last year in the city of São Paulo alone. On the financing front, the banks made available R$20 billion of their savings accounts for mortgage funding through August. As of September, however, mortgage demand began to fall off, thanks to scarce liquidity and higher interest rates. Now, all eyes are on 2009, given that the Brazilian Federal Government has promised a construction incentive plan as part of its Growth Acceleration Program (PAC). In addition, the infrastructure works for the 2014 World Cup are set to begin in the second quarter of 2009.

Automotive Industry: even with the sharp fall in production in the final months of the year, the auto industry recorded annual growth of 8% in 2008 over the previous year. Vehicle production totaled 3.21 million units, the industry's highest ever figure, and sales reached 2.82 million units, 14.5% up on 2007, putting Brazil in 5th place in the world sales volume rankings.

In the last quarter of 2008, however, production and licensing of vehicles fell 25% and 16% year-on-year, respectively, as demand slowed in the wake of the economy. A recovery, however, is expected in 2009thanks to Government initiatives, including the cut in IPI tax (federal VAT) and the reduction in the base interest rate, which have already had a beneficial impact on auto demand in the opening months of 2009.

Agricultural Machinery: production in 2008 totaled 85,000 units, a new record and a hefty 30.7% up on the year before. Exports did exceptionally well, accounting for 35% of the total output.

In 2008 the share of the agribusiness segment in the GDP stood at 23.5%. The end-of-year drop in commodity prices was partially offset by the sharp surge in the dollar. However, the outlook for agricultural production in 2009 is negative, especially for corn and soybean, which may negatively affect the agricultural machinery sector.

Home Appliances / OEM: sales volume moved up by 4% in 2008, mainly due to the slight upturn in the bulk of wages, which has a major impact on consumption.

The Government is also studying a program to encourage people to change their refrigerators, which should boost sector sales.

Distribution: according to INDA, the distribution sector recorded annual sales growth of 12%, to 3.7 million tonnes in 2008, an excellent result.

International Market

USA

The U.S. economy, which had been showing signs of weakening since the end of 2007, was exceptionally badly hit after the collapse of Lehman Brothers in September 2008. The strong decline in industrial output ended up affecting demand from basic industry and raw material producers, while the loan squeeze and the upturn in systemic risk had an adverse impact on economic activity.

(A free translation of the original report in Portuguese)

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Aiming to inject liquidity into the economy, FED reduced the base rate to one of its lowest levels in recent years, stipulating a fluctuation band between 0 and 0.25% p.a. It also expanded liquidity instruments and increased protection for market agents.

In February, the U.S. government announced a financial stabilization plan intended to restore market confidence.

The hopes of the new Government, the recently adopted measures, the historical behavior of the economy and the size of the potential market will be crucial in determining the economic recovery.

Given this scenario, steel demand fell by 25% in 2008. Lack of credit and consumer confidence had a direct impact on the destocking of steel products and distributors' inventories began to fall slightly as of September.

Despite this reduction, however, prices continued to fall and hot-rolled coils closed the year at around US$540/t, 12% below the average prices recorded in the last 5 years.

Capacity use also felt the effects of the downturn, falling from 90% in mid-year to 50% at the close of 2008 as the industry sought to balance domestic market supply by cutting back on production. Such was the magnitude of these cuts that only 9 out of the country's 30 blast furnaces were operating at year-end.

According to the IISI (International Iron and Steel Institute), U.S. steel production totaled 91 million tonnes in 2008, 7.31% less than the year before.

Europe

The financial crisis spread through Europe in September and October and rapidly contaminated the real economy. Major banks, with portfolios full of toxic assets, appealed to their governments for help in order to reduce the systemic risk and the Euro countries and the UK responded by creating their own individual economic incentive packages.

GDP suffered its biggest setback in recent years, falling by 1.5% in 4Q08, while industrial activity dropped by 8.8%, after having already slipped by 1.5% in 3Q08.

The European Central Bank has been reducing interest rates in an attempt to stimulate the economy. In October, the rate stood at 4.2%. Since October, it has cut the base rate no less than five times and this is now at 1.5%, its lowest level since the creation of the Euro.

The Euro zone countries are expected to recover more slowly than the other developed nation economies.

It was inevitable that the steel sector endured the impacts of the crisis. Auto production fell steadily throughout the year, reducing steel demand in the second half of 2008.

In order to prevent a price collapse, European producers cut output by 35%. Nevertheless, inventories remained high and there was additional pressure from imports, and prices reached their lowest levels at the beginning of 2009.

With the recent reduction in freight charges, imported steel became more competitive than the local product in 4Q08. Transport costs, which had peaked at $130/t, closed at just $10/t, favoring imports, especially from China. As freight prices are expected to remain low, imports are likely to grow in 2009, weakening the European steel sector even more.

(A free translation of the original report in Portuguese)

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CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
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Asia

In the Asian market, all eyes are on China, where the Government introduced a US$586 million economic package to stimulate domestic consumption and encourage investments in infrastructure. As a result, steel production and consumption should witness a boost in 2009, keeping them close to 2008 levels.

The package should also benefit China's economy as a whole, which presented contraction as from the second half of 2008. GDP growth totaled 9% in 2008, its lowest level in the last 5 years.

Of all the Asian economies, Japan experienced the worst pain and the country is now suffering its worst crisis since the post-war period. GDP shrank by 12.7% in 4Q08 alone, chiefly due to its dependence on exports. In December, industrial production fell by 9% and exports dropped by 14%.

According to CRU Analysis, steel plate demand levels in China, which had been recording double-digit growth for some time, was in decline in the last two months of 2008 and it is estimated that the annual steel consumption must have fallen by 17% due to dwindling demand in both the domestic and international markets.

Nevertheless, IISI figures show that Chinese steel production edged up by 1.7% in 2008 to more than 500 million tonnes. In Japan, however, it contracted by 1.2% to 118 million tonnes.

With sluggish international demand and reduced domestic consumption, cutbacks in Chinese production were inevitable and falling prices forced the less efficient steelmakers to shut down their doors.

The economic incentive package, designed to stimulate domestic consumption and exports, will be crucial for the Chinese steel plants.

Production

In 2008 Presidente Vargas Steelworks produced 5.0 million tonnes of crude steel, a 6% reduction in relation to 2007.

Rolled steel output totaled 4.5 million tonnes in 2008, 9% less than in 2007.

Production (in thousand tonnes)	2007	2008	Change 2008 x 2007
Gross steel production (UPV)	**5,323**	**4,985**	**-6.3%**
Third parties consume of slab	25	151	-
Total Gross Steel	**5,348**	**5,136**	**-4.0%**
Rolled* (UPV)	4,955	4,451	-10.2%
Third parties consume of BQ	0	69	-
Rolled (UPV)*	**4,955**	**4,520**	**-8.8%**

* Products for sale, including materials sent to CSN Unit in Paraná

(A free translation of the original report in Portuguese)

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Production Costs (Parent Company)

2008 ANNUAL COSTS

The CSN total steel production costs reached R$5.41 billion in 2008, R$665 million up on the previous year. Excluding the positive effect of the reversal of the revaluation reserve (Law 11638/07) from production costs on the depreciation line, in the amount of R$316 million, total costs would be R$5.73 billion, 20% or R$980 million up on 2007 costs.

The main determining factors in this increase were:

Raw materials: increase of R$967 million, caused basically by:

- **Coal**: increase of R$305 million in costs, due to higher international prices;
- **Coke**: upturn of R$304 million, as a result of increased consumption and price hikes;
- **Scrap:** growth of R$32 million, basically due to higher consumption;
- **Metals** (aluminum, zinc and tin): reduction of R$203 million due to lower consumption and prices;
- **Slabs and hot-rolled coils purchased from third parties:** increase of R$449 million due to the use of import slabs and hot-rolled coils;
- **Other raw materials:** upturn of R$80 million.

Labor: growth of R$51 million due to the pay rise in May/08 on the occasion of the collective bargaining agreement.

General costs: in 2008 there was a decrease of R$15 million in these costs. Despite the reduction in total general costs, it is important to point out here that there were other increases and reductions in costs in the period which should be highlighted, to wit:

- **Natural gas, electricity and fuel**: rise of R$68 million, basically due to higher natural gas prices;
- **Other overall costs**: decline of R$83 million due to the lower annual output.

Depreciation: reduction of R$23 million, excluding the aforementioned reversal of the revaluation reserve.

(A free translation of the original report in Portuguese)

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STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
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The graph below shows the variation in annual production costs, without considering the reversal of the revaluation reserve.

PRODUCTION COST (PARENT COMPANY)



■ Coal and Coke	■ Iron Ore	■ Metals
■ Slabs/Coil Purchased	■ Other Raw Materials	■ Labor
■ Energy/Fuel	■ Maintenance/General Costs	■ Depreciation

Sales

Total Sales Volume

CSN recorded annual steel sales volume of **4.89** million tonnes, **9%** less than in 2007.

Domestic sales and exports accounted for 85% and 15%, respectively, of the consolidated total sales volume and for 92**%** and 8**%,** respectively, of the Parent Company total sales volume.

Sales Volume (thousand t)



Domestic Market

Domestic market sales reached **4.16 million tonnes** in 2008, **15%** more than the previous year.

 The flat steel domestic market in 2008 experienced two very different periods. The first, which lasted from January through October, was marked by strong demand from all sectors, especially from the auto, construction and home appliance/OEM industries, which broke successive production and sales records.

Volume de Vendas (Mil t)



(A free translation of the original report in Portuguese)

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As of November, however, various productive sectors reduced significantly steel consumption as a result the strong slowdown they faced.

Exports

Annual exports totaled **733,000** tonnes, **58%** down on 2007, due to the Company's strategy of prioritizing the domestic market until October and the reduction in international steel demand in 4Q08.

It is worth noting that **87%** of the annual total sales consisted of coated items, which shows the Company's policy of prioritizing the sales of higher added-value products.

Market Share and Product Mix

The Company's share in the domestic flat steel market (hot-rolled, cold-rolled, galvanized and tin plate) reached **39% in 2008,** 5 p.p. higher than in 2007, led by the galvanized market for the construction, home appliance/OEM and distribution sectors, where CSN is the absolute leader, with a market share of more than **80%**.

Regarding the product mix, CSN consolidated in 2008 the 47% market share mark in the coated products market.

Also in 2008, CSN had a **45%** market share in the construction sector, **43%** in the distribution market, **37%** in the home appliance/OEM market, **21%** in the auto market and a massive consolidated **99%** share in the steel packaging market.

In terms of market share by product type, the Company held **99%, 49%, 34%** and **26%** market share in the tin plate, galvanized, hot-rolled and cold-rolled segments, respectively.

As for the sales by market segment the distribution sector was the biggest consumer, accounting for **42**% of 2008 annual sales, followed by the automotive, packaging, construction and home appliance/OEM industries, with **18%, 14%, 13%** and **12%** of the CSN total sales, respectively.



Market Share %

(A free translation of the original report in Portuguese)

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Prices

Throughout 2008, CSN raised prices three times in the domestic market, i.e. in March, May and July, totaling the following percentages:

- Hot-rolled, 50%;
- Cold-rolled, 38%;
- Galvanized, 27%;
- Tin plate, 12%.

Mining

✓ PRODUCTION

In terms of own iron-ore production and purchases from third parties, CSN reached the record level of 28.4 million tonnes in 2008, 18.8 million of which from Casa de Pedra, 5.0 million from NAMISA and 4.6 million from third parties.

The table below shows the CSN iron ore production and third-party iron ore purchases in 2008:

Iron Ore Production			Change
(in million ton)	2007	2008	2008 x 2007
Self Production (Casa de Pedra)	15.0	18.8	25.0%
NAMISA Production*	2.4	5.0	108.0%
Purchases from Third Parties*	3.8	4.6	20.8%
Total Iron Ore (production and purchases)	21.3	28.4	33.6%

* Information on NAMISA considers 100% of CSN's share interest up to November 30, 2008 and 60% as of December 1, 2008 due to the alienation of 40% of NAMISA's capital to the Japanese-Korean Consortium.

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✓ **SALES**

In 2008 the CSN annual iron-ore sales, excluding its own consumption, totaled 18.2 million tonnes, also an all-time Company record, with exports in the period accounting for 14.3 million tonnes, which accounted for 79% of the total volume shipped. It is worth stressing that the volume of iron ore shipped in 2008 was more than 180% greater than the volume shipped in 2007. As for domestic sales they represented 3.9 million tonnes, accounting for 21% of the total.

On the other hand, the iron ore production destined to the Presidente Vargas Steelworks, for the Company's own consumption, totaled 7.5 million tonnes in 2008.



Iron Ore Sales Volume (in million t)

* The CSN consolidated sales include 100% of the NAMISA sales up to November 30, and 60% as of December 1, 2008, due to the alienation of 40% of the NAMISA to the Japanese-Korean Consortium.

✓ **INVENTORIES**

The iron ore inventory balance closed 2008 at approximately 11 million tonnes.

NAMISA

On December 30, 2008, the Company concluded the sale of 40% of NAMISA for US$ 3.08 billion to Big Jump Energy Participações, whose shareholders are Itochu, JFE Steel, Nippon Steel, Sumitomo Metal Industries, Kobe Steel, Nisshin Steel and Posco.

The difference between the transaction amount of US$3.12 billion announced in the material fact of October 21, 2008, and the amount actually paid by Big Jump was due to the NAMISA balance sheet adjustments established in contract.

CSN retains 60% of the NAMISA total and voting capital and the results of the latter were consolidated proportionally to the Company's interest as of December/08.

(A free translation of the original report in Portuguese)

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Net Revenue

Net revenue totaled R$14.0 billion in 2008, 22% up on 2007 and it is a new all-time Company record, fueled by successive steel product price hikes over the year, the sales mix concentration in the domestic market and the larger market share in the mining segment.



Selling, General and Administrative Expenses

Selling expenses totaled R$769 million in 2008, R$178 million more than in 2007, chiefly due to the increased drive to sell steel products in the domestic market and supplements to provisions for doubtful accounts.

General and Administrative (G&A) expenses amounted to R$460 million in 2008, R$76 million more than in 2007 due to higher labor and third party service costs.

Other Income / Expenses

Pursuant the Provisional Measure 449/08, other operating and non-operating income/expenses are now classified under "Other Income and Expenses".

In 2008, CSN recorded a positive result of R$3.85 billion in the "Other Income and Expenses" line, versus a negative R$7.7 million in 2007. The R$3.86 billion improvement was chiefly due to the non-recurring gain of R$4.04 billion in 4Q08 deriving from the percentage variation in equity pick up in the sale of 40% of the NAMISA capital.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

13.01 - MANAGEMENT REPORT

EBITDA

In 2008 the CSN annual EBITDA totaled R$6.6 billion, 35% up on 2007 and a new Company record, primarily due to the increases in the price of steel products along the year of 2008 and the greater market share in the mining segment.

The 2008 annual EBITDA margin reached a substantial mark of 47%, 5 p.p. more in comparison with 2007.



		Consolidated		**Parent Company**
	Accumulated 2007	Accumulated 2008	Accumulated 2007	Accumulated 2008
Net Income for the Period	**2,922,350**	**5,774,149**	**2,905,245**	**4,675,526**
(-) Net financial result	(316,237)	2,780,731	353,192	3,425,371
(-) Social Contribution social	258,736	221,790	220,219	79,387
(-) Income tax	755,800	733,009	604,362	210,005
(-) Depreciation and Amortization	1,132,276	840,303	938,916	652,670
(-) Interest in subsidiaries	109,684	97,212	(1,108,675)	(114,467)
(-) Net non-operating Revenues (Expenses)	(144,728)	-	201,239	(4,005,701)
(-) Other net revenues (expenses) (*)	152,403	(3,854,186)		
EBITDA	**4,870,284**	**6,593,009**	**4,114,498**	**4,922,791**

(*) According to Provisional Measure 449/08, other operating and non-operating income (expenses) are classified as "other net income (expenses)", both of them excluded for the calculation of EDITDA. Other operating income (expenses) are excluded since they do not represent an effective cash disbursement.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
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December 31, 2008   Brazilian Corporate Law

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

13.01 - MANAGEMENT REPORT

EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of the CSN operating performance or as an alternative to cash flows as an indicator of liquidity. Although the CSN management considers EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by the Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and other companies may define and calculate it in a different manner.

Financial Income and Net Debt

In 2008, the net financial income of CSN was negative in the amount of R$2.78 billion. The main factors that negatively affected the net financial income were:

- Provisions for interest on loans and financing totaling R$735 million;
- Monetary correction of tax provisions through the SELIC rate, amounting to R$450 million;
- Loss of R$1.3 billion resulting from the Total Return Equity Swap, based on the CSN ADR price, whose purpose is to exchange the return on interest rate assets (swap) for the price variation of the Company's ADRs. It is worth highlighting that accumulated gains with the operation, from its beginning in 2003 up to December 31, 2008, correspond to R$144 million even after the losses verified in the second half of 2008;
- Other financial expenses amounting to R$102 million, basically constituted of IOF (tax on financial transactions), commissions and banking guarantees

Consolidated net debt moved up from R$4.8 billion on December 31, 20007 to R$5.3 billion on December 31, 2008, essentially due to the following factors:

- EBITDA of R$6.6 billion in 2008;
- Payment of dividends and interest on equity paid in 2008, totaling R$2.3 billion;
- Investment realization of R$2.9 billion in various expansion projects;
- Effect of R$2.78 billion related to the cost of debt, allocated to results;
- Payment of taxes amounting to R$1.0 billion;
- Reclassification in the booking criterion of the equity swap reduced cash and cash equivalents, which were reclassified to escrow account, by R$1.5 billion, increasing net debt;
- Net effect of R$3.9 billion which corresponds to the advance of R$7.3 billion due to the future supply of iron ore from Casa de Pedra and access to logistics, partially offset by the proportional consolidation of the CSN interest in NAMISA in the amount of R$3.4 billion;
- Disbursement of R$0.3 billion related to the share buyback program;

Excluding the effects of the equity swap reclassification and the proportional recognition of the NAMISA advance as operating liability, the CSN consolidated net debt would have been R$0.4 billion, which represents an adjusted net debt/EBTIDA ratio of 0.06.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

13.01 - MANAGEMENT REPORT

The net debt/EBITDA ratio, calculated based on EBITDA of R$6.6 billion in the last 12 months, came to 0.80 at 2008 year-end, an improvement over the 0.99 recorded at the close of 2007.

The CSN consolidated net banking debt was R$1.6 billion on December 31, 2008, bringing it to an adjusted Net debt/EBITDA ratio of 0.24.



Indebtedness (R$ MM) and Net Debt / EBITDA* Ratio

Net Income

CSN recorded in 2008 net income of R$5.8 billion, R$2.9 billion up on 2007 and a new Company record, primarily due to:

- The R$2.3 billion increase in gross profit over 2007;
- Gain of R$4.0 billion from the NAMISA transaction.

On the other hand, the following factors had a negative impact on the 2008 net income:

- The R$3.1 billion decline in the net financial result over 2007;
- The R$0.2 billion increase in Sales, General and Administrative expenses over 2007.
-

Working Capital

Working capital closed December at R$2.2 billion, 72% up on the end-of-2007 figure. The main impact came from increased "Inventories" (R$982 million), reflecting the replacement of inputs at higher costs, in addition to the higher amount of "Accounts Receivable" (R$342

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
December 31, 2008   Brazilian Corporate Law

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

13.01 - MANAGEMENT REPORT

million). On the other hand, liabilities were higher (R$295 million) as a result of a higher balance in the account "Suppliers" (R$592 million), and a lower balance in the account "Taxes Payable" (R$359 million).

The average supplier payment period increased from 73 days at the close of 2007 to **100 days** at the end of 2008, while the average collection period of our sales was performed in **22 days,** 3 days up on the previous year.

The inventory turnover period averaged **187 days**, 56 days up on December 2007, due to lower demand for steel products in the last two months of the year and the planned build-up of semi-finished product inventories, in light of the programmed maintenance stoppage of Blast Furnace 2, scheduled for 2009.

R$ MILLION

WORKING CAPITAL	Dec/07	Dec/08	Chg. 2008
Assets	3,710	4,941	(1,231)
Cash	225	232	(7)
Accounts Receivable	744	1.086	(342)
- Domestic Market	813	1,333	(520)
- Export Market	47	(1)	48
- Allowance for Debtful	(116)	(246)	130
Inventory	2,420	3,402	(982)
Advances to Suppliers	321	221	100
Liabilities	2,401	2,696	(295)
Suppliers	1,347	1,939	(592)
Salaries and Social Contributi	110	118	(8)
Taxes Payable	944	585	359
Advances from Clients		54	(54)
Working Capital	1,309	2,245	(936)

TURN OVER RATIO Average Periods	Dec/07	Dec/08	Chg. 2008
Receivables	19	22	(3)
Supplier Payment	73	100	(27)
Inventory Turnover	131	187	(56)

Capital Market

Share Performance

The international financial crisis adversely affected stock exchanges over the world, reducing investor confidence, and the São Paulo Stock Exchange (BOVESPA) and the New York Exchange (NYSE) closed 2008 with respective losses of 41% and 34%.

Jeopardized by the slide in international commodity prices, the CSN shares fell by 43% on BOVESPA and 56% on NYSE in 2008.

Average daily traded volume in 2008 reached R$ 147 million on BOVESPA, 59% up on the R$92 million recorded in 2007, and US$135 million on NYSE, a 110% improvement over the previous year's US$64 million.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

13.01 - MANAGEMENT REPORT

Performance: CSN x IBOVESPA


Basis 100
1,600
1,200
800
400
In the last 5 years, CSN´s shares appreciated 240%, more than three times the IBOVESPA appreciation of 70% in the same period
CSNA3
IBOVESPA

Shareholders' Payments

The CSN Board of Directors at a meeting held on March 27, 2009 approved the distribution of the 2008 net income. The proposal, to be submitted to the approval of the Ordinary General Meeting, includes the following total payments to the Company's shareholders:

- Distribution of R$160 million, as advance of the 2008 minimum mandatory dividend, to the account of income determined in the balance sheet as of June 30, 2008, approved at the Company's Board of Directors' meeting held on August 12, 2008;
- Distribution of R$1,500 million, as advance of the 2008 minimum mandatory dividend, to the account of income determined in the balance sheet as of June 30, 2008, approved at the Company's Board of Directors' meeting held on March 24, 2009;
- Interest on Shareholders' Equity in the amount of R$268 million, declared in 2008.

As a result, the total distribution to shareholders for fiscal year 2008 amounts to R$1,928 million.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
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00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

13.01 - MANAGEMENT REPORT

4   CORPORATE GOVERNANCE

Investor Relations

Throughout 2008, CSN sought the expansion of its communication channel with the market, aiming at improving investors' perception on the Company's grounds. In 2008 CSN had important achievements and diversifications:

ACHIEVEMENTS:

- Increased its participation in events, conferences and meetings with the financial market, with more than 170 participations, 22% more than in the previous year;

- CSN participation in 33 Domestic and International events;

- Diversification of the operating markets, taking part in conferences and business missions:

    - *Brics and Mena Conference – Dubai;*

    - *FIESP Business Mission – Japan;*

    - *Brazil Capital Market Day – London;*

    - Ten of the most important financial institutions in sell side resumed the CSN coverage;

    - Expansion of activities directed to individual investors;

    - *1st year CSN takes part in the **World Money Show ,** the biggest world fair for individual investors in Orlando/FL;*

    - *3rd consecutive year it takes part in Expomoney São Paulo and 2nd year in Rio de Janeiro;*

    - Closer relationship with sell-side analysts, visits to the facilities of the Casa de Pedra mine, Itaguaí Port and Presidente Vargas Steelworks in Volta Redonda – providing higher visibility for its operations, strategies and investments;

    - It was granted the **XII ANEFAC-FIPECAFI-SERASA Award** for Transparency in the Financial Statements;

CSN SHARES - BOVESPA & NYSE

- All of CSN shares are common shares, that is, each share has a voting right at the Company's Shareholders' Meetings;

- Over 43% of CSN shares are traded on Stock Exchanges, mainly on BOVESPA and NYSE.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

13.01 - MANAGEMENT REPORT

The CSN Ownership Structure as of December 31, 2008



By the end of 2008, CSN was ranked 6th in IBOVESPA's theoretical portfolio.

Vicunha Siderurgia
CBS
Treasury
BNDESPAR
Bovespa (others)
ADR-NYSE

Sarbanes-Oxley Act

The Company is in the final phase of Certification for Internal Controls Related to the 2008 Consolidated Financial Statements (CSN and its subsidiaries), in compliance with Section 404 of the Sarbanes-Oxley Act.

In 2008, tests were carried out to evaluate the effectiveness of the internal controls of CSN, CSN Export, Jaycee (currently CSN Madeira), INAL, GalvaSud and NAMISA, which are companies considered significant for Sox's Certification; the evaluations of these companies began in August 2008. The managers of each process were responsible for testing and monitoring nearly 1,900 controls.

It is important to emphasize that the Accounting Closing Processes and Entity Level consider all the companies of the group, since they are corporate processes.

In 2009, the Company will carry out an internal control rationalization project, mainly aiming at reducing key-controls to be tested and monitored by the Management.

Code of Ethics

CSN has employed a Code of Ethics since 1998, which is periodically revised and updated. New versions are delivered to members of staff in corporate integration trainings, where the changes can be discussed and any possible queries clarified.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

13.01 - MANAGEMENT REPORT

The CSN Code of Ethics details the standards of personal and professional conduct expected of its employees in their relations with other employees, clients, shareholders, suppliers, communities, competitors and the environment, and also contains a declaration of our corporate conduct and commitments. Its guidelines are open to the public and can be found at the CSN website: **www.csn.com.br**.

One of the aspects that have always been dealt with in the Code of Ethics since its creation is the guidance on trading of the Company's shares.

Disclosure of Material Acts and Facts

CSN has a Disclosure Policy of Material Act or Fact, which determines that all such disclosures must contain information that is accurate, consistent, appropriate, transparent and within the proper deadlines, in accordance with the CVM Rule 358 of January 3, 2002, and Section 409 of Sarbanes-Oxley Act – Real Time Issuer Disclosure.

All material acts or facts are disclosed to the markets in which the Company's shares are listed, currently on the Brazilian stock exchange (BOVESPA) and on the North American stock exchange (NYSE).

Management

CSN is controlled by Vicunha Siderurgia S.A., who holds nearly 44% of the Company's total capital.

The management is incumbent upon the Board of Directors and the Board of Executive Officers.

Annual General Meeting

In compliance with the prevailing legislation, the General Shareholders' Meeting, the Company's governing body, meets once a year, to discuss, among other matters, on the Board members' elections, the presentation of the management accounts, the financial statements, the distribution of the year's net income and the payment of dividends. Annual General Meeting shall be held whenever necessary to resolve on matters that are not of its ordinary competence.

Board of Directors

The Board of Directors currently comprised of eight members, four of them independent, meets ordinarily on the dates set forth in the annual schedule of corporate events and extraordinarily whenever it is necessary. Board members' serve a 1-year term with reelection allowed.

The Board of Directors' role is to define and monitor the Company's policies and strategies, monitor the Board of Executive Officers' actions, and decide on material matters for the CSN businesses and operations. It is also responsible for the Board of Executive Officers' election and, if necessary, it can create special advisory committees to help with its activities.

Board of Executive Officers

The Board of Executive Officers is responsible for the CSN management and the general operation of its business, in accordance with the policies and strategies defined by the Board of Directors. The Board of Executive Officers has 6 executive officers who meet periodically and

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13.01 - MANAGEMENT REPORT

each officer is in charge of specific operations, fundamental processes and/or business at the Company. Executive officers serve a 2-year term with reelection allowed.

Audit Committee

The Audit Committee has the autonomy to take decisions related to the provisions of Sections 301 and 407 of the Sarbanes-Oxley Act. Some of its main responsibilities are to review, consider and recommend to the Board of Directors the appointment, remuneration and hiring of the external auditor, as well as to supervise the internal and external audits. Regarding the policies for the engagement of the services of external auditors, some procedures are adopted in order to ensure that there is no conflict of interest, dependence or loss of objectivity of the auditor in his relationship with CSN.

Internal Audit

CSN employs the services of an independent Internal Audit, as determined in the Bylaws. Using generally accepted auditing principles, it examines, analyzes, assesses and corroborates the internal controls of all the CSN Companies in order to assess their effectiveness, appropriateness and integrity, as well as their cost-effectiveness. The work of the Internal Audit is defined according to the Risk Matrix and approved by the Audit Committee, which also monitors its results.

Independent Auditors

In 2008, CSN and its subsidiaries' independent auditors – KPMG Auditores Independentes – were engaged to perform services in addition to those related to the examination of the financial statements.

Both the Company and its independent auditors understand that these services, essentially comprising due diligence works and reviews of the filling out of income tax declarations, do not affect the auditors' independence. The additional services engaged, in the amount of R$196.5 thousand, correspond to 6% of the total external auditing fees.

Services provided by the independent auditors, in addition to the examination of the financial statements, are previously submitted to the Audit Committee in order to ensure that they do not involve a conflict of interest or jeopardize the auditors' independence or objectivity.

5 RISK MANAGEMENT

CSN operates in a globalized and increasingly complex market. Therefore, it is exposed to several risks that might affect its performance and, consequently, its strategies. In order to improve the monitoring of the risks inherent to this exposure, the CSN Board of Directors approved the creation of the Corporate Risks area (in December 2007), which is composed of skilled professionals.

The objective of the CSN Corporate Risks Area is to identify, measure and monitor Corporate Governance risks and levels, ensuring compliance with the Sarbanes-Oxley Act (sections 302 and 404), in addition to keeping the Company's Management and its shareholders informed on the risks inherent to the business processes.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

13.01 - MANAGEMENT REPORT

The Company works in the risk management in order to minimize the impact on its businesses, considering, among others, economic, financial, tax and regulatory aspects in Brazil and abroad.

The CSN internal controls, responsible for risks mitigation, are performed by the operating areas and monitored by the Corporate Risks area, Internal Audit - linked to the Company's Board of Directors - and by the External Independent Auditors.

The risks described below are known by the Company and can currently adversely affect the Company's business.

MARKET RISKS

Steelmaking is normally very cyclic due to supply and demand oscillations, mainly caused by macroeconomic fluctuations worldwide. Significant drops for steel demand in markets served by the Company, either domestically or abroad, can impact its operations which follows the same trends that govern the automotive, civil construction, home appliance and packaging sectors.

However, the Company usually overcomes these cycles without suffering great impacts in its business, since it has cost and production competitive advantage for operating in an integrated manner, i.e. comprising the activities, among others, of mining, railroad, ports and energy.

RAW MATERIAL SUPPLY RISKS

The Company has a fully integrated operation and is self-sufficient in iron ore production. The only inputs acquired from third parties (foreign market) are coal and coke (approximately 30% of the consumption), besides zinc and aluminum, which are acquired domestically.

The Company's operation is seen as integrated for it uses funds from the group's companies, such as CSN - Casa de Pedra, NAMISA, Arcos and ERSA (mining), MRS and Transnordestina Logística (railroad), CSN Energy (energy) and Sepetiba Tecon (port operations).

Additionally, , the Company strives to diversify the origin of imported inputs (coal and coke) in order to protect itself from eventual abusive pricing practices by its suppliers.

COMPETITION RISKS

For a few years now, the world's steel industry has been under intense transformation, marked by mergers and acquisitions in order to increase competitiveness through cost reduction. Brazil is not immune to that. The entry of new competitors known worldwide impacted the industry, especially the automotive segment.

CSN tries to be closer to its customers, offering them more value added products, specific to their needs regarding quality, service and delivery terms. In order to efficiently serve domestic and international markets, the Company acquired interest in two mills - CSN LLC, in the USA and Lusosider, in Portugal. The presence in North America and Europe guarantees the expansion and the closeness to foreign customers in the long-term.

FOREIGN EXCHANGE RISKS

Since it operates and raises funds abroad, part of the Company's revenues (export) and expenses (input import – coal and coke – and equipment) is in foreign currency.

FEDERAL PUBLIC SERVICE
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Taking into consideration that the Brazilian capital market is under development and intense transformation, CSN has been financing its investments and operations in the international capital markets.

As a result, the Company is subject to exchange rate and interest rate variations and it manages fluctuation risks of the amounts in Reais that will be necessary to repay its foreign currency liabilities, using different financial instruments, including cash invested in dollars and derivatives (derivative contracts without financial leverage, as an example of call and put options), mainly swaps and futures contracts.

ENVIRONMENTAL RISKS

Steelmakers generate jobs and products that stimulate the Brazilian economy, but also produce waste and wastewater that might harm the environment. That is why these companies must respect a series of requirements provided for by the Brazilian environmental law, aiming at controlling atmospheric emissions, wastewater and the handling and destination of solid waste to protect human and environmental health.

CSN not only respects the legal requirements, but also adopts a preventive and pro-active posture regarding environmental matters, trying to anticipate eventual risks and/or problems.

LEGAL RISKS

CSN has lawsuits that refer to civil, labor and environmental claims, in addition to collection of federal, state and municipal taxes and contributions. Regarding these lawsuits, the Company had, at the end of 2008, nearly R$ 3.9 billion provided and R$ 2 billion in judicial deposits, but there is no certainty with respect to favorable decisions in these lawsuits because they may end up being deemed as groundless.

The Company also tries to mitigate its legal risks through preventive advisory procedures, monitoring of legislation, participation in public consultations that refer to preparing and enhancing rules that impact its activities, and presence in trade unions and entities that represent the businesses.

INSURANCE RISKS

Regarding the nature of its operations, the Company renewed the coverage for operating risks type All risks with international reinsurance companies for the period comprised between February 21, 2008 and February 21, 2009 for Presidente Vargas Steelworks, Casa de Pedra Mining, Arcos Mining, Paraná Branch, Tecar Coal Terminal, GalvaSud (property damage and loss of profits), Tecon Containers Terminal and ERSA Estanho de Rondônia (loss of profit) in the total risk amount of US$9.57 billion (property damage and loss of income) and the maximum indemnification amount, in the case of a claim, of US$750 million (property damage and loss of income), equivalent to R$1.3 billion. For the period between February 22, 2009 and February 19, 2010, the Company is negotiating with insurance and reinsurance companies in Brazil and abroad to obtain coverage for operating risks. The Company has enough cash coverage to support any possible claims it may incur in.

The risk assumptions adopted, given their nature, are not part of the scope of a financial statement audit and; consequently, they have not been revised by our independent auditors.

CREDIT RISKS

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
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13.01 - MANAGEMENT REPORT

The exposure to credit risk with financial instruments is managed by limiting the counterparts that deal with derivative instruments to large financial institutions with respected credit quality. Thus, the management believes that the counterparts' risk of failure to comply with the agreement is insignificant.

6   INNOVATION

One of the CSN initiatives to increase its share in the markets in which the Company operates is to meet clients' needs in a creative way in order to provide them with products and services of the highest quality. It therefore makes a point of investing in innovative solutions in various operation areas.

Research and Development

CSN has, as Brazil's leading producer of high value-added coated flat steel products, continuously invested in improving its products, processes and services.

The Company has also put a lot of effort into the technological development in the mining area, aiming to increase the recovery of fine minerals, including feasibility studies for the utilization of mineral waste and hard itabirites available in the Casa de Pedra mine.

In 2008, R$32.4 million were invested in Research and Development. CSN, as a cutting-edge Company , is fully committed to seeking technological innovation, to launching products that are attractive to the market and to improving continuously and systematically its production procedures.

7   PEOPLE

After intensifying its efforts in terms of aligning more and more its People Management Model with the maximization culture of value generation, CSN, in 2008, emphasized its employees' development and the training, in order to sustain expansion projects in each of its segments.

Policies and their respective management are compatible with the competitive environment, strongly performance and leadership driven, being supported by learning and dissemination of knowledge concepts.

CSN and subsidiaries closed 2008 with 15,629 employees, a 12% increase compared to the 13,971 employees registered in the previous year.

Internal Communication

CSN has several communication channels with its employees. The CSN intranet gathers information on the company and its practices, with free consultation to the code of ethics, to the organization's manual and to the safe behavior manual, among others.

Corporate and sector newsletters are disclosed through e-mail, filed in the Intranet and are hung on the units' boards. The employees are also updated on the Company's projects by means of a quarterly newspaper, with a publication of 20 thousand copies, and of internal campaigns promoted on billboards and banners at the units.

In 2008, CSN disclosed to its employees the Company's new mission and the new values, training its officers on communication and crisis management.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

13.01 - MANAGEMENT REPORT

Aligned to good practices of corporate communication, CSN makes available specific e-mail addresses of several departments of the company, such as: communication, press agency services, internal auditing and ethics committee, and discloses a toll-free phone number for bad demeanor denouncements.

Employee's commitment to management

The CSN Management System is based on four strategic pillars – People, Safety, Health and Environment, Social Responsibility and Processes – and its challenge is the translation of the Company's strategy into action and the mobilization of all employees.

In 2008, CSN carried out, through the Balanced Scorecard (BSC), the translation of the corporate strategy to all business units and companies of the group, providing greater organizational alignment, changing the strategy execution into a task performed by everyone. This way, people are continuously in contact and cooperating with each other. The process was carried out as from the strategic planning and involved over 170 professionals.

Training and development

CSN has been investing in attraction and talent retention, professional development and qualification projects in order to contribute to the growth of the organization and its people.

One example was the creation of *Projeto Educar.* By setting up the whole infrastructure, such as rooms, instructors, groups and the proper time, in rotation shifts, has served over 2,400 employees, providing education in the Elementary, High and Technical Education. For example: the Electrotechnical courses that qualify our employees for new technical position.

In addition, in 2008, the Company has also granted 172 partial university scholarships as a means of furthering the professional and personal development of its staff.

The internship program is carried out in all units, for 409 students coming from graduate and technical courses from different areas, and it seeks the integration of youngsters into the corporate environment.

The 2008 Trainee Project had 40 positions in the mining, cement and commercial segments. Its main objective was to train potentially qualified youngsters so that they could, in the short term, hold senior positions in the Company, and therefore meet the demand for professionals of the several areas of the business.

Regarding the qualification of new talents, in 2008 the Company also made available 60 MBA positions in renowned institutions, to which professionals coming from key areas of the organization, who are being prepared for future challenges and expansions, were appointed. This action was totally sponsored by CSN.

In 2008, Companhia Metalúrgica Prada (SP) also implemented the *Projeto Interação* to qualify and prepare the employees to the business world.

In order to sustain the CSN Strategy Management Model, Fundação Getúlio Vargas had its services engaged to introduce GVA® (value-based leadership model) at CSN. In 2008, GVA® was implemented at INAL, METALIC, TECON, CSN Logistics and Corporate Areas. Nearly 40 multipliers have also been qualified in the company.

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Management of Competences

CSN develops actions to monitor the level of competences of its employees. Competences are behaviors and attitudes shown by the employee, focusing on the present.

The CSN executives are assessed in nine competences, divided into the following categories: business, leadership and behavioral. This instrument also identifies the organization's talents, sustaining the development of leadership qualification programs.

In 2008 CSN implemented the *Rumo Certo* Program – evaluation of competences for the operating levels – with the pilot project in Volta Redonda, encompassing 6,456 employees. Its main objective was to develop a favorable environment for people's learning and developing.

Profit sharing

The Profit Sharing Program seeks to guarantee the continuous improvement of the Company's results and increase in the generation of value to shareholders by the emphasis given to the performance management in the performance of the strategy.

Managers and employees are assessed by the Company's result indexes, at their business unit, regarding the specific and behavioral performance, always in line with strategic maps and the GVA®.

This balance between the results enables that the variable compensation to be based on the effective contribution of each area when carrying out strategic goals defined by the company, ensuring this way that the best performances are rewarded.

Work safety

The CSN Occupational Health and Safety Management System is part of the productive process and is key for the total quality program, which addresses work safety as a priority and whose objective is guaranteeing the safety and health of the CSN employees, self-employed employees and contactors' employees. CSN adopts the following procedures to support the safety process: Daily Visits to the Work Station, Standardization, Total Quality Program focused on 5 SENSUS-5S: selection, cleanliness, ordering, hygiene and self-discipline, Report and Treatment of Irregularities, workforce Certification, Operating Work Diagnosis, Critical Analysis of the Process, Safe Behavior Manual, Behavioral Audit Program – Stop and Observe, Procedures to adjust the use conditions of the work space, Risk Analysis and Audits. These activities are monitored by the following committees: Central (production executive board and general management areas), Tactical (general management areas and management areas) and Operating (management and supervision areas).

Among the several actions considered in our system, we highlight the following:

1 – Implementation of the Safety Training Center, to reduce the number of accidents caused by failures in the perception of risks, through practical simulations to raise the employees' awareness in the performance of their activities in a safe way.

2- Implementation of initiatives from the Safe Behavior in Traffic – the objective of this program is to raise the employees' awareness regarding traffic safety while commuting. These actions contributed for 27.35% decrease in the frequency rate of accidents in traffic within this journey..

(A free translation of the original report in Portuguese)

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The CSN frequency rate of accidents with personnel was reduced by 21.31%; the severity of the accidents was reduced by 78.40%.

65

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8   SOCIAL RESPONSIBILITY

Corporate Social Responsibility

Throughout its history, CSN has developed important socially responsible policies in the communities it operates. These projects, currently concentrated at CSN Foundation, strengthen the bonds with the community and show the Company's commitment to the country's social and economical development. The initiatives comprise the following areas: education, health, culture and sports. In 2008, nearly R$ 25 million have been invested in social-cultural projects, in comparison with the R$ 16 million and R$ 13 million disbursed in 2007 and 2006, respectively. These actions, always performed in partnerships with strictly selected institutions, benefited over 500 thousand people in ten states of the country,.

CSN carries out the sponsorship of cultural and social assistance projects by means of fiscal incentives for outstanding projects and institutions, among which: São Paulo Museum of Modern Art; Museum of Congonhas (Baroque Reference Center and Stone Studies); Construction of Brasiliana Guita and José Mindlin Library at USP; Paraty International Literary Festival; Philharmonic Jazz Orchestra of São Paulo; Philharmonic Orchestra of Israel; Bach Young Orchestra; and Ramon e Maraó play with the *Palavra Cantada* group. CSN has also sponsored movies that talk about the Brazilian reality, such as "Terra Vermelha e Paraísos Artificiais" (under production).

In the Social Assistance area, CSN supported several projects from institutions enrolled on the Funds for Childhood and Adolescence of several municipalities in the country. These projects focus on physically and mentally disabled children and youngsters; domestic violence and sexual exploitation victims. Among the entities supported, we can highlight: Associação de Assistência à Criança Deficiente - AACD; CEDECA - Centro de Defesa dos Direitos da Criança e do Adolescente - Interlagos and APAE - Associação de Pais e Amigos dos Excepcionais de São Paulo.

The main socially responsible programs directly carried out by the CSN Foundation with the Company's financial support are described as follows:

Vocational training

Escola Técnica Pandiá Calógeras (ETPC), in Volta Redonda (RJ), prepares professionals for the marketplace and for university entrance examination (*vestibular*). The Company has already helped several youngsters enter universities.
In 2008, 1,146 youngsters were enrolled and ETPC offered 275 full scholarships and 115 partial scholarships in all of its courses.

Centro de Educação Tecnológica General Edmundo Macedo Soares e Silva (CET) is an important institution in the city of Congonhas (MG). For over 47 years, it has been contributing to students' technical graduation and qualification, offering qualified professionals to the companies of the Alto Paraopeba region.

Another CET successful project originated from three important agreements entered into between SEDESE – State Office for the Social Development – and VSB Tubos Sumitomo. These agreements made possible the creation of over 498 positions in the areas of Mechanical and Metallurgical Qualification.

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The *Hotel-Escola Bela Vista* **Project** offers hotel service qualification for 18 to 25-year-old youngsters under social risk, at in the southern region of Rio de Janeiro State. The course comprises the following modules: governance, reception, kitchen, events, preventive maintenance, careers office, waiter/waitress, hygiene and food handling, entrepreneurship, information technology, customer service and hands-on workshops.

Each semester, 80 youngsters are selected through a public announcement to take part in the project. It is worth stressing that when these youngsters finish the course, they are hired by hotels, restaurants and companies that promote events.

Social and Cultural Projects

Garoto Cidadão Project
The objective of this project is to stimulate the social, educational and emotional development of the participants, contributing to build well informed citizens, with a critical conscience to the world. Implemented in 1999, the project is aimed at children and teenagers (6 to 16 years old) who study in public schools and who live under a social vulnerability condition.

The project also offers opportunity for digital inclusion, where youngsters have access to information technology, which allows them entering the information society, where they can produce and disseminate knowledge.

The per capita/month cost of the project decreased 22%, from R$ 221.47 in 2007 to R$ 172.78 in 2008, through the optimization of the project's resources without decreasing the service quality. The number of beneficiaries increased from 121 in 2007 to 845 children and teenagers in 2008, in 5 different municipalities in the country.

A Truck to Ziraldo – Ziraldo from A to Z

The objective of A Truck to Ziraldo Project ("*Um Caminhão Para Ziraldo*") is to develop youngsters from different regions of the country, stimulating the arts, reading and writing, spreading the ECA – Child and Adolescent Statute, and defining the value of citizenship.

A specially adapted truck to become a theater stage takes the author's piece of work all around the country.

In 2008, the truck went to 11 Brazilian states and the Federal District bringing entertainment and culture to the public. Overall, 150 thousand people attended the truck's performances.

The CSN Foundation Cultural Center

In order to disseminate and expand the access of the Volta Redonda community to the development of cultural value, the challenge of the Cultural Center is the social transformation through culture, by the promotion of seminars, workshops, lectures, exhibits, recitals and concerts.

At the Cultural Center, the Cultural Tuesday Project offers local artists an area where they can expose their work, in addition to making its amphitheater available for scenic and visual arts, and music. In 2008, the project received over 6 thousand people.

The Art Gallery Project, through its exhibits, courses, communitarian workshops and seminars, stimulates and promotes artists that have innovative, contemporary art ideas, combining art investigation and the debate on the artistic practice.

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In 2007 and 2008, over 350,000 people benefited from the cultural products of the Cultural Center, such as: theater, musicals, concerts and performances in general.
In 2009, the Foundation intends to keep the activities combining new ideas arising from the community.

The CSN Foundation Experimental Orchestra

The CSN foundation Cultural Center, in Volta Redonda, houses the Young Philharmonic Orchestra and the Experimental Orchestra Projects. The Orchestra is composed of 57 young musicians under social vulnerability situation, selected through pre-requirements disclosed by public announcement.

Participants are introduced to orchestral studies supplementing the learning with the activities of choir, vocal technique, musical theory and perception and history of music activities workshops.
In 2008 there were five great concerts and audience estimated in more than 20 thousand people. Also in 2008 there was the beginning of the musical structuring work, aiming at achieving orchestra excellence.

Community Workshops

Community workshops are formed by producers and artists, many of whom musicians, actors, painters and dancers, enabling low-income children, youngsters and adults and individuals with special needs to have access to cultural activities such as music, theater and visual arts. In 2008, the workshops were attended by more than 1,300 people.

Fonoteca Project

One of the CSN Foundation largest commitments is fostering the several segments of culture. The entity has a valuable phonographic collection composed of 16,000 33- and 78-speed records and over 3,000 music sheets, material from the extinguished Rádio Siderúrgica Nacional, in Volta Redonda. The collection, restored and digitalized, is available to the community for research, leisure and preservation of the radio memory. The project also has a web radio to make the access to this collection public.

Social and sports-related Projects

Sport and Citizenship

Recreio do Trabalhador is a modern Sports and Leisure Center that belongs to the CSN Foundation, which is composed of a 47-thousand-square-meter area that includes a sports court and a sports park. At Recreio, two sports projects are developed with a social purpose: the Badminton Center and Viva Vôlei Center.

In 2008, the projects celebrated their fifth anniversary . They have served about 750 children and youngsters under social vulnerability situation that study in public schools of the Médio Paraíba region,. All of them receive transportation voucher and uniform to guarantee the attendance in the project's activities.

Oral Heath Project

The *Rindo á toa* Project is geared towards children that study at municipal schools, who study up to the 4th grade of the Elementary Education. The project's aim is to present the educational and preventive aspects of dentistry.

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Its objective is to motivate, stimulate and promote oral health to children and teachers, adapting its contents to each age range considering their reality and growth stage.

In 2008, 10 thousand people were served in the municipalities of Arcos, Congonhas do Campo and São Brás do Suaçuí, in Minas Gerais, in addition to institutions of the countryside of Rio de Janeiro. In 2009, 80,000 children are expected to be served.

9 ENVIRONMENTAL RESPONSIBILITY

Environmental responsibility integrates the CSN Mission and Values, and it is fundamental to its business strategy. Day-by-day, CSN seeks to continuously improve its processes, in order to obtain consistent gains in its environmental performance. Besides having the ISO 14,001 Environmental Certification in its main units, CSN is constantly seeking the integration of its processes, while eliminating waste and increasing the energetic efficiency of its plants.

In its operations, CSN aims at consolidating sustainable initiatives for local and regional development, integrating the different interests of the parties involved.

In 2008, R$331 million was disbursed on environmental projects, among capital investments and defrayal.

10 STATEMENTS ON FORECASTS AND OUTLOOK

This document contains statements on the outlook that express or estimate expectations of results, performance or events in the future. Actual results, performance or events may differ significantly from those expressed or implied in the statements on the outlook, as a result of various factors, such as the general and economic conditions in Brazil and other countries, interest and exchange rate levels, the future renegotiations and prepayment of liabilities or loans in foreign currency, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national scale).

The Company's financial information presented herein is in accordance with the Brazilian corporate law, and based on audited financial information. Non-financial information, as well as other operating information, has not been audited by the independent auditors.

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(In thousands of Reais, unless otherwise stated)

1.   OPERATIONS

The main activity of Companhia Siderúrgica Nacional ("CSN" or "Company") is the production of flat steel products and its main industrial complex is the Presidente Vargas Steelworks ("UPV") located in the city of Volta Redonda, State of Rio de Janeiro.

Also, CSN is engaged in the mining of iron ore, limestone and dolomite in the branches in the State of Minas Gerais and tin in the State of Rondônia, by means of the subsidiary Estanho de Rondônia S.A. ("ERSA"), in order to meet the needs of UPV. In addition to provide greater synergy to the processes and segments, the Company also maintains strategic investments in mining companies, railroad, electricity and ports. In addition, the Company is establishing a cement plant and a long steel plant in Volta Redonda.

The company, aiming to get closer to clients and exploit markets on a global level, has a steel distributor, metal packaging plants in addition to a galvanized steel plant in the South and another in the Southeast of Brazil supplying mainly the home appliance and automotive industry, respectively. Abroad, the Company has a steel rolling mill in Portugal and another mill in the United States.

The Company's shares are listed on the Stock Exchanges in Brazil (BOVESPA) and in the United States (NYSE).

2.   PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, based on the Brazilian Corporate Law, pronouncements issued by the Committee for Accounting Pronouncements– CPC and rules issued by the Brazilian Securities and Exchange Commission.

In compliance with CPC 02, approved by the CVM Resolution 534, the Company integrated the investments abroad which are not characterized as independent entities to the Parent Company's financial statements.

The Company, in order to enhance the disclosures to the market, presents the following supplementary information of business segments, comprising the Parent Company and the consolidated financial information:

"A distinguishable component of the Company is the segment, the goal of which is manufacturing products, rendering services, or rendering of products and services within a particular economic environment, which is subject to risks and rewards that are different from other segments".

Some balances related to 2007 were reclassified to enable a better comparability with 2008. The main reclassified items are listed as follows:

Derivatives: The amount of R$6,787, related to swap gains in the exclusive fund, was reclassified from securities to loans and financing. And the amount of R$1,472,134 related to the accumulated gain of the total return equity swap operation was reclassified from securities to other accounts receivable under current assets;

Advances to suppliers: The Company transferred the amount of R$320,781 from advance to suppliers to the inventories group because these advances are connected to a specific purchase of raw materials incorporated to inventories upon their effective receipt;

Nonoperating income and expenses: In compliance with Provisional Measure 449/08, the Company reclassified nonoperating income in the amount of R$862,541 to other operating income, and nonoperating expenses in the amount of R$717,813 to other operating expenses.

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3. DESCRIPTION OF NEW PRONOUNCEMENTS APPLICABLE TO THE COMPANY AND SIGNIFICANT ACCOUNTING PRACTICES

3.1. Initial adoption of Law 11638/07

The Company's Management adopted for the first time Law 11638/07 and Provisional Measure 449/08 in preparing the 2008 financial statements, as allowed by the CVM Resolution 565/08, reflecting the initial adjustments as of January 1, 2008, the transition date, on the retained earnings account without retrospective effects on the 2007 financial statements. The amendments introduced are defined as changes in accounting practices, as allowed by the CPC Technical Pronouncement 13 – Initial Adoption of Law 11638/07.

The main purpose of these modifications is to update the Brazilian corporate law so as to harmonize the accounting practices adopted in Brazil with the International Financial Reporting Standards – "IFRS", and enable that new accounting standards and procedures are issued by regulatory authorities in compliance with such standards.

Additionally, as a result of the enactment of the aforementioned Law, several pronouncements issued by CPC were edited and approved by the Brazilian Securities and Exchange Commission (CVM) throughout 2008, with mandatory application for financial statements for the year ended December 31, 2008.

- **Impairment of assets – CPC 01**

The objective of this standard is to ensure that assets are not recorded at an amount higher than that possibly recoverable over time through their use in the entity's operations, or through their sale.

The amounts recorded under property, plant and equipment, intangible assets and deferred charges were analyzed (impairment test) by the Company and its subsidiaries. The recoverable value of these assets exceeds their book value, and thus no impairment loss was recognized.

- **Effects of changes in foreign exchange rates and translation of financial statements – CPC 02**

According to the concepts described in the CPC Technical Pronouncement 02, Management defined that the functional currency of the subsidiaries in the country as the Brazilian Real. For Lusosider the Euro has been adopted, and for the other foreign subsidiaries the functional currency is the U.S. Dollar.

The adoption of CPC 02 changed the following procedures:

a) The exchange rate variations on investments in independent subsidiaries and associated companies, with functional currencies different from that of the parent company, is initially recorded in the shareholders' equity, as accumulated translation adjustments, which will be transferred to income upon the realization of investments. Up to 2007, this exchange rate variation affected the income for the year as equity pick-up.

b) The statement of income of the investees in stable economic environments, with functional currencies different from those used by the parent company, is translated using the average monthly foreign exchange rate, and the other shareholders' equity items are being translated by the historical rate. Previously, the year-end foreign exchange rate was used for the translation of these items.

- **Statement of cash flows – CPC 03**

Statement whose purpose is to provide a basis for the evaluation of the entity's capacity to generate cash and cash equivalents, as well as its liquidity needs in a certain period of time. The Company disclosed the statement of cash flows as supplementary information to the financial statements in previous years, pursuant to the CVM guidance.

- **Intangible assets – CPC 04**

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Intangible assets are evaluated at the cost of acquisition, net of accumulated amortization and, when applicable, net of impairment. The Company's intangible assets consist of software, which is amortized according to the useful life estimated by the Company, and of goodwill based on expected future profitability, which is tested on a yearly basis and whenever the Management considers necessary.

The balances of intangible assets classified in this account were recorded in property, plant and equipment, deferred charges and investments in previous years.

- **Related parties - CPC 05**

The purpose of this Technical Pronouncement is to ensure that the financial statements of an entity provide the necessary information to evidence the possibility that its financial position and income may have been affected by the existence of related parties, and by transactions and existing balances with these parties.

The Company's related parties include the parent company, key Management personnel, subsidiaries, jointly-owned subsidiaries, in addition to other entities.

- **Government subsidies and assistance – CPC 07**

This pronouncement aims at prescribing the accounting record and the disclosure of subsidies to investment, funding and other forms of government assistance.

The subsidiaries Inal Nordeste and Metalic have certain tax incentives, which will be recognized when there is reasonable certainty that the entity will comply with the conditions attaching to them, and that the subsidies are receivable. The Company will record this transaction by means of equity pick-up.

- **Statement of added value - CPC 09**

Its main purpose is to inform the amount of the wealth created by the Company and the form of its distribution. The Company standardized the statement of added value, pursuant to the CVM Resolution 557/08, which approves this technical pronouncement. In previous years the Company used to present this statement as supplementary information to the financial statements.

- **Adjustment to present value – CPC 12**

This pronouncement specifies procedures to calculate adjustments at present value at the initial moment in which assets and liabilities are recognized.

After analyzing the balances of the accounts of monetary assets and liabilities, as well as discount rates based on the market assumptions, the Company and its subsidiaries deemed it not necessary to record adjustment at present value, since these adjustments do not have material effects on the individual and consolidated statements.

- **Initial adoption of Law 11638/07 – Provisional Measure 449/08 and CPC 13**

Law 11638/07 and Provisional Measure 449/08 introduced the possibility of harmonization with IFRS in Brazil, producing some technical changes that enabled this transition and which established the path that should be followed. The Provisional Measure, by introducing the distinction between accounting for corporate purposes and for tax purposes, enables for the adoption of these international standards also for individual balance sheets. Thus, it is necessary to regulate the accounting changes introduced by these two legal instruments and by the Accounting Pronouncements deriving from this convergence.

The purpose of the CPC Pronouncement 13 is to specify procedures for the records in the first year of adoption of the Law, Provisional Measure and Pronouncements.

- **Financial instruments: recognition, measurement and presentation - CPC 14**

The Company and its subsidiaries contracted financial instruments whose balances as of the transition date were reclassified in compliance with the CVM Resolution 566/08, which approved CPC 14. The

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adoption of this classification had no effects on the measurement and recognition of the financial instruments in the opening balance sheet and in the individual and consolidated financial statements as of December 31, 2008.

Financial instruments are initially recognized at fair value plus, whereas those financial instruments not classified at fair value through the income, plus the transaction costs that are directly attributable to them. Subsequently to the initial recognition the financial instruments are measured as follows:

Financial asset or liability measured at fair value through the income

An instrument is classified as measured at fair value through the income if it is held for trading or designated by the Company in the initial recognition. On the occasion of the initial recognition, transaction costs are recognized in the income. These instruments are measured at fair value and the subsequent variations are recognized in the income for the year.

Other financial instruments

These are measured at the amortized cost, using the effective interest rate method, less impairment loss.

The table below presents the financial instruments by category:

	2008			Initial recognition 01/01/2008		
Consolidated - R$ thousand	Balance in 2008	Fair value through income	Loans and receivables - Real interest rate	Initial balances	Fair value through income	Loans and receivables - Real interest rate
Assets						
Current						
Cash and cash equivalents[1]	9,224,113	9,224,113		2,367,352	2,367,352	
Net accounts receivable[2]	1,086,557		1,086,557	744,401		744,401
Advances to suppliers[3]	220,666		220,666	320,781		320,781
Financial instrument guarantee margin[10]	2,473,976	2,473,976				
Noncurrent						
Marketable securities[1]	23,370	23,370		17,713	17,713	
Other securities receivable[4]	137,287		137,287	155,462		155,462
Liabilities						
Current						
Loans and financing [5]	3,257,627		3,257,627	1,156,128		1,156,128
Debentures [5]	44,428		44,428	413,220		413,220
Derivative financial instruments [6]	(304,607)	(304,607)		251,852	251,852	
Accounts Payable to Suppliers [7]	1,939,205		1,939,205	1,346,789		1,346,789
Advances from Clients [8]	54,386		54,386	42,285		42,285
Salaries, charges and social contributions [9]	117,994		117,994	110,313		110,313
Equity swap derivative financial instrument[10]	1,596,394	1,596,394		(1,472,134)	(1,472,134)	
Dividends, interest on shareholders' equity and profit sharing[11]	1,851,933		1,851,933	2,166,039		2,166,039
Noncurrent						
Loans and financing [5]	10,926,538		10,926,538	6,289,940		6,289,940
Debentures [5]	632,760		632,760	640,950		640,950
Derivatives [6]	(7,565)	(7,565)				

(1) Cash and cash equivalents, and long-term securities: The balances of cash, banks and cash in transit are presented at realization (market) value, which is equivalent to their book value. The Company and its subsidiaries settled in Brazil invest their funds in exclusive investment funds, fixed income, and time deposit. These funds' portfolio was valued by its market value and, like fixed income and time deposit operations, it has daily liquidity. The introduction of the new classification did not change the measurement and recognition of such investments in the financial statements.

(2) Accounts receivable: Trade accounts receivable are recorded at the billed amount, including the respective taxes. The turnover of the parent company's and its subsidiaries' accounts receivable is of short term, with an average of 30 days, with no need of adjustments at present value, according to the Company's judgment. The allowance for doubtful accounts is recorded using the Management's assessment on the quality of receivables.

(3) Advances to suppliers: These are advances with future supply guarantees for operations already contracted and with realization in the short term, which justifies the maintenance of historical records. Long-term operations are corrected according to contractual clauses.

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(4) Other receivables: These basically consist of receivables from energy made available in the Electric Power Commercialization Chamber and debt renegotiations, and they are recognized at historical value and will be corrected by the Interbank Deposit Certificate (CDI) rate with the recognition of interest income upon the effective realization.

(5) Loans, financing and debentures: These are recognized at amortized cost, corresponding to the initially recognized value, less amortizations of principal plus accumulated interest by the effective interest rate method.

(6) Derivative financial instruments: These are recognized at fair value as shown in Note 16.

(7) Suppliers: National suppliers are presented at historical value and there is no need of adjustments, since they will be settled at the original value with no additions and in the very short term. For accounts payable of foreign suppliers of raw materials financed in 360 days, the Company understands the adjustment at present value is not material.

(8) Advances from clients: These are contractual credits received as guarantee of future supply of operations already contracted, also with realization in the very short term.

(9) Salaries, charges and social contributions: These liabilities are recorded plus their charges and contributions, and the settlements are estimated at their historical values.

(10) Financial instruments and safety margin of financial instruments (equity swap): These are recognized at fair value as stated in note 17.

(11) Dividends, interest on shareholders' equity and profit sharing: This is **c**ompensation to shareholders and employees calculated based on the income for the year, with settlement estimated for the subsequent year.

- **Deferred charges**

The Company reclassified certain items previously recognized as deferred charges (future profitability goodwill), and it will maintain the remaining balance of deferred charges referring to preoperating expenses incurred before December 31, 2007 until their full amortization or write-off due to impairment.

- **Nonoperating income – Provisional Measure 449/08**

Pursuant to the aforementioned Provisional Measure, the Company reclassified the other nonoperating income and expenses to the operating account group, thus adopting the end of the segregation between operating and nonoperating income.

(A free translation of the original report in Portuguese)

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00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

- **Summary of the effects of Law 11638/07 and Provisional Measure 449/08**

	2008					
	Consolidated			**Parent Company**		
	Final balance	Impacts from Law 11,638/07 and MP 449/08	Balance before adjustments	Final balance	Impacts from Law 11,638/07 and MP 449/08	Balance before adjustments
<u>**ASSETS**</u>						
Current	**18,328,700**	**(60,706)**	**18,389,406**	**13,995,576**	**(60,706)**	**14,056,282**
Inventories	3,622,775	(60,706) (2)	3,683,481	2,664,862	(60,706) (2)	2,725,568
Other	14,705,925		14,705,925	11,330,714		11,330,714
Noncurrent						
Long-term assets	**2,514,172**		**2,514,172**	**4,722,985**		**4,722,985**
Permanent assets	**10,654,567**	**(6,455,122)**	**17,109,689**	**19,301,407**	**(6,426,520)**	**25,727,927**
Investment	1,512		1,512	12,343,479	28,602 (9)	12,314,877
Revaluation	10,083,777	(6,432,820) (1)	16,516,597	6,887,348	(6,432,820) (1)	13,320,168
Intangible assets	526,796		526,796	36,049		36,049
Write-off of deferred charges related to 2007 balance	42,482	(22,302) (5)	64,784	34,531	(22,302) (5)	56,833
TOTAL ASSETS	**31,497,439**	**(6,515,829)**	**38,013,268**	**38,019,968**	**(6,487,227)**	**44,507,195**
LIABILITIES						
Current	**9,633,228**		**9,633,228**	**7,433,379**		**7,433,379**
Noncurrent						
Long-term liabilities	**15,192,878**	**(2,072,306)**	**17,265,184**	**23,838,127**	**(2,072,306)**	**25,910,433**
Deferred income taxes/social contribution		(2,072,306) (3)	2,072,306		(2,072,306) (3)	2,072,306
Other	15,192,878		15,192,878	23,838,127		23,838,127
Deferred income	**8,744**		**8,744**			
Shareholders' equity	**6,662,589**	**(4,443,522)**	**11,106,111**	**6,748,462**	**(4,414,920)**	**11,163,382**
Capital	1,680,947		1,680,947	1,680,947		1,680,947
Adjustments to assets valuation	**1,298,729**	**1,270,127**	**28,602**	**1,298,729**	**1,298,729**	
Reversal of foreign investees' exchange variation		1,270,127 (6)	(1,270,127)		1,270,127 (6)	(1,270,127)
Adjustments to assets valuation, equity effects					28,602	(28,602)
Adjustments to assets valuation	3,705,215	(5,459,117)	4,641,659	3,768,786	(4,360,513)	8,129,299
Reversal of revaluation reserve		(6,432,820) (1)	6,432,820		(6,432,820) (1)	6,432,820
Reversal of income taxes/social contribution on revaluation reserve		2,072,306 (3)	(2,072,306)		2,072,306 (3)	(2,072,306)
Reversal of prepayment intercompanies exchange variation	(730,502)	(730,502)				
Reversal of intercompany loans variation	(713,955)	(713,955)				
Reversal of loan agreement exchange variation	(220,095)	(220,095)				
Provision of deferred income taxes on adjustments to assets valuation	565,948	565,948				
Retained earnings (or accumulated losses)	(22,302)	(254,532)	281,146		(1,353,136)	1,353,136
Reversal of recording of revaluation reserve		(425,979) (2)	425,979		(425,979) (2)	425,979
Reversal of income taxes/social contribution on revaluation reserve		144,833 (4)	(144,833)		144,833 (4)	(144,833)
Write-off of deferred charges related to 2007 balance	(22,302)	(22,302) (5)			(22,302) (5)	22,302
In the income for the year	5,774,149	57,211	5,716,938	4,675,526	(1,049,687)	5,725,213
TOTAL LIABILITIES	**31,497,439**	**(6,515,829)**	**38,013,268**	**38,019,968**	**(6,487,227)**	**44,507,195**
NET REVENUE	**14,002,871**		**14,002,871**	**10,504,554**		**10,504,554**
Cost of goods sold and services rendered	(6,976,382)	351,151 (2)	(7,327,533)	(5,387,338)	344,003 (2)	(5,731,341)
GROSS OPERATING INCOME	**7,026,489**	**351,151**	**6,675,338**	**5,117,216**	**344,003**	**4,773,213**
OPERATING REVENUES AND EXPENSES						
Selling expenses	(775,624)	2,777 (2)	(778,401)	(517,935)	2,546 (2)	(520,481)
General and administrative expenses	(498,159)	2,493 (2)	(500,652)	(329,160)	1,578 (2)	(330,738)
Other operating revenues	3,761,117	17,146 (2)	3,743,971	4,005,701	17,146 (2)	3,988,555
OPERATING INCOME BEFORE FINANCIAL EFFECTS AND INTERESTS	**9,513,823**	**373,567**	**9,140,256**	**8,275,822**	**365,273**	**7,910,549**
Financial income and expenses	**(3,179,300)**		**(3,179,300)**	**(2,040,777)**		**(2,040,777)**
Foreign exchange variation from loans and intercompany operations	**1,664,552**	**1,664,552** (7)				
Foreign exchange variation from foreign investees	(1,270,127)	(1,270,127) (6)		(1,270,127)	(1,270,127) (6)	
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	**6,728,948**	**767,992**	**5,960,956**	**4,964,918**	**(904,854)**	**5,869,772**
Current income taxes/social contribution	(1,355,770)	(144,833) (4)	(1,210,937)	(572,075)	(144,833) (4)	(427,242)
Deferred income taxes/social contribution	400,971	(565,948) (8)	966,919	282,683		282,683
NET INCOME FOR THE YEAR	**5,774,149**	**57,211**	**5,716,938**	**4,675,526**	**(1,049,687)**	**5,725,213**

(1) Revaluation reversal
(2) Portion related to the reversal of the depreciation of the revaluation
(3) Reversal of income and social contribution taxes related to the revaluation
(4) Reversal of income and social contribution taxes related to the depreciation of the revaluation
(5) Write-off of revaluated assets
(6) Write-off and reclassification of certain deferred assets items pursuant to law 11638/07
(7) Exchange rate variation of loans and financing from intercompany operations: Fixed rate notes, intercompany and loan
(8) Income tax (IR) and social contribution on net income (CSLL) related to exchange rate variation of loans and financing from intercompany operations
(9) Adjustment of equity valuation effects

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

14.01 - NOTES TO THE FINANCIAL STATEMENTS

3.2. Main practices

(a)   Statement of income

The results of operations are recognized on the accrual basis and the revenue from the sales of products is recognized when the Company no longer controls or holds any responsibility for the property and all risks and rewards have been transferred to the buyer. Revenue from services rendered is recognized in proportion to the stage of completion of the service.

Revenue is not recognized if Management cannot measure its value precisely and if there are significant uncertainties as to the realization of the sale's economic benefit.

(b)   Current assets and noncurrent assets

- **Cash and cash equivalents**

These are represented by immediate liquidity amounts, redeemable in up to 90 days from the balance sheets dates and with an insignificant risk of change in their market value. Financial assets included in this group are measured at fair value through the income.

- **Marketable securities**

The investment funds have daily liquidity and the assets are valued at market value, according to instructions of the Central Bank of Brazil and the Brazilian Securities and Exchange Commission (CVM), since the Company considers these investments as securities held for trading.

- **Trade accounts receivable**

Trade accounts receivable are recorded at the invoiced amount, including the respective taxes and ancillary expenses and credits from clients in foreign currency are corrected by the exchange rate as of the date of the financial statements. The allowance for doubtful accounts was recorded in an amount considered adequate to support any losses and Management's assessment takes into account the client's history, the financial situation and the assessment of our legal advisors regarding the receipt of these credits for the recording of this provision.

- **Inventories**

Inventories are stated at their average cost of acquisition or production and imports in transit are recorded at their cost of acquisition, not exceeding their market or realization values. Provisions for losses or obsolescence are recorded whenever Management considers it appropriate.

- **Investments**

Investments in subsidiaries and jointly-owned subsidiaries are recorded by the equity accounting method and recognized in the income for the year as operating income (or expenses). Other investments, represented by minority interest, are recorded at cost.

For purposes of equity accounting calculation, gains or transactions to be carried out between the Company and its subsidiaries and direct and indirect associates are eliminated based on the ratio of the Company's interest.

When necessary, the accounting practices of the subsidiaries and associated companies are changed to ensure criteria consistency and uniformity with the practices adopted by the Company.

Accounting records of the dependent subsidiaries were consolidated to the parent Company's financial statements, as provided for in the CPC Pronouncement 02.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
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00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

- **Property, plant and equipment**

These are recorded at acquisition, formation or construction cost. Depreciation is calculated through the straight-line method, based on the remaining economic useful lives of the assets, and depletion of the Casa de Pedra mine is calculated based on the quantity of iron ore extracted. All interest charges related to loans and financing specific for construction in progress are capitalized until the constructions are concluded.

Law 11638/07, MP 449/08 and CPC 01 require that the recoverability evaluation of all items in this subgroup be carried out whenever there is evidence of loss, as no item should remain recorded under property, plant and equipment at an amount lower than its recoverable value. The Company evaluated property, plant and equipment items and did not identify any loss to be recorded.

- **Intangible assets**

Intangible assets comprise the assets acquired from third parties, including by means of business combination, and/or those internally generated by the Company.

These assets are recorded at the acquisition or formation cost, less amortization calculated through the straight-line method based on exploration or recovery terms.

Intangible assets with an indefinite useful life, as well as goodwill for expected future profitability, will no longer be amortized as of January 1, 2009, and their recoverable value is tested on a yearly basis. The Company applied a goodwill recoverability test for the year ended December 31, 2008 and previous years.

- **Deferred charges**

The Company reclassified certain items previously recognized in deferred assets (future profitability goodwill), and it will maintain in this group only remaining balances of deferred preoperating expenses, which will be amortized in accordance with the criteria prior to Law 11638/07 due to the option offered by CPC 13 (Initial adoption of Law 11638/07 and MP 449/08).

- **Impairment**

The recoverable value of the accounts of property, plant and equipment, intangible assets and deferred charges are tested on a yearly basis or whenever significant events or changes in circumstances indicate the book value may not be recovered.

In order to test the recoverability of an individual asset or group of assets, the Company analyzes supporting evidence that their book values will not be recoverable and, should these evidences be confirmed and the Company identifies an impairment possibility, Management compares the residual book value of this group of assets with their recoverable value.

The recoverability of the goodwill balances is tested on a yearly basis regardless of the indication of non-recovery of their book value.

When the residual book value of the asset exceeds its recoverable value, the Company will recognize a reduction in the book balance for this asset.

- **Other current and noncurrent assets**

Stated at their realization value, including, when applicable, the yields earned up to the date of the financial statements or, in the case of prepaid expenses, at cost.

(c)   Current and noncurrent liabilities

These are stated at their known or estimated values, plus, when applicable, the corresponding charges and monetary and foreign exchange variations incurred up to the date of the financial statements.

-

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

14.01 - NOTES TO THE FINANCIAL STATEMENTS

- **Employees' benefits**

In accordance with Resolution 371/00, issued by the Brazilian Securities and Exchange Commission, the Company has been recording the respective actuarial liabilities as from January 1, 2002, in accordance with the aforementioned reported resolution and based on studies, which are carried out annually, prepared by external actuaries.

- **Income and social contribution taxes**

Income and social contribution taxes are calculated at rates of 15% plus an additional of 10% on taxable basis for income tax and at a 9% rate on taxable basis for social contribution on net income. In the calculation of taxes, the tax loss carryforward and negative basis of social contribution is also considered, limited to 30% of taxable income.

The deferred tax assets deriving from tax loss carry forwards and negative basis of social contribution on net income were recorded pursuant to the CVM Rule 371/02 and took into consideration the history of profitability and the expectations of generating future taxable income, based on a technical study.

(d)   Derivative financial instruments

The financial instrument balances, recorded pursuant to CPC 14, which was approved by the CVM Resolution 565/08, are classified and recorded at fair value and gains and losses are recognized in the income by accrual period.

In order to contract derivative financial instruments with hedging purposes within the Company's internal controls structure, the foreign exchange exposure is ascertained by means of analyzing assets and liabilities exposed to foreign currency, and among these assets and liabilities exposed we have: accounts receivable and payable in foreign currency, investments in other companies overseas, funds available and foreign currency debt.

This exposure is continuously ascertained and presented to the Board of Directors for approval of the Company's hedging strategy.

(e)   Other derivative financial instruments

The Company maintains a financial instrument called total return equity swap, whose purpose is to increase the return on financial assets. This instrument is recorded at fair value and gains and losses are recognized in income by accrual period.

The Company recorded this instrument in other accounts payable, and the margin of safety of this instrument, in other accounts receivable.

(f)   Treasury Shares

As established by the CVM Rule 10 of February 14, 1980, treasury shares are recorded at cost of acquisition, and the market value of these shares is calculated based on the average stock exchange quotation on the last day of the period.

(g)   Accounting Estimates

The preparation of the Financial Statements in accordance with the accounting practices adopted in Brazil requires that Management uses its judgment in determining and recording the accounting estimates, such as: allowance for doubtful accounts, provision for inventory losses, provisions for labor, civil, tax and social security liabilities, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employees' benefits. The settlement of the transactions involving these estimates may result in different amounts from those estimated, due to lack of precision inherent to the process of their determination. The Company periodically reviews the estimates and assumptions.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

14.01 - NOTES TO THE FINANCIAL STATEMENTS

4. CONSOLIDATED FINANCIAL STATEMENTS

The accounting practices reflect the changes introduced by the new pronouncements and were treated uniformly in all the consolidated companies.

The consolidated financial statements for the years ended December 31, 2008 and 2007 include the following direct and indirect subsidiaries and jointly-owned subsidiaries:

	Ownership interest (%)		
Companies	2008	2007	Main activities
Direct investment: full consolidation			
CSN Energy	100.00	100.00	Equity interest
CSN Export	100.00	100.00	Financial operations, trading of products and equity interest
CSN Overseas	100.00	100.00	Financial operations and equity interest
CSN Panama	100.00	100.00	Financial operations and equity interest
CSN Steel	100.00	100.00	Financial operations and equity interest
Arame Corporation	100.00	100.00	Dorment Company
TdBB S.A	100.00	100.00	Dorment Company
International Charitable Corporation	100.00	100.00	Dorment Company
GalvaSud	99.99	15.29	Steel industry
Sepetiba Tecon	99.99	99.99	Maritime port services
Pelotização Nacional		99.99	Mining and equity interest
Minas Pelotização	99.99	99.99	Mining and equity interest
CSN Aços Longos	99.99	99.99	Steel and/or metal products industry and trade
Nacional Siderurgia	99.99	99.99	Steel industry
Estanho de Rondônia - ERSA	99.99	99.99	Mining
Cia Metalic Nordeste	99.99	99.99	Packaging production
Companhia Metalúrgica Prada	99.99		Packaging production
CSN Cimentos	99.99	99.99	Cement production
Inal Nordeste	99.99	99.99	Steel products service center
CSN Gestão de Recursos Financeiros	99.99	99.99	Dorment Company
Congonhas Minérios	99.99	99.99	Mining and equity interest
CSN Energia	99.90	99.90	Electricity trading
CSN I		99.99	Equity interest
Indústria Nacional de Aços Laminados - INAL		99.99	Steel products service center
Nacional Minérios		99.99	Mining and equity interest
Direct investment: proportional consolidation			
Transnordestina Logística	84.50	46.88	Railroad transport
Nacional Minérios	59.99		Mining and equity interest
Itá Energética	48.75	48.75	Electricity generation
MRS Logística	27.27	32.93	Railroad transport
Indirect investment: full consolidation			
CSN Aceros	100.00	100.00	Equity interest
CSN Cayman	100.00	100.00	Financial operations, trading of products and equity interest
CSN Iron	100.00	100.00	Financial operations
Companhia Siderurgica Nacional LLC	100.00	100.00	Steel industry
CSN Holdings Corp	100.00	100.00	Equity interest
Companhia Siderurgica Nacional Partner LLC	100.00	100.00	Equity interest
Energy I	100.00	100.00	Equity interest
CSN Madeira	100.00	100.00	Financial operations, trading of products and equity interest
Cinnabar	100.00	100.00	Financial operations and equity interest
Hickory	100.00	100.00	Financial operations and trading of products
Lusosider Projectos Siderúrgicos	100.00	100.00	Equity interest
CSN Acquisitions	100.00	100.00	Financial operations and equity interest
CSN Finance (Netherlands)	100.00	100.00	Financial operations and equity interest
CSN Finance	100.00	100.00	Financial operations and equity interest
CSN Holdings	100.00	100.00	Financial operations and equity interest
Inversiones CSN Espanha		100.00	Financial operations and equity interest
MG Minérios		99.99	Mining and equity interest
Lusosider Aços Planos	99.94	99.94	Steel industry and equity interest
Itamambuca Participações	99.93	99.93	Mining and equity interest
CSN Energia	0.10	0.10	Electricity trading
Companhia Metalúrgica Prada		99.99	Packaging production
GalvaSud		84.71	Steel industry
Indirect investment: proportional consolidation			
MRS Logística	6.00		Railroad transport
NMSA Madeira	60.00		Equity interest and trading of products and minérios
Inversiones CSN Espanha	60.00		Financial operations and equity interest
Pelotização Nacional	59.99		Mining and equity interest
MG Minérios	59.99		Mining and equity interest

Note: Main movement involving the subsidiaries throughout 2008:
a) CSN I was merged by GalvaSud;
b) INAL was merged by Cia. Metalúrgica Prada;
c) CSN sold 10% of the MRS shares to Namisa;

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

d) CSN sold 2,271,825 shares of Namisa to the nonrelated company Big Jump Energy Participações S.A. (“Big Jump”). Subsequently Namisa issued 187,749,249 new shares, which were paid in by Big Jump, reducing the CSN interest from 100% to 59.99%;
e) Pelotização Nacional, MG Minérios and Inversiones CSN Espanha – these companies were sold by CSN to Namisa.

The following consolidation procedures were adopted in the preparation of the consolidated financial statements:

- Elimination of the balances of asset and liability accounts between consolidated companies;
- Elimination of the balances of investments and shareholders’ equity between consolidated companies;
- Elimination of balances of income and expenses and unrealized income deriving from consolidated intercompany transactions;
- Presentation of income and social contribution taxes on the unearned income as deferred taxes in the consolidated financial statements;
- Reclassification of exchange rate variations of monetary items with net foreign investment characteristics from financial income to shareholders’ equity.

Pursuant to the CVM Instruction 408 of August 18, 2004 the Company consolidates the financial statements of the exclusive investment funds Diplic and Mugen.

The base date for the subsidiaries’ and jointly-owned subsidiaries’ financial statements coincide with that of the parent company.

The reconciliation between shareholders’ equity and net income for the year of the parent company and consolidated is as follows:

	Shareholders' equity		Net income for the year	
	2008	2007	2008	2007
Parent company	**6,748,462**	**7,627,610**	**4,675,526**	**2,905,245**
Elimination of income in inventories and other adjustments	(85,873)	(85,349)	17	17,105
Exchange variation on long-term loans in US$ with foreign investee (CPC02)			1,098,606	
Consolidated	**6,662,589**	**7,542,261**	**5,774,149**	**2,922,350**

Additionally, subsidiaries abroad which are not characterized as independent entities were consolidated to the parent company’s financial statements, pursuant to CPC 02, approved by the CVM Resolution 534/08:

	Ownership interest (%)		
Companies	2008	2007	Main activities
Branches			
CSN Islands VII	100.00	100.00	Financial operations
CSN Islands VIII	100.00	100.00	Financial operations
CSN Islands IX	100.00	100.00	Financial operations
CSN Islands X	100.00	100.00	Financial operations
CSN Islands XI	100.00	100.00	Financial operations
Tangua	100.00	100.00	Financial operations
International Investment Fund	100.00	100.00	Nonoperating Company

5. RELATED PARTY TRANSACTIONS

a) Transactions with the Parent Company

Vicunha Siderurgia S.A. is a holding company whose purpose is to hold interest in other companies. It is the Company’s main shareholder, with a 45.98% interest in the voting capital.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

14.01 - NOTES TO THE FINANCIAL STATEMENTS

Vicunha Siderurgia's corporate structure is as follows:

Rio Purus Participações S.A. (unaudited) – holds 60% of National Steel and 59.99% of Vicunha Steel S.A.
CFL Participações S.A. (unaudited) – holds 40% of National Steel and 39.99% of Vicunha Steel S.A
National Steel (unaudited) – holds 33.19% of Vicunha Aços
Vicunha Steel (unaudited) – holds 66.81% of Vicunha Aços
Vicunha Aços (unaudited) – holds 99.99% of Vicunha Siderurgia
Vicunha Siderurgia – holds 45.98% of CSN

During the year 2008, CSN paid dividends and interest on shareholders' equity to Vicunha Siderurgia in the amounts indicated in the table below, in which the proposed dividends are also shown, considering the Vicunha Siderurgia interest as of the closing date of these financial statements.

Parent company	Proposed dividends	Proposed interest on sharholders' equity	Dividends paid in the period	Interest on sharholders' equity paid in the period
Total in 2008	689,947	123,421	938,223	93,210
Total in 2007	865,683	93,210	231,600	90,944

b) Transactions with jointly-controlled subsidiaries

The Company holds an interest in jointly-controlled subsidiaries in the strategic areas of mining, logistics and power generation. The characteristics, goals and transactions with these companies are stated as follows:

• **Nacional Minérios S.A. ("Namisa")**

Its main purpose is to extract and sell own and third-party iron ore. The main operations are developed in the municipality of Congonhas, state of Minas Gerais, and in Itaguaí, state of Rio de Janeiro. CSN maintains iron ore supply and port services provision transactions, in addition to maintaining operations related to operational and financial support (see Note 10).

• **Transnordestina Logística S.A.**

Its main purpose is to exploit the public rail cargo transportation service concession and the development in the Northeast Network, and it does not provide services to CSN. The Company does not maintain operating transactions with the subsidiary, and the operations between the parties are related to financial support to projects and operations of Transnordestina.

• **MRS Logística S.A.**

Its purpose is to exploit and develop the public rail cargo transportation service in the Southeast Network, which serves the Rio de Janeiro-São Paulo-Belo Horizonte stretch. MRS provides rail cargo transportation services for the supply and outflow of the CSN raw materials and finished products.

• **Itá Energética S.A. – Itasa**

Itasa holds an interest in the Itá Hydroelectric Power Plant consortium and the operations between the parties are related to the contracting of the electric power supply for the CSN operations.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

- **Assets**

Companies	Accounts receivable	Dividends receivable	Advance for future capital increase	Total
Nacional Minérios	185,292	56,577		241,869
MRS Logística	510	129,420		129,930
Transnordestina			38,617	38,617
Itá Energetica		4,071		4,071
Total in 2008	185,802	190,068	38,617	414,487
Total in 2007	26,367	98,885	651,290	776,542

- **Liabilities and shareholders' equity**

	Liabilities				Shareholders' equity	
Companies	Loans Prepayment	Loans / Current accounts	Other	Total	Adjustments to Assets Valuation - Effects	Total
Nacional Minérios ("Namisa")	7,286,154		3,272	7,289,426	51,825	51,825
MRS Logística		2,142	54,239	56,381		
Itá Energetica			10,755	10,755		
Total in 2008	7,286,154	2,142	68,266	7,356,562	51,825	51,825
Total in 2007		4,363	11,034	15,397		

Namisa: the prepayment with the jointly-controlled subsidiary Nacional Minérios is related to the contractual obligation of iron ore supply and port services by CSN. The contract has a 12.5% p.a. interest rate and maturity estimated for December 2042. The valuation adjustment effects are related to the investee abroad using the dollar as functional currency.

MRS: in other accounts payable with MRS Logística we recorded the amount provisioned by CSN to cover take-or-pay contractual expenses related to the rail transportation contract under normal price conditions practiced in this market.

Itasa: it is related to the electric power supply billed under normal market conditions of the Brazilian energy market.

- **Income**

	Income			Expenses	
	Products and services	Interest and monetary and exchange variations	Total	Products and services	Total
Itá Energética				122,680	122,680
MRS Logística	179		179	475,657	475,657
Transnordestina		14,440	14,440		
Nacional Minérios ("Namisa")	290,757		290,757	95,412	95,412
Total in 2008	290,936	14,440	305,376	693,749	693,749
Total in 2007	28,666	14,711	43,377	412,974	412,974

For further information on the subsidiaries, see Note 10.

c) Transactions with subsidiaries and special purpose entities (exclusive funds)

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

- **Assets**

Companies	Accounts receivable	Marketable securities	Loans/Current accounts(*)	Dividends receivable	Advance for future capital increase	Total
Cinnabar			2,234,493			2,234,493
Exclusive Funds (**)		1,188,464				1,188,464
NMSA Madeira			1,168,516			1,168,516
CSN Madeira	483,446		506,282			989,728
CSN Export	348,314					348,314
CSN Cimentos					248,626	248,626
Prada	106,403		2,499		(1,314)	107,588
CSN Aços Longos					107,069	107,069
GalvaSud	2,609			100,567		103,176
Inal Nordeste	9,408				6,000	15,408
CSN Energia				9,798		9,798
Cia. Metalic Nordeste	8,787					8,787
Estanho Rondonia				4,958		4,958
Sepetiba Tecon	85					85
Aceros			58			58
Total in 2008	959,052	1,188,464	3,911,848	115,323	360,381	6,535,068
Total in 2007	863,424	683,690	71,235	139,318	100,369	1,858,036

(*) Cinnabar – Contract in US$; interest ranging from 5.58% p.a. to 10.42% p.a.; final maturity in January 2015.
NMSA Madeira - Contract in US$; interest of 0.25% p.a.; final maturity in January 2009.
CSN Madeira - Contract in US$; interest ranging from 9.50% to 10.88 % p.a.; final maturity in January 2015.

(**) Financial investments in exclusive funds managed by Banco Pactual are basically backed by Brazilian government securities and have daily liquidity.

Accounts receivable derive from sales operations of products and services between the parent company and the subsidiaries.

- **Liabilities**

	Loans and financing			Accounts payable		
Companies	Prepayment (1)	Fixed Rate Notes(2)	Loans and Intercompany Bonds (2)	Loans (3) / current accounts	Other	Total
Cinnabar	1,901,895	931,857	129,252	357,935		3,320,939
CSN Iron	114,061		1,421,995			1,536,056
CSN Export	916,369			13,813		930,182
CSN Madeira	455,187		24,457	410,461		890,105
Aceros				23,493		23,493
CSN Energia				14,969		14,969
Ersa					4,244	4,244
GalvaSud					1,919	1,919
Other (*)					891	891
Total in 2008	3,387,512	931,857	1,575,704	820,671	7,054	6,722,798
Total in 2007	2,162,209	2,023,535	1,172,430	616,915	5,745	5,980,834

The conditions of the transactions with these subsidiaries are shown as follows:

(1) Contracts in US$ - CSN Export: interest from 4.00% to 7.43% p.a. with maturity in May 2015.
Contracts in US$ - Cinnabar: interest from 7.00% to 10.0% p.a. with maturity in June 2018.
Contracts in US$ - CSN Madeira: interest of 7.25% p.a. with maturity in September 2016.
Contracts in US$ - CSN Iron: interest of 7.00% p.a. with maturity in January 2012.

(2) Contracts in US$ - CSN Iron: Intercompany Bonds: interest of 9.125% p.a. with maturity on June 1, 2047.
Contracts in YEN - Cinnabar: interest of 1.5% p.a. with maturity on July 13, 2010.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION   December 31, 2008   Brazilian Corporate Law
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

Contracts in R$ - Cinnabar (part): IGPM + 6% p.a. with indefinite maturity.
Contracts in US$ - CSN Madeira (part): semiannual Libor + 2.5% p.a. with maturity on September 15, 2011.

(3) Contracts in US$ - CSN Madeira (part): semiannual Libor + 3% p.a. with indefinite maturity.
Contracts in US$ - CSN Export: semiannual Euribor + 0.5% p.a. with indefinite maturity.
Contracts in US$ - Cinnabar (part): semiannual Libor + 3% p.a. with indefinite maturity.

(*) Other**:** Metalic and Inal Nordeste

- **Shareholders' equity – accumulated translation adjustments (Law 11638/07)**

Companies	Investment Exchange variation	Investments exchange variantion effects	Total
CSN Steel	468,188	(23,223)	444,965
Overseas	302,663		302,663
Panama	234,324		234,324
Energy Corp	223,613		223,613
CSN Export	41,339		41,339
Total in 2008	1,270,127	(23,223)	1,246,904

Accumulated translation adjustments refer to investees overseas whose functional currencies are different from the Brazilian Real.

- **Income**

	Revenues			Expenses		
Companies	Products and services	Interest and monetary and exchange variations	Total	CPV / Products and services	Interest and monetary and exchange variations	Total
CSN Export	560,625	52,225	612,850	428,136	348,587	776,723
CSN Iron					466,809	466,809
Cinnabar		166,710	166,710		980,444	980,444
CSN Madeira	350,235	197,457	547,692	147,647	246,554	394,201
Aceros					4,249	4,249
NMSA Madeira		16	16			
Prada	1,199,470	2,042	1,201,512	465,729		465,729
Ersa				25,849		25,849
CSN Cimentos	203		203			
Sepetiba Tecon				8,419		8,419
GalvaSud	576,175		576,175	287,030		287,030
Cia. Metalic Nordeste	62,319		62,319	39,721		39,721
Inal Nordeste	53,098		53,098	20,370		20,370
Exclusive funds		804,620	804,620			
Total in 2008	2,802,125	1,223,070	4,025,195	1,422,901	2,046,643	3,469,544
Total in 2007	2,965,894	(315,188)	2,650,706	2,212,657	(662,617)	1,550,040

During the year 2008, subsidiary CSN Export S.à.r.l.'s exports to its subsidiary Lusosider in Portugal, intermediated by third parties, amounted to R$66,152. These transactions and their effects were eliminated from the consolidated financial statements.

d) Other related parties

- **CBS Previdência**

The Company is the main sponsor of CBS Previdência, not-for-profit civil association set up in July 1960, whose main purpose is to pay supplementary benefits to those paid by social security. As the CBS Previdência sponsor, CSN maintains payment transactions of contributions and actuarial liability recognition ascertained in defined benefit plans.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

- **Fundação CSN**

CSN develops socially responsible policies currently focused on Fundação CSN, whose sponsor is the Company. Transactions between the parties are related to operating and financial support for Fundação CSN to develop social projects, mainly in the localities where CSN operates.

- **Banco Fibra**

Banco Fibra is under the same control structure of Vicunha Siderurgia, and financial transactions with this bank are limited to transactions in checking accounts.

The balances of transactions between the Company and these entities are shown as follows:

	Assets		Liabilities			Expenses		
Companies	Bank checking accounts	Total	Actuarial liabilities	Other accounts payable	Total	Pension fund expenses	Other expenses	Total
CBS Previdência			117,568		117,568	20,215		20,215
Fundação CSN				83	83		3,439	3,439
Banco Fibra	2	2						
Total in 2008	2	2	117,568	83	117,651	20,215	3,439	23,654
Total in 2007			231,880		231,880	19,025	14,483	33,508

e) Key management personnel

Key management personnel are responsible for planning, directing and controlling the Company's activities and include the members of the Board of Directors, statutory officers and other officers. The Company presents, in the table below, information on compensations and balances existing on December 31, 2008.

	2008			2007
	Assets	Liabilities	Income	Income
Short-term benefits for employees and manangement		6,589	42,196	32,705
Post-employment benefits			430	269
Other long-term benefits	n/a	n/a	n/a	n/a
Benefits of labor agreement terminantion	n/a	n/a	n/a	n/a
Share-based compensation	n/a	n/a	n/a	n/a
		6,589	42,626	32,974

Note: n/a – Not applicable

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

6. CASH AND CASH EQUIVALENTS

	Consolidated		Parent company	
	2008	2007	2008	2007
Current				
Cash and cash equivalents				
Cash and Banks	**232,065**	**225,344**	**94,377**	**26,223**
Marketable securities				
In Brazil:				
Exclusive investment funds			1,188,464	683,690
Brazilian government bonds	1,395,692	1,026,849		
Fixed income and debentures	182,683	244,478	1,598	94
	1,578,375	**1,271,327**	**1,190,062**	**683,784**
Abroad:				
Time Deposits	7,413,673	870,682	6,107,240	35,108
	7,413,673	**870,682**	**6,107,240**	**35,108**
Total Marketable securities	**8,992,048**	**2,142,009**	**7,297,302**	**718,892**
Cash and Cash Equivalents	**9,224,113**	**2,367,353**	**7,391,679**	**745,115**
Noncurrent				
Investments abroad	23,370	17,713		
Debentures and other securities (net of provision)		90,834		90,834
	23,370	**108,547**		**90,834**

The available financial funds in the parent company and subsidiaries established in Brazil are primarily invested in exclusive investment funds, whose cash is mostly invested in repurchase operations pegged to Brazilian government bonds, with immediate liquidity. Additionally, a significant portion of the financial funds of the Company and its subsidiaries abroad is invested in Time Deposits in first-tier banks.

The exclusive funds managed UBS Pactual Serviços Financeiros S.A DTVM, and its assets account for possible losses in investments and operations carried out. The Company may bear the fund’s operation fees (management, custody and audit fees) and it may also be called to back the shareholders’ equity in the event of losses resulting from interest rate, exchange rate or other financial asset variations.

The Company holds 77% of the debentures issued by Companhia Brasileira de Latas (CBL) in 2002, in the amount of R$212,870. As of December 31, 2008, the Company supplemented the provision for losses to 100% of the securities recorded in the noncurrent assets. CSN is CBL’s main raw material supplier.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

7.   ACCOUNTS RECEIVABLE

	Consolidated		Parent Company	
	2008	2007	2008	2007
Domestic market				
Subsidiaries			313,094	95,650
Other clients	1,333,329	764,943	715,820	466,778
	1,333,329	**764,943**	**1,028,914**	**562,428**
Foreign market				
Subsidiaries			831,760	794,141
Other clients	139,608	387,808	4,919	4,794
	139,608	**387,808**	**836,679**	**798,935**
Advance on Export Contracts (ACE)	(140,220)	(292,265)	(140,220)	(292,265)
Allowance for doubtful accounts	(246,160)	(116,085)	(162,128)	(71,655)
	1,086,557	**744,401**	**1,563,245**	**997,443**

8.   INVENTORIES

	Consolidated		Parent Company	
	2008	2007	2008	2007
Finished products	779,130	673,821	462,067	398,358
Work in process	780,964	376,200	756,089	307,552
Raw materials	1,189,815	743,143	830,123	577,173
Supplies	726,946	573,441	608,103	486,171
Advance to suppliers	220,666	320,781	84,568	283,582
Provision for losses	(84,060)	(17,154)	(79,252)	(14,883)
Materials in transit	9,314	70,294	3,164	26,102
	3,622,775	**2,740,526**	**2,664,862**	**2,064,055**

9.   DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Deferred income and social contribution taxes

Deferred Income and Social Contribution taxes are recognized in order to reflect future tax effects attributable to temporary differences between the tax base of assets, liabilities and the respective carrying value.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

	Consolidated		Parent Company	
	2008	2007	2008	2007
Current assets				
Income tax	543,631	377,669	448,738	300,628
Social contribution	195,596	134,407	161,289	106,577
	739,227	**512,076**	**610,027**	**407,205**
Non current assets				
Income tax	562,850	466,006	464,710	405,706
Social contribution	190,981	156,428	155,410	134,553
	753,831	**622,434**	**620,120**	**540,259**
Current liabilities				
Income tax	795	104,115		93,000
Social contribution	59	37,481		33,480
	854	**141,596**		**126,480**
Non current liabilities				
Income tax		1,521,040		1,431,475
Social contribution		547,574		515,331
		2,068,614		**1,946,806**
Income				
Income tax	290,318	197,361	207,115	162,647
Social contribution	110,653	97,323	75,568	85,304
	400,971	**294,684**	**282,683**	**247,951**

Pursuant to the CVM Rule 371 of June 27, 2002, some companies of the group, based on the expectations of future taxable income determined in technical valuation approved by the Management, recorded tax credits on tax loss carryforwards and negative basis of social contribution are not subject to statute of limitations.

The book value of deferred tax assets is reviewed monthly and projections are reviewed annually, and are subject to any material aspects that might change realization projections. These studies indicate the realization of these companies' tax assets within the term established by the CVM Instruction 371 of 2002 and within the 30% limit of the taxable income, as stated below:

	Consolidated		Parent Company	
	Corporate income tax	Social contribution	Corporate income tax	Social contribution
Year	Tax loss	Negative basis	Tax loss	Negative basis
2009	269,581	98,587	224,425	82,185
2010	5,781	2,081		
2011	5,400	1,944		
2012	4,971	1,790		
2013	4,577	1,648		
2014 to 2016	9,716	3,739		
Total	**300,026**	**109,789**	**224,425**	**82,185**

(A free translation of the original report in Portuguese)

**FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

December 31, 2008   Brazilian Corporate Law

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

14.01 - NOTES TO THE FINANCIAL STATEMENTS

(b) The sources of the deferred income and social contribution taxes of the parent company are shown as follows:

	2008				2007			
	Income tax		Social contribution		Income tax		Social contribution	
	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term
Assets								
Provisions for contingencies	37,450	318,847	13,482	114,785	30,974	253,117	11,151	91,122
Provision for interest on shareholders' equity	67,115		24,161		17,681		6,365	
Provision for payment of private pension plans	13,704	15,688	4,934	5,648		45,190		16,268
Taxes under litigation		23,370				31,947		
Tax credits – Income tax and social contribution	233,598		83,839		4,580			
Other provisions	96,871	106,805	34,873	34,977	247,393	75,452	89,061	27,163
	448,738	**464,710**	**161,289**	**155,410**	**300,628**	**405,706**	**106,577**	**134,553**
Liabilities								
Income and social contribution taxes on revaluation reserve					93,000	1,431,475	33,480	515,331
					93,000	**1,431,475**	**33,480**	**515,331**

(c) The reconciliation between the income and social contribution taxes expenses and income of the parent company and consolidated and the result of the rate in force on net income before Income tax (IR) and Social Contribution (CSLL) are shown as follows:

	Consolidated		Parent Company	
	2008	2007	2008	2007
Income before income and social contribution taxes	**6,728,948**	**3,936,886**	**4,964,918**	**3,729,826**
Rate	34%	34%	34%	34%
Income Tax / Social Contribution at the combined tax rate	**(2,287,842)**	**(1,338,541)**	**(1,688,072)**	**(1,268,141)**
Adjustments to reflect the effective tax rate:				
Benefit of Interest on shareholders' equity – JCP	91,258	69,901	91,258	69,901
Equity income of subsidiaries at different rates or which are not taxable	1,224,964	282,293	1,336,033	384,410
Goodwill amortization	(3,685)	(23,612)	(3,685)	(12,355)
Tax incentives	12,008	18,339	11,728	17,344
Tax credit registrations – Income and social contribution taxes	51,096			
Other permanent (additions) deductions	(42,598)	(22,916)	(36,653)	(15,740)
Income and social contribution taxes on net income for the period	**(954,799)**	**(1,014,536)**	**(289,392)**	**(824,581)**
Effective rate	**14%**	**26%**	**6%**	**22%**

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

10. INVESTMENTS

a) Direct interest in subsidiaries and jointly-owned subsidiaries

Companies	Number of shares (in units)		2008			2007		
	Common	Preferred	% direct interest	Net income (loss) for the year	Shareholders' equity (unsecured liability)	% direct interest	Net income (loss) for the year	Shareholders' equity (unsecured liability)
Steel								
CSN I	3,332,250,934	6,664,501,866				99.99	27,709	628,280
INAL	421,408,393					99.99	60,775	627,165
Cia. Metalic Nordeste	87,868,185	4,424,971	99.99	10,733	94,236	99.99	(8,312)	154,007
INAL Nordeste	37,800,000		99.99	2,004	41,538	99.99	(594)	54,030
CSN Aços Longos	41,830,119		99.99		36,807	99.99		1
Nacional Siderurgia	1,000,000		99.99	(365)	1,000	99.99		1,000
Cia. Metalurgica Prada	3,155,036		100.00	(5,706)	628,074			
GalvaSud	11,610,671,043		99.99	115,238	687,927	15.29	63,694	690,620
CSN Steel	480,726,588		100.00	58,352	1,926,588	100.00	426,448	1,423,270
CSN Overseas	7,173,411		100.00	90,744	1,305,053	100.00	50,610	911,648
CSN Panama	4,240,032		100.00	(136,810)	767,227	100.00	348,175	669,714
CSN Energy	3,675,319		100.00	(529,270)	511,574	100.00	506,319	817,231
CSN Export	31,954		100.00	29,540	178,466	100.00	27,696	107,587
Tangua	401							
CSN Islands VII	20,001,000					100.00	34	578
CSN Islands VIII	1,000					100.00	488	4,235
CSN Islands IX	1,000					100.00	(3,366)	5,528
CSN Islands X	1,000					100.00	(4,020)	(25,558)
CSN Islands XI	1,000					100.00		
International Investment Funds	50,000					100.00		
Logistics								
MRS Logística	188,332,667	151,667,313	27.27	663,190	1,551,827	32.93	548,383	1,201,111
Transnordestina Logística	253,873,418		84.50	(10,702)	287,998	46.88	(34,450)	(86,693)
Sepetiba Tecon	254,015,053		99.99	30,204	167,059	99.99	8,301	163,250
Energy								
Itá Energética	520,219,172		48.75	35,160	598,060	48.75	29,617	583,423
CSN Energia	1,000		99.90	(9,799)	84,382	99.90	9,208	85,249
Mining								
ERSA	34,236,307		99.99	4,958	27,481	99.99	18,741	28,756
Nacional Minérios	475,052,685		59.99	198,516	8,103,235	99.99	40,737	61,061
Congonhas Minérios	5,010,000		99.99	437	5,518	99.99	72	5,082
Pelotização Nacional	1,000,000		99.99	(421)	1,000	99.99		1,000
Minas Pelotização	1,000,000		99.99	(433)	1,000	99.99		1,000
Cement								
CSN Cimentos	122,826,303		99.99	(6,430)	64,549	99.99	(12,120)	(18,818)

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

b) Investment breakdown

		2007											2008
Companies	Opening balance of investments	Balance of provision for losses	Additions (write-offs) Capital increase	Additions	Write-offs	Dividends	Reversal Revaluation (1)	Adjustments to Law 11,638 (2)	Gain and loss in percentage variation	Other (3)	Equity pick-up and provision for losses	Goodwill amortization (4)	Closing balance of investments
Steel													
CSN I	628,280				(739,943)						111,663		
INAL	627,165		1,314				(40,659)			(628,123)	40,303		
Cia Metalurgica Prada										628,123	(50)		628,073
Cia. Metalic Nordeste	153,992		732				(45,795)				(14,701)		94,228
INAL Nordeste	54,030						(14,497)				2,004		41,537
CSN Aços Longos	1		36,806										36,807
Nacional Siderurgia	1,000												1,000
GalvaSud	105,597			739,943		(100,567)	(89,019)				31,973		687,927
CSN Steel	1,423,270							444,965			58,352		1,926,587
CSN Overseas	911,648							302,663			90,744		1,305,054
CSN Panama	669,714							234,323			(136,811)		767,227
CSN Energy	817,231							223,613			(529,270)		511,574
CSN Export	107,587							41,339			29,540		178,466
CSN Islands VII (5)	578									(578)			
CSN Islands VIII (5)	4,235									(4,235)			
CSN Islands IX (5)	5,528									(5,528)			
CSN Islands X (5)		(25,558)								25,558			
	5,509,856	**(25,558)**	**38,852**	**739,943**	**(739,943)**	**(100,567)**	**(189,970)**	**1,246,903**		**15,217**	**(316,253)**		**6,178,480**
Logistics													
MRS Logistica(6)	395,547					(86,530)			86,373	(171,760)	199,545		423,176
Transnordestina Logística		(40,640)	390,027				(353)		(93,388)		(12,287)		243,359
Sepetiba Tecon	163,250						(28,197)				32,006		167,058
	558,797	**(40,640)**	**390,027**			**(86,530)**	**(28,550)**		**(7,015)**	**(171,760)**	**219,264**		**833,593**
Energy													
Itá Energética	284,419					(7,500)					14,635		291,554
CSN Energia	85,164					(9,798)					8,923		84,290
	369,583					**(17,298)**					**23,558**		**375,844**
Mining													
ERSA	66,633					(4,958)	(6,233)			(23,136)	4,958	(14,742)	22,523
Nacional Minérios	61,061		393,664		(6,991)	(56,577)		51,825	4,043,559	171,760	203,639		4,861,941
Congonhas Minérios	5,082										437		5,519
Pelotização Nacional	1,000				(1,000)								
Minas Pelotização	1,000												1,000
	134,776		**393,664**		**(7,991)**	**(61,535)**	**(6,233)**	**51,825**	**4,043,559**	**148,624**	**209,034**	**(14,742)**	**4,890,983**
Cement													
CSN Cimentos		(18,818)	90,046				(286)				(6,394)		64,548
Total MEP	**6,573,012**	**(85,016)**	**912,589**	**739,943**	**(747,934)**	**(265,930)**	**(225,039)**	**1,298,728**	**4,036,544**	**(7,919)**	**129,209**	**(14,742)**	**12,343,448**
Other Investments	31												31
Total Investments	**6,573,043**	**(85,016)**	**912,589**	**739,943**	**(747,934)**	**(265,930)**	**(225,039)**	**1,298,728**	**4,036,544**	**(7,919)**	**129,209**	**(14,742)**	**12,343,479**

(1) Reversal of the Revaluation reserve related to the initial adoption of Law 11638/07 and MP 449/08.
(2) Adjustment in accordance with the CPC Rule 02 – effect of variations in foreign exchange rates and translation of accounting statements, classified in Shareholders' Equity under Accumulated Translation Adjustments.
(3) The write-off of R$664,537 related to the reverse merger of CSNI, former parent company of Galvasud.
The write-off of R$628,123 related to the reverse merger of Inal, former parent company of Prada.
The write-off of R$171,760 related to the 10% interest of MRS in Nacional Minérios.
The write-off of R$23,136 related to the reclassification of goodwill to intangible assets group (Note 12), pursuant to CPC 04.
The increase of R$171,760 related to the capital payment of Big Jump in Namisa.
(4) The write-off is related to the goodwill amortization, the balance of the goodwill group was transferred to intangible assets pursuant to CPC 04 (see Note 12).
(5) Companies that are not characterized as independent.
(6) Equity in the earnings of subsidiary and associated companies consists of prior years' results of the Company *International Investment Fund*, which are not material in the CSN financial statements.

c) Additional Information on the main operating subsidiaries

- GALVASUD

Located in Porto Real, in the State of Rio de Janeiro, the Company has as main purpose all industrial, commercial and sales promotion activities related to: i) installation and operation of a steel products service center, ii) installation and operation of a hot-immersion galvanization line, iii) installation and operation of laser welding lines for the production of welded blanks destined for the automobile production; iv) just-in-time supply to the automotive industry and, v) promotion and sales of the products of the Company and of third parties, shareholders inclusively, to the automobile industry. In 2008, GalvaSud merged CSN-I and took over its net assets at book value.

- INAL NORDESTE

Based in Camaçari, State of Bahia, the Company has as its main purpose to reprocess and distribute the CSN steel products, operating as a service and distribution center in the Northeast region of the country.

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

- COMPANHIA METALÚRGICA PRADA

Based in the city of São Paulo, Prada has branches in several states of the country and has as main activities the rolled steel reprocessing and distribution, he manufacturing and trading of metallic products, manufacturing and trading of metallic packaging, as well as the import and export of these products.

On December 30, 2008, in order to achieve greater synergy, optimization of operations, cost reduction and, also, become more efficient, Prada incorporated the net assets of Indústria Nacional de Aços Laminados – INAL, at book value.

For the manufacturing of its products, Prada uses as raw material rolled steel products supplied by its parent company CSN.

- CIA. METALIC NORDESTE

The Company with its head office located in Maracanaú, State of Ceará, has as main purpose the manufacturing of metallic packaging destined basically to the beverage industry.

Its operation unit is characterized as one of the world's most modern ones and counts on two different production lines: the can production line, whose raw material is tin-coated steel, supplied by the parent company CSN, and the lid production line, whose raw material is aluminum.

Its production is mainly geared towards the Brazilian northern and northeastern markets, with the surplus production of lids sold abroad.

The subsidiary received an incentive from PROVIN – Incentive Program for the Companies' Operations, established by the Government of the State of Ceará, main purpose of which is the promotion of the industrial development and job generation in the State.

- SEPETIBA TECON

Company whose objective is to exploit the No.1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is linked to Presidente Vargas Steelworks by the Southeast railroad network, which is granted to MRS Logística.

Sepetiba Tecon was the winner of the auction that occurred on September 3, 1998 for the takeover of the terminal concession and this concession allows the exploitation of the aforementioned terminal for the term of 25 years, extendable for another term of 25 years.

- CSN ENERGIA

Its main purpose is distributing and trading the surplus electric power generated by CSN and by companies, consortiums or other entities in which Company holds an interest.

CSN Energia holds a balance receivable related to the electric power sales under the scope of the Electric Power Trade Chamber ("Câmara de Comercialização de Energia Elétrica") – CCEE, in the amount of R$54,224 (R$70,481 in 2007), which are due by concessionaires that present injunctions suspending the corresponding payments. Management understands that recording an allowance for doubtful accounts is not necessary in view of the judicial measures taken by the official entities of the sector.

- CSN CIMENTOS

Based in Volta Redonda, State of Rio de Janeiro, CSN Cimentos is a business under construction, which will have the production and trading of cement as its main purpose. CSN Cimentos will use as one of its raw material the blast furnace slag from the pig iron production of the Presidente Vargas Steelworks. The results verified in this Company refer to expenses related to residual expenditures resulting from activities which were discontinued in 2002, when the Company was called FEM – Projetos, Construções e Montagens.

(A free translation of the original report in Portuguese)

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14.01 - NOTES TO THE FINANCIAL STATEMENTS

- ESTANHO DE RONDÔNIA - ERSA

Ersa is a subsidiary based in the State of Rondônia, where it operates two units, one in the city of Itapuã do Oeste and the other in the city of Ariquemes.

The subsidiary's mining operation for cassiterite (tin ore) is located in Itapuã do Oeste and the casting operation from which metallic tin is obtained, which is raw materials used in UPV for the production of tin plates, is located in Ariquemes.

d) Additional information on the main jointly-owned subsidiaries

The balances of the balance sheet and of the statement of income of the companies whose control is shared are shown as follows. These amounts were consolidated in the Company's financial statements, in accordance with the interest described in item (a) of this Note.

				2008			2007
	NAMISA	TRANSNORDESTINA	MRS	ITASA	TRANSNORDESTINA	MRS	ITASA
Current Assets	653,027	37,465	1,086,480	60,077	108,037	904,143	69,220
Non-Current Assets	8,530,730	590,303	3,505,537	935,540	371,479	2,191,698	980,891
Long-term assets	7,267,099	46,725	651,421	5,657	32,712	274,005	4,177
Investments, Property, Plant and Equipment and Deferred Charges	1,263,631	543,578	2,854,116	929,883	338,767	1,917,693	976,714
Total Assets	**9,183,757**	**627,768**	**4,592,017**	**995,617**	**479,516**	**3,095,841**	**1,050,111**
Current Liabilities	490,141	44,441	1,362,579	117,628	46,596	1,143,200	115,278
Non-Current Liabilities	590,381	295,329	1,677,611	279,929	519,613	751,530	351,410
Shareholders' Equity	8,103,235	287,998	1,551,827	598,060	(86,693)	1,201,111	583,423
Total Liabilities and Shareholders' Equity	**9,183,757**	**627,768**	**4,592,017**	**995,617**	**479,516**	**3,095,841**	**1,050,111**

				2008			2007
	NAMISA	TRANSNORDESTINA	MRS	ITASA	TRANSNORDESTINA	MRS	ITASA
Net revenue	655,847	75,219	2,955,007	209,492	67,481	2,166,588	198,128
Cost of Goods Sold and Services Rendered	(499,705)	(63,404)	(1,676,572)	(58,666)	(56,697)	(1,147,071)	(58,498)
Gross Income (Loss)	156,142	11,815	1,278,435	150,826	10,784	1,019,517	139,630
Operating Revenues (Expenses)	98,540	(4,967)	60,746	(52,726)	(25,532)	(153,965)	(44,874)
Net Financial Income	(145,841)	(17,550)	(320,752)	(45,031)	(19,702)	(43,513)	(50,006)
Operating Income (Loss)	108,841	(10,702)	1,018,429	53,069	(34,450)	822,039	44,750
Current and deferred income and social contribution taxes	89,675		(355,239)	(17,909)		(273,656)	(15,133)
Net Income (Loss) for the period	**198,516**	**(10,702)**	**663,190**	**35,160**	**(34,450)**	**548,383**	**29,617**

- NACIONAL MINÉRIOS – NAMISA

Headquartered in Congonhas, state of Minas Gerais, the NAMISA main purpose is the production, purchase and sale of iron ore. NAMISA sells its products mainly in the foreign market.

The NAMISA main operations are developed in the municipalities of Congonhas, Ouro Preto, Itabirito and Rio Acima, state of Minas Gerais, and in Itaguaí, state of Rio de Janeiro. In July 2007 NAMISA acquired all shares of the mining company Companhia de Fomento Mineral e Participações – CFM, which at the time had a production capacity of nearly 6 million tonnes of iron ore per year and, in February 2008, it incorporated the CFM net assets in the amount of R$30,838 at book value.

In December 2008, CSN sold 2,271,825 shares of the voting capital of Nacional Minérios S.A. ("NAMISA") to Big Jump Energy Participações S.A. ("BIG JUMP"), whose shareholders are the companies Itochu Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., Nisshin Steel Co., Ltd. and Posco. Subsequently to this sale, BIG JUMP subscribed new shares, paying in cash the total of US$3.041.473 thousand, corresponding to R$7,286,154 thousand, R$6,707,886 thousand of which were recorded as goodwill at the share subscription.

Due to the new corporate structure of the jointly-controlled subsidiary, in which BIG JUMP holds 40% and CSN 60% of NAMISA and, due to the shareholders' agreement entered into between the parties, CSN started to consolidate NAMISA in a proportional manner as from the year ended December 31, 2008.

CSN and NAMISA entered into long-term agreements for the supply of coarse iron ore (run of mine*)* extracted at the Casa de Pedra mine by CSN, and port service providing by CSN, with prepayment forecast of part of the payment of the prices agreed. The prepayment of these agreements added up the sum of R$7,286,154 thousand.

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| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

14.01 - NOTES TO THE FINANCIAL STATEMENTS

The NAMISA operation is fully integrated, including access to rail transportation in the form of a long-term agreement with MRS and, as part of the business, CSN capitalized NAMISA with a 10% interest in MRS Logística's capital.

- TRANSNORDESTINA LOGÍSTICA

Transnordestina has as its main purpose the exploitation and development of the public rail cargo transport service for the Northeast network of Brazil.

Transnordestina entered into a concession agreement with the Federal Government on December 31, 1997 for a period of 30 years, extendable for another period of 30 years. The agreement allows the development of the public service of exploitation of the northeast network which comprises seven States of the Federation in an extension of 4,534 km. The concession also comprises the leasing of assets of Rede Ferroviária Federal S.A. (RFFSA) which serve this network and include, among others, constructions, permanent tracks, locomotives, railcars, vehicles, tracks and accessories.

In accordance with the Annual General Meeting held on May 12, 2008, the corporate name of former CFN was changed to Transnordestina Logística S.A, and on this same date, CSN capitalized AFACs in the amount of R$136,153 and the interest changed from 46.88% to 71.24%. Subsequently, on November 17, 2008, the Company carried out a new capital increase in the amount of R$253,874, becoming the holder of an 84.50% interest in Transnordestina.

- MRS LOGÍSTICA

The Company's main purpose is to exploit, by onerous concession, the public rail cargo transport service in the right of way of the Southeast network, located in the stretch connecting Rio de Janeiro, São Paulo and Belo Horizonte, of Rede Ferroviária Federal S.A. - RFFSA, privatized on September 20, 1996. CSN paid in Namisa 10% of its interest in MRS, and decreased this direct interest from 32.93% to 22.93%.

In addition to this direct interest, the Company also holds an indirect interest of 6% through Nacional Minérios S.A. – Namisa, a proportionally consolidated company and, 4.3377% g
through International Investment Fund (pending the National Agency for Land Transport (ANTT) authorization), which integrates the Company's financial statements as per the CPC Technical Pronouncement 02.

MRS may also exploit modal transportation services regarding the rail transport and take part in developments aiming at the extension of rail transport services granted.

To provide the services which are the purpose of the concession obtained for a 30-year period, as from December 1, 1996, and extendable for another equal period at the exclusive discretion of the grantor, the Company leased from RFFSA, for the same period of the concession, the assets necessary to operate and maintain rail cargo transportation activities.

- ITÁ ENERGÉTICA S.A. - ITASA

Itasa holds a 60.5% interest in the Itá Consortium, which was created for the exploitation of the Itá Hydroelectric Power Plant pursuant to the concession agreement of December 28, 1995, and its Addendum 1 dated July 31, 2000, entered into between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly called Tractebel Energia S.A.) and the Brazilian Agency for Electric Energy (ANEEL).

CSN holds 48.75% of the subscribed capital and the total amount of common shares issued by Itasa, a special purpose Company originally established to make feasible the construction of the Itá Hydroelectric Power Plant, the contracting of the supply of goods and services necessary to carry out the venture and the obtainment of financing through the offering of the corresponding guarantees.

(A free translation of the original report in Portuguese)

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14.01 - NOTES TO THE FINANCIAL STATEMENTS

e) Additional information on indirect interests abroad

- COMPANHIA SIDERURGICA NACIONAL - LLC

Incorporated in 2001 with the assets and liabilities of the extinct Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant in Terre Haute, State of Indiana – USA, where there is a complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Panama.

- LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional – a Company privatized by the Portuguese government that year. Lusosider is the only Portuguese Company of the steel sector to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The Company presents in Paio Pires an installed capacity of around 550 thousand tonnes/year to produce four large groups of steel products: galvanized plate, cold-rolled plate, pickled and oiled plate.

Its products may be used in the packaging industry, in civil construction (piping and metallic structures), and in home appliance components.

11. PROPERTY, PLANT AND EQUIPMENT

					Consolidated
				2008	2007
	Depreciation, depletion and amortization rate (p.a%)	Cost	Accumulated depreciation, depletion and amortization	Residual value	Residual value
Machinery and equipment		6,505,474	(1,210,587)	5,294,887	8,463,455
Mines and mineral deposits		5,332	(125)	5,207	2,496,542
Buildings		1,162,352	(151,496)	1,010,856	1,499,028
Furniture and fixtures		137,995	(113,201)	24,794	20,293
Land		132,578		132,578	488,350
Property, plant and equipment in progress		2,366,255		2,366,255	1,610,250
Other assets		1,714,220	(465,020)	1,249,200	717,724
		12,024,206	(1,940,429)	10,083,777	15,295,642

					Parent Company
				2008	2007
Machinery and equipment	9.31	5,239,281	(754,848)	4,484,433	7,443,415
Mines and mineral deposits	3.34	2,323	(2)	2,321	2,489,582
Buildings	3.87	559,134	(32,184)	526,950	930,764
Furniture and fixtures	10.00	111,521	(93,931)	17,590	13,873
Land		85,368		85,368	411,992
Property, plant and equipment in progress		1,598,458		1,598,458	1,194,921
Other assets	20.00	247,364	(75,136)	172,228	134,296
		7,843,449	(956,101)	6,887,348	12,618,843

As of January 1, 2008, the Company reversed the asset revaluation reserve balance, net of accumulated depreciation. As of December 31, 2007 this revaluation added up to R$6,432,820 of own assets and R$225,038 of subsidiaries' assets.

The financial charges capitalized in 2008 amounted to R$144,130 (R$45,901 in 2007) in the parent company and R$148,021 (R$48,995 in 2007) in the consolidated. These charges are basically determined on the financing contracts for the mining, cement and long steel projects.

The Company analyzed evidences to verify if there was a possibility of impairment, and did not identify any evidence that the residual book value of the assets or groups of assets was recorded at a value higher than the recovery value, in accordance with the cash generating units.

As of December 31, 2008, the assets provided as collateral for financial operations totaled R$47,985 (R$47,985 in 2007).

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00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

12. INTANGIBLE ASSETS

					Consolidated
					2008
	Useful life terms	Amortization annual rates %	Cost	Accumulated Amortization	Residual Amount
Software	05 years	20	43,090	(17,563)	25,526
Goodwill from expected future profitability			793,378	(292,109)	501,269
			836,468	(309,672)	526,796

					Parent Company
					2008
	Useful life terms	Amortization annual rates %	Cost	Accumulated Amortization	Residual Amount
Software	05 years	20	17,327	(4,415)	12,912
Goodwill from expected future profitability			206,927	(183,790)	23,137
			224,254	(188,205)	36,049

Software: This is evaluated at the cost of acquisition, net of accumulated amortization and, when applicable, net of impairment losses.

Goodwill: This refers to the goodwill originally paid for the interest in the subsidiaries Prada and ERSA and the reflex goodwill of the subsidiary ITASA related to mergers performed by the Company. The goodwill economic basis is the expected future profitability and, according to the new pronouncements, this goodwill will not be amortized in an accounting as from January 1, 2009, when it will only be subject to impairment tests.

The Company maintains a research and development (R&D) center for new products and, during the year 2008, it recognized in the income R&D expenses in the amount of R$6,602 (R$6,641 in 2007).

13. DEFERRED CHARGES

In compliance with Law 11638 and the CPC Pronouncement 13, the Company maintains a record of the remaining balance of deferred assets referring to preoperating expenses recognized up to December 31, 2007.

These assets will be kept in the accounting up to their total amortization and/or write-off due to impairment, and, as of December 31, 2008, the balance of these assets was R$34,531 (R$161,183 in 2007) in the parent company and R$42,482 (R$226,471 in 2007) in the consolidated.

The amortization of this remaining balance in accordance with the implementation of the aforementioned Law, during the year of 2008, amounted to R$56,336 (R$43,948 in 2007), allocated to production costs and R$8,321 (R$11,990 in 2007) allocated to selling, general and administrative expenses.

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14.01 - NOTES TO THE FINANCIAL STATEMENTS

14. LOANS, FINANCING AND DEBENTURES

| | Consolidated | | | | Parent Company | | | |
| | Current liabilities | | Noncurrent Liabilities | | Current liabilities | | Noncurrent Liabilities | |
	2008	2007	2008	2007	2008	2007	2008	2007
FOREIGN CURRENCY								
Short-Term Loans								
Working capital		89,934						
Long-Term Loans								
Advance on Export Contracts	2,190,555	65,874	241,553	202,701	2,190,557	65,874	241,554	202,701
Prepayment	275,084	172,664	1,963,539	1,416,569	307,561	245,210	4,402,184	2,682,151
Perpetual Bonds	35,152	26,643	1,752,750	1,328,475	35,152		1,752,750	
Fixed Rate Note	51,261	543,174	2,220,150	1,682,735	64,625	528,375	4,551,150	2,568,055
Import Financing	121,733	75,629	212,474	138,951	80,640	64,318	98,467	91,366
BNDES/Finame	8,639	1,526	106,641	81,865	8,290	1,448	100,286	77,881
Other	247,203	17,391	133,421	291,033	55,753	9,935	13,671	10,362
	2,929,627	**902,901**	**6,630,528**	**5,142,329**	**2,742,577**	**915,160**	**11,160,062**	**5,632,516**
LOCAL CURRENCY								
Long-Term Loans								
BNDES/Finame	248,361	138,675	1,223,306	1,070,783	187,492	85,360	695,900	707,323
Debentures (Note 14)	44,429	413,220	632,760	640,950	33,947	350,147	600,000	600,000
Prepayment(*)	38,485		2,978,200		92,877		7,295,501	
Loan					104,693			
Other	41,155	24,663	94,504	76,829	6,960	97,216	4,200	4,901
	372,430	**576,558**	**4,928,770**	**1,788,562**	**425,969**	**532,723**	**8,595,601**	**1,312,224**
Total Loans and Financing	**3,302,057**	**1,479,459**	**11,559,298**	**6,930,891**	**3,168,546**	**1,447,883**	**19,755,663**	**6,944,740**
Derivatives	(304,609)	251,808	(7,565)		1,874	288,623		
Total Loans, Financing and Derivatives	**2,997,448**	**1,821,201**	**11,551,733**	**6,930,891**	**3,170,420**	**1,736,506**	**19,755,663**	**6,944,740**

(*) The amount of R$7,286,154 is related to the prepayment operation carried out with Namisa.

As of December 31, 2008, the principal of long-term loans, financing and debentures presents the following composition, by year of maturity:

	Consolidated		Parent Company	
2010	973,766	8.4%	2,192,446	11.1%
2011	1,038,605	9.0%	1,282,052	6.4%
2012	1,654,441	14.3%	1,847,579	9.4%
2013	2,093,685	18.1%	2,306,085	11.7%
2014	365,871	3.2%	781,893	4.0%
After 2014	3,672,616	31.8%	9,592,858	48.6%
Perpetual Bonds	1,752,750	15.2%	1,752,750	8.8%
	11,551,733	**100.0%**	**19,755,663**	**100.0%**

There is the incidence of interest on loans, financing and debentures which have the following annual rates as of December 31, 2008:

| | Consolidated | | Parent Company | |
	Local Currency	Foreign Currency	Local Currency	Foreign Currency
Up to 7%	3,021,553	4,806,662	104,693	6,168,594
From 7.1 to 9%	602,865	558,617	408,580	1,773,579
From 9.1 to 11%	661,024	4,118,347	485,972	5,960,466
Above 11%	883,246	74,572	7,920,101	
Variable	132,512	(310,217)	102,224	1,874
	5,301,200	**9,247,981**	**9,021,571**	**13,904,513**
		14,549,181		**22,926,083**

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CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
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00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

Percentage composition of total loans, financing and debentures, by currency/index of origin:

	Consolidated		Parent Company	
	2008	2007	2008	2007
Local Currency				
CDI	5.68	8.54	2.77	7.23
IGP-M	0.37	4.38	0.46	4.76
TJLP	10.14	13.88	3.85	9.13
IGP-DI	0.08	0.13	0.05	0.13
Other currencies	20.06	0.07	32.23	
	36.33	**27.00**	**39.36**	**21.25**
Foreign Currency				
US dollar	65.60	69.89	50.93	52.07
Yen			9.70	23.34
Euro	0.09	0.16		0.02
Other currencies	(2.02)	2.95	0.01	3.32
	63.67	**73.00**	**60.64**	**78.75**
	100.00	**100.00**	**100.00**	**100.00**

In July 2005, the Company issued perpetual bonds amounting to US$750 million through its subsidiary CSN Islands X Corp. These indefinite maturity bonds pay 9.5% p.a. and the Company has the right to settle the transaction at its face value after 5 years, on the maturity dates for the interest.

The guarantees provided for loans comprise fixed assets items, sureties, bank guarantees and securitization operations (exports), as shown in the following table and do not include the guarantees provided to subsidiaries and jointly-owned subsidiaries mentioned in Note 16.

	2008	**2007**
Property, Plant and Equipment	47,985	47,985
Personal Guarantee	95,254	68,159
Imports	83,853	87,525
Securitizations (Exports)	117,369	252,307
	344,461	**455,976**

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00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

The following tables show the amortization and funding in the current period:

				Amortization
Company	Description	Principal (million)	Payment date	Interest rate (p.a.)
CSN	BNDES	R$ 14	Feb / 2008	8.45% up to 9.45%
CSN	BNDES	R$ 14	May / 2008	8.45% up to 9.45%
CSN	BNDES	R$ 14	Aug / 2008	8.45% up to 9.45%
CSN	BNDES	R$ 17	Nov / 2008	8.45% up to 9.45%
CSN	Prepayment of third parties	R$ 7	Nov / 2008	CDI
CSN	Debentures	R$ 285	Dec / 2008	10% IGPM (3rd issue)
Amortization in R$		**R$ 351**		
CSN	BNDES	US$1	Jan / 2008	6.15 and 7.15%
CSN	ACC/ACE	US$62	Jan / 2008	5.8 and 6.0%
Island IX	Fixed Rate Note	US$21	Jan / 2008	10.5%
Island X	Fixed Rate Note	US$18	Jan / 2008	9.5%
CSN	Loans from third parties	US$1	Feb / 2008	5.0 up to 8.4%
CSN	Prepayment of third parties	US$13	Feb / 2008	5.22 and 6.37%
CSN Export	Prepayment of third parties	US$22	Feb / 2008	7.28 up to 7.43%
CSN Madeira	Loans from third parties	US$51	Mar / 2008	5.51%
CSN	Prepayment of third parties	US$4	Mar / 2008	3.54 and 6.04%
CSN	Equipment import	US$1	Mar / 2008	5.0 up to 8.5%
Island VII	Fixed Rate Note	US$15	Mar / 2008	10.75%
CSN	BNDES	US$1	Apr / 2008	6.15 and 7.15%
CSN	Loans from third parties	US$2	Apr / 2008	6.3%
CSN	Equipment import	US$1.0	Apr / 2008	6.3%
Island X	Fixed Rate Note	US$18	Apr / 2008	9.5%
CSN	Equipment import	US$1	May / 2008	5.57 up to 8.4%
CSN	Prepayment of third parties	US$1	May / 2008	5.81%
CSN Export	Prepayment of third parties	US$21	May / 2008	7.28 up to 7.43%
CSN	Prepayment of third parties	US$1	Jun / 2008	4.78 and 5.90%
CSN	Loans from third parties	US$1	Jun / 2008	6.24 up to 8.5%
Island VIII	Fixed Rate Note	US$27	Jun / 2008	9.75%
CSN	BNDES	US$1	Jul / 2008	6.15 and 7.15%
Island IX	Fixed Rate Note	US$21	Jul / 2008	10.5%
Island X	Fixed Rate Note	US$18	Jul / 2008	9.5%
CSN	Loans from third parties	US$1	Aug / 2008	5.57 up to 8.4%
CSN	Prepayment of third parties	US$8	Aug / 2008	5.22 and 5.81%
CSN Export	Prepayment of third parties	US$29	Aug / 2008	7.28 and 7.43%
CSN Madeira	Loans from third parties	US$82	Aug / 2008	4.21%
CSN	Prepayment of third parties	US$2	Sept / 2008	4.78 up to 6.04%
CSN	ACC/ACE	US$7	Sept / 2008	5.5 and 5.85%
Island VII	Fixed Rate Note	US$290	Sept / 2008	10.75%
CSN	Loans from third parties	US$2	Oct / 2008	6.3%
CSN	Equipment import	US$1	Oct / 2008	6.3%
CSN	BNDES	US$1	Oct / 2008	6.15 and 7.15%
Island X	Fixed Rate Note	US$18	Oct / 2008	9.5%
CSN	ACC/ACE	US$6	Nov / 2008	5.85% and 6.1%
CSN	Prepayment of third parties	US$2.6	Nov / 2008	5.19 and 5.81%
CSN Export	Prepayment of third parties	US$29	Nov / 2008	7.28 and 7.43%
CSN	ACC/ACE	US$30	Dec / 2008	5.85%
CSN	Loans from third parties	US$1	Dec / 2008	6.24 up to 8.5%
CSN	Prepayment of third parties	US$1.4	Dec / 2008	4.78% and 5.9%
Cinnabar	Loans from third parties	US$105	Dec / 2008	5.12%
Island VIII	Fixed Rate Note	US$27	Dec / 2008	9.75%
Amortization in US$		**US$965**		

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14.01 - NOTES TO THE FINANCIAL STATEMENTS

Company	Description	Principal (millions)	Issue	Term	Maturity	Funding Interest rate (p.a.)
CSN Cimentos	BNDES	R$ 9	2/26/2008	7 years	2/15/2014	TJLP + 2.7% to 3.2%
CSN	BNDES	R$ 23	4/25/2008	7 months	12/15/2008	TJLP + 0.8%
CSN	BNDES	R$ 56	8/26/2008	5 years	2/17/2014	TJLP + 2.2% to 3.2%
CSN	Prepayment with third parties	R$ 100	5/5/2008	4,11 year	4/2/2013	CDI
CSN	Prepayment with Namisa (*)	R$ 7,286	12/30/2008	41,6 years	6/1/2042	12.50%
Funding in R$		**$7,474**				
CSN Madeira	CSFB	US$ 80	1/16/2008	7 months	8/1/2008	4.21%
CSN Madeira	Santander	US$ 77	8/21/2008	1 year	8/21/2009	3.74%
CSN	ACC	US$ 20	3/19/2008	1 year	3/16/2009	3.25%
CSN	ACC	US$ 100	5/2/2008	11 months	4/27/2009	4.81%
CSN	ACC	US$ 100	5/2/2008	1,11 year	4/22/2010	4.98%
CSN	ACC	US$ 30	5/2/2008	1,05 year	10/23/2009	4.78%
CSN	ACC	US$ 60	7/29/2008	1 year	7/24/2009	4.58%
CSN	ACC	US$ 30	7/30/2008	1 year	7/27/2009	4.59%
CSN	ACC	US$ 20	8/5/2008	1 year	7/31/2009	4.68%
CSN	ACC	US$ 10	8/8/2008	1 year	8/3/2009	4.45%
CSN	ACC	US$ 100	8/18/2008	1 year	8/13/2009	5.06%
CSN	ACC	US$ 50	8/19/2008	1 year	8/14/2009	4.99%
CSN	ACC	US$ 45	8/19/2008	1 year	8/14/2009	4.74%
CSN	ACC	US$ 50	9/29/2008	1 year	8/24/2009	4.86%
CSN	BNDES	US$ 1	8/26/2008	5 years	4/15/2014	UM006 + 2.7%
CSN	BNDES	US$ 1	8/27/2008	5 years	4/15/2014	UM006 + 2.7%
CSN	Prepayment with third parties	US$ 150	5/19/2008	7 years	5/12/2014	4.78%
CSN	ACC	US$ 20	10/28/2008	6 months	4/20/2009	9.00%
CSN	ACC	US$ 30	11/21/2008	1 year	11/12/2009	8.00%
CSN	ACC	US$ 60	11/24/2008	1 year	11/16/2009	6.77%
CSN	ACC	US$ 18	11/28/2008	1 year	11/19/2009	5.26%
CSN	ACC	US$ 25	12/5/2008	1 year	12/11/2009	7.00%
CSN	ACC	US$ 10	12/16/2008	1 year	12/16/2009	6.90%
CSN	ACC	US$ 30	12/8/2008	1 year	11/30/2009	5.35%
CSN	ACC	US$ 10	12/18/2008	1 year	12/11/2009	6.50%
CSN	ACC	US$ 30	12/18/2008	1 year	12/11/2009	6.50%
CSN	ACC	US$ 30	12/18/2008	1 year	12/11/2009	6.50%
CSN	ACC	US$ 30	12/19/2008	1 year	12/11/2009	5.50%
CSN	ACC	US$ 20	12/19/2008	1 year	12/11/2009	5.50%
CSN	ACC	US$ 25	12/19/2008	1 year	12/11/2009	5.50%
CSN	ACC	US$ 10	12/19/2008	1 year	12/11/2009	5.50%
Funding in US$		**US$ 1,272**				

(*) Prepayment operation for coarse iron ore supply and port service provided by CSN, which holds a 60% interest in the creditor company (Namisa).

a) Loans and financing with certain financial institutions have certain common covenants in financial contracts in general, which the Company had properly complied with as of December 31, 2008. Some of the main covenants are informed as follows:

In export and import financing operations:

 "The Company must maintain all authorizations necessary to comply with the obligations established in the contract."

 "The Company commits to export in an amount sufficient to cover the principal and interest aggregated amount due on the respective payment dates – coverage ratio."

In financing obtained with the Brazilian Development Bank – BNDES

 "The Company commits to prove the investment of own funds established in the project."

 "The Company commits not to promote acts or measures which may jeopardize or change the economic-financial equilibrium of the loan Beneficiary."

(A free translation of the original report in Portuguese)

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14.01 - NOTES TO THE FINANCIAL STATEMENTS

Debenture issuances:

"The Company must immediately notify the Fiduciary Agent on the call for any general debenture holders' meeting by the issuer."

b) The Company and its subsidiaries also assume covenants which are specific to certain contracts, but usual in operations of the same nature, which had also been complied with as of December 31, 2008. For instance:

Covenants of the Company for Eurobonds issued by its subsidiaries:

"In foreign currency and debt operations represented by securities traded on stock exchanges outside Brazil, the Company must not constitute guarantees on its assets, except for those allowed in the operation agreements, without simultaneously guaranteeing the notes."

Covenants applicable to the Company's subsidiaries:

CSN Export S.à.r.l (Securitization): "CSN Export must not assume debts except for those established in the operation documentation and debts resulting from law and which do not have a materially adverse effect."

CSN Islands X Corp. and CSN Islands IX Corp. (Eurobonds): "The issuer must not assume debts, except for those represented by the Notes, or debts representing commissions, costs or indemnifications due according to the operation documentation."

Transnordestina (BNDES financing): "Transnordestina commits not to change, without prior and express authorization of BNDES, its share control."

15. DEBENTURES

(a) Third issue

As approved at the Board of Directors Meeting held on December 11 and ratified on December 18, 2003, the Company issued, on December 1, 2003, 50,000 registered and nonconvertible debentures, in two tranches, unsecured without preference, for the unit face value of R$10 and a total issue value of R$500,000.

The debentures were redeemed on December 1, 2006 (1st tranche) and on December 1, 2008 (2nd tranche) as per term established in the deed.

(b) Fourth issue

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 nonconvertible and unsecured debentures, in one single tranche, with a unit face value of R$10. These debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial institutions were received on May 3, 2006.

Compensation interest is applied on the face value of these debentures corresponding to 103.6% of the Cetip's CDI, and the maturity of the face value is scheduled for February 1, 2012, without early redemption option.

The deeds of this debenture issue contain restrictive contractual covenants, usual to this kind of operation, described as follows, which have been duly complied with by the Company:

a) Provision of information: the Company must provide to the trustee any information that the latter may reasonably require the former in up to ten business days counting from the date of the respective requirement;

b) Audit: the Company must submit, pursuant to the law, its accounts and balance sheets to examination by an independent audit firm registered with CVM;

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14.01 - NOTES TO THE FINANCIAL STATEMENTS

c)   General Debenture holders' Meeting: it must immediately notify the trustee on the call of any General Meeting by the Issuer.

16. FINANCIAL INSTRUMENT

I – Derivatives

a) Policies for the use of hedging derivatives

The Company's financial policy reflects the liquidity parameters, credit risk, and market risk approved by the audit committee and board of directors. The use of derivative instruments, with the purpose of preventing interest rate and foreign exchange rate fluctuations from having a negative impact on the Company's balance sheet and statement of income, should comply with these same parameters. Pursuant to the Company's internal rules, this financial investment policy was approved and is managed by the financial department. As a routine, the financial department presents and discusses, at the meetings of the board of executive officers and board of directors, the company's financial positions. Pursuant to the Bylaws, significant amount operations require previous approval by the Company management.

The use of other derivative instruments is subject to prior approval by the Board of Directors.

Additionally, considering that equity instruments historically present higher yield than fixed income instruments, and with the purpose of reducing third party capital cost, the Company contracted a total return swap operation on ADRs of its own issuance (see Note 17).

In order to finance its activities, the Company often resorts to capital markets, either domestic or international ones, and due to the debt profile it seeks, part of the Company's debt is pegged to the U.S. dollar, which motivates the Company to seek hedge for its indebtedness.

In order to contract financial instruments and derivatives with the purpose of hedge in compliance with the structure of internal controls, the Company adopts the following policies:

•   Continuous ascertainment of the exchange exposure of the Company, which is established by means of the assessment of assets and liabilities exposed to foreign currency, within the following terms: (i) accounts receivable and payable in foreign currency; (ii) investments in other companies abroad; (iii) cash and cash equivalents and debt in foreign currency;

•   presentation of the Company's financial position and foreign exchange exposure, as a routine, at meetings of the board of executive officers and the board of directors which approve this hedging strategy;

•   contracting of hedge derivative operations only with first-tier banks;

The Company's consolidated net exposure to the foreign exchange rate as of December 31, 2008 is shown as follows:

	Amounts in US$ thousand
Assets in foreign currency	**3,307,508**
Accounts receivable - external market clients	59,737
Advances to suppliers	30,453
Investments abroad	3,217,318
Liabilities in foreign currency	**(3,304,259)**
Loans and financing	(4,090,781)
Accounts payable to suppliers	(743,478)
Notional value of contracted derivatives	1,530,000
Net exposure	**3,249**

The results obtained with these operations are in accordance with the policies and strategies defined by the Company's management.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
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00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

b) Main risks resulting from the Company's operations

• **Exchange rate risk**

Although most of the Company's revenues are denominated in Brazilian Reais, as of December 31, 2008, R$9,560,157 or 66% of the Company's consolidated loans and financing were denominated in foreign currency (R$6,045,230 or 70% in 2007). As a result, the Company is subject to variations in exchange and interest rates and it manages the risk of the fluctuations in the amounts in Brazilian Reais that will be necessary to pay the obligations in foreign currency using a number of financial instruments, including cash invested in dollar and derivatives (derivative contracts without financial leverage, such as foreign currency put and call option), mainly swaps and futures contracts.

• **Interest rate risk**

The Company has short and long-term liabilities, indexed to floating interest rates and inflation indexes. Due to this exposure, the Company may carry out transactions with derivatives to manage these risks better.

• **Credit risk**

The exposure to credit risk of financial institutions comply with the parameters established in the company's financial policy. The exposure to credit risk of our clients and suppliers complies with the parameters established by the company's credit policy.

Since part of the Companies' funds is invested in Brazilian government bonds, there is also exposure to the credit risk with the government.

In order to mitigate market risks, as foreign exchange and interest rate, the Company's Management contracts operations with derivatives, as shown below:

• **Exchange swap transactions**

Exchange swap transactions aim to protect its liabilities denominated in foreign currency against the depreciation of the Real. Basically, the Company carried out swaps of its U.S. dollar-denominated liabilities, in which the Company will receive the difference between the exchange variation observed in the period plus interest rate which ranges between 3.46% and 5.06% p.a., multiplied by the notional value (purchased) and pays interest based on the Interbank Deposit Certificate – CDI, with rates ranging between 100% and 105% on the amount in Reais of the notional value on the date of the contracting(sold). The notional value of these swaps as of December 31, 2008, was US$1,530,000 thousand (US$1,359,675 thousand in 2007). The gains and losses from these contracts are directly related to exchange (dollar) and CDI fluctuations. They are related to operations in the Brazilian over-the-counter market, in general, having as counterparts first-tier financial institutions.

• **Libor x CDI Swap transactions**

Their purpose is to protect liabilities indexed to US Dollar Libor from Brazilian interest rate fluctuations. The Company has basically executed swaps of its liabilities indexed to Libor, in which the Company receives interest of 1.25% p.a. on the notional value in dollar (purchased) and pays 96% of the Interbank Deposit Certificate – CDI on the notional value in Reais on the date of the contracting (sold). The reference value of these swaps as of December 31, 2008 was US$150,000 thousand, protecting an export pre-payment operation in the same amount. The gains and losses from these contracts are directly related to exchange (dollar), Libor and CDI fluctuations. They are related to operations in the Brazilian over-the-counter market, in general, having as counterparts first-tier financial institutions.

• **Metals swap agreement**

During the year 2007, the Company contracted Zinc swaps in order to set the price of part of its Zinc needs. Up to December 31, 2007 the Company maintained 5,000 tonnes of Zinc with settlement based on average Zinc prices from September to December 2007. The price used for the settlement of each

(A free translation of the original report in Portuguese)

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14.01 - NOTES TO THE FINANCIAL STATEMENTS

contract is the average price of the calendar month prior to the date of its settlement. They are related generally to operations in the Brazilian over-the-counter market with first-tier financial institutions as counterparts.

All operations were settled in January 2008.

As of December 31, 2008 and 2007, the consolidated outstanding position of the aforementioned operations was as follows:

Description			Notional value US$ thousand		Valuation - 2008 (R$ thousand)		Valuation - 2007 (R$ thousand)		Fair value (market) (R$ thousand)		Amont payable or receivable in the period (R$ thousand)	
	Date of settlement	Counterparts	2008	2007	Short-term position	Long-term position	Short-term position	Long-term position	2008	2007	Amount receivable/ received	Amount payable/paid
	2-Jan-08	*Santander*		860,174	1,582,166	(1,801,419)	1,581,645	(1,800,666)	(219,253)	(219,021)		(232)
	2-Jan-08	*GoldmanSachs*		244,500	440,466	(474,307)	440,325	(474,109)	(33,841)	(33,784)		(57)
	1-Feb-08	*Santander*	627,804		1,116,712	(1,105,233)			11,479		11,479	
	3-Mar-08	*Santander*	150,000		253,377	(266,144)			(12,767)			(12,767)
	1-Apr-08	*Itau BBA*	300,000		526,655	(509,225)			17,430		17,430	
	1-Apr-08	*ABN Armo*	100,000		175,549	(169,742)			5,807		5,807	
	1-Apr-08	*Santander*	319,500		560,304	(538,556)			21,748		21,748	
	2-May-08	*Itau BBA*	300,000		507,593	(529,441)			(21,848)			(21,848)
Exchange swaps registered with CETIP (USD x CDI)	12-May-08	*Itau BBA*	200,000		333,379	(330,950)			2,429		2,429	
	2-May-08	*Santander*	250,000		426,203	(451,310)			(25,107)			(25,107)
	15-May-08	*Itau BBA*	25,000		41,459	(41,408)			51		51	
	28-May-08	*Itau BBA*	100,000		167,035	(166,360)			675		675	
	2-Jun-08	*Santander*	200,000		375,595	(391,437)			(15,842)			(15,842)
	2-Jun-08	*Unibanco*	200,000		325,880	(332,851)			(6,971)			(6,971)
	2-Jun-08	*Itau BBA*	360,000		588,665	(622,650)			(33,985)			(33,985)
	1-Jul-08	*Santander*	25,000		39,883	(41,121)			(1,238)			(1,238)
	1-Jul-08	*Itau BBA*	50,000		159,536	(164,484)			(4,948)			(4,948)
Interest swaps CSFB Libor x CDI	12-Aug-08	*CSFB*	150,000		256,690	(261,527)			(4,837)			(4,837)
	11/12/2008	*CSFB*	150,000		257,655	(262,376)			(4,721)			(4,721)
Zinc swap registered with LME (London Metal Exchange)		*Standard Bank*		Ton 5.000	20,619	(26,348)	20,840	(26,631)	(5,729)	(5,791)	62	

The net position of the contracts above is recorded under loans and financing as gain in the amount of R$295,972 in 2008 (loss of R$251,808 in 2007), and its effects are recognized in the company's financial result. The jointly-controlled subsidiary MRS Logística has swap operations which generated gains of R$8,636 in the short term and of R$7,565 in the long term, recognized in the CSN 2008 consolidated balance sheet.

For the year ended December 31, 2008, the effect on the financial income related to foreign exchange derivative contracts and interest rate derivative contracts was a gain of R$804,696 and a loss of R$11,432, respectively.

In addition to the outstanding operations, the Company contracted operations which were completed in the same year, and their effects are recognized in the Company's financial income, as shown below:

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14.01 - NOTES TO THE FINANCIAL STATEMENTS

Description	Date of settlement	Counterparties	Notional value 2008 (US$ thousand)	Notional value 2007 (US$ thousand)	Valuation - 2008 (R$ thousand) Short-term position	Valuation - 2008 (R$ thousand) Long-term position	Valuation - 2007 (R$ thousand) Short-term position	Valuation - 2007 (R$ thousand) Long-term position	Fair value (market) (R$ thousand) 2008	Fair value (market) (R$ thousand) 2007	Amount receivable/received	Amount payable/paid
Exchange swaps registered with CETIP (USD x CDI)	2-Jan-08	Santander		860	1,582,166	(1,801,419)	1,581,645	(1,800,666)	(219,253)	(219,021)		(232)
	2-Jan-08	GoldmanSachs		245	440,466	(474,307)	440,325	(474,109)	(33,841)	(33,784)		(57)
	1-Feb-08	Santander	628		1,116,712	(1,105,233)			11,479		11,479	
	3-Mar-08	Santander	150		253,377	(266,144)			(12,767)			(12,767)
	1-Apr-08	Itau BBA	300		526,655	(509,225)			17,430		17,430	
	1-Apr-08	ABN Amro	100		175,549	(169,742)			5,807		5,807	
	1-Apr-08	Santander	320		560,304	(538,556)			21,748		21,748	
	2-May-08	Itau BBA	300		507,593	(529,441)			(21,848)			(21,848)
	12-May-08	Itau BBA	200		333,379	(330,950)			2,429		2,429	
	2-May-08	Santander	250		426,203	(451,310)			(25,107)			(25,107)
	15-May-08	Itau BBA	25		41,459	(41,408)			51		51	
	28-May-08	Itau BBA	100		167,035	(166,360)			675		675	
	2-Jun-08	Santander	200		375,595	(391,437)			(15,842)			(15,842)
	2-Jun-08	Unibanco	200		325,880	(332,851)			(6,971)			(6,971)
	2-Jun-08	Itau BBA	360		588,665	(622,650)			(33,985)			(33,985)
	1-Jul-08	Santander	25		39,883	(41,121)			(1,238)			(1,238)
	1-Jul-08	Itau BBA	50		159,536	(164,484)			(4,948)			(4,948)
Interest swaps CSFB Libor x CDI	12-Aug-08	CSFB	150		256,690	(261,527)			(4,837)			(4,837)
	12-Nov-08	CSFB	150		257,655	(262,376)			(4,721)			(4,721)
Zinco swap registered with LME (London Metal Exchange)		Standard Bank		Ton 5.000	20,619	(26,348)	20,840	(26,631)	(5,729)	(5,791)	62	
Exchange swaps (USDXCDI) registered with CETIP (contracted by exclusive funds)	11-Jan-08	Santander	200		349,681	(355,296)			(5,615)			(5,615)
	14-Jan-08	Santander	100		174,541	(177,722)			(3,181)			(3,181)
	15-Jan-08	Santander	330	130	574,669	(587,003)	233,913	(230,446)	(12,334)	3,467		(15,801)
	1-Feb-08	Merril Lynch	125	25	221,573	(223,507)	44,987	(44,317)	(1,934)	670		(2,604)
	1-Feb-08	ABN Amro	100	100	178,371	(178,976)	179,917	(177,266)	(605)	2,651		(3,256)
	1-Feb-08	Unibanco	200		353,891	(357,526)			(3,635)			(3,635)
	1-Feb-08	Safra	100		176,959	(178,763)			(1,804)			(1,804)
	1-Feb-08	Santander	100	75,000	177,022	(178,763)			(1,741)			(1,741)
	3-Mar-08	ABN Amro	150		254,282	(267,395)			(13,113)			(13,113)
	3-Mar-08	Santander	780		1,326,598	(1,393,448)			(66,850)			(66,850)
	3-Mar-08	Unibanco	205		351,990	(370,175)			(18,185)			(18,185)
	5-Mar-08	Santander	320		534,992	(538,264)			(3,272)			(3,272)
	1-Apr-08	ABN Amro	100		175,533	(169,742)			5,791		5,791	
	1-Apr-08	Safra	100		175,541	(169,742)			5,799		5,799	
	1-Apr-08	Santanser	360		631,902	(611,070)			20,832		20,832	
	2-May-08	Santander	50		85,243	(90,262)			(5,019)			(5,019)
	2-May-08	ABN Amro	780		1,320,285	(1,376,547)			(56,262)			(56,262)
	2-May-08	Safra	150		254,051	(264,721)			(10,670)			(10,670)
	2-May-08	Unibanco	50		85,243	(90,262)			(5,019)			(5,019)
	5-May-08	Itau BBA	1.200.000		1,985,365	(2,025,521)			(40,156)			(40,156)
	5-May-08	Unibanco	200		330,853	(337,587)			(6,734)			(6,734)
	1-Jul-08	Itau BBA	825		1,315,745	(1,357,419)			(41,674)			(41,674)
	1-Jul-08	Santander	475		757,575	(781,304)			(23,729)			(23,729)
	1-Aug-08	ABN Amro	475		746,068	(765,651)			(19,583)			(19,583)
	1-Aug-08	Itau BBA	930		1,460,459	(1,499,571)			(39,112)			(39,112)
	1-Sep-08	ABN Amro	575		942,029	(909,908)			32,121		32,121	
	1-Sep-08	Itau BBA	675		1,105,541	(1,068,165)			37,376		37,376	
	1-Sep-08	Santander	100		163,740	(158,247)			5,493		5,493	
	1-Oct-08	ABN Amro	450		863,985	(743,559)			120,426		120,426	
	1-Oct-08	Itau BBA	650		1,247,950	(1,074,030)			173,920		173,920	
	1-Oct-08	GoldmanSachs	200		383,977	(330,471)			53,506		53,506	
	1-Oct-08	Santander	125		240,000	(206,544)			33,456		33,456	
	22-Oct-08	ABN Amro	100		230,423	(230,380)			43		43	
	3-Nov-08	ABN Amro	350		753,780	(687,554)			66,226		66,226	
	3-Nov-08	Itau BBA	855		1,848,910	(1,684,991)			163,919		163,919	
	3-Nov-08	Santander	50		106,279	(96,839)			9,440		9,440	
	21-Nov-08	Santander	30		72,328	(71,979)			349		349	
	1-Dec-08	ABN Amro	145		341,516	(330,763)			10,753		10,753	
	1-Dec-08	Itau BBA	900		2,111,978	(1,922,728)			189,250		189,250	
	1-Dec-08	GoldmanSachs	50		117,326	(106,818)			10,508		10,508	

III – Methods and assumptions used to calculate and measure financial instruments - derivatives

- **Foreign exchange swap transactions and Libor x CDI swap transactions**

The Company uses an exclusive fund for its foreign exchange swap operations. The fund's manager, Banco UBS Pactual, calculates and discloses the market value of the fund assets (NAV – Net Asset Value) on a daily basis, using the following pricing methodology to ascertain the market value of the foreign exchange swap.

Dollar

Pricing Methodology

The first step in order to calculate the swap is to correct its notional financial value at the foreign exchange rate variation.

$$FinNocSwap_{corr} = \left(1 + \frac{PtaxV_{calc}}{PtaxV_{int}}\right) \cdot FinNocSwap$$

(A free translation of the original report in Portuguese)

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14.01 - NOTES TO THE FINANCIAL STATEMENTS

The second step consists of calculating which value the corrected notional value would have on the maturity date.

$$FinSwap_{vcto} = FinNocSwap_{corr} \cdot \left(1 + i \cdot \frac{DC_{vcto,ini}}{360}\right)$$

The third and last stage of the calculation is to calculate what value the swap on the maturity date would have on the date of the calculation.

$$FinSwap_{calc} = \frac{FinSwap_{vcto}}{\left(1 + tx \cdot \frac{DC_{vcto,calc}}{360}\right)}$$

Combining all steps in one single equation we would have the following:

$$FinSwap_{calc} = \left(1 + \frac{PtaxV_{calc}}{PtaxV_{ini}}\right) \cdot \left(\frac{FinNocSwap \cdot \left(1 + i \cdot \frac{DC_{vcto,ini}}{360}\right)}{\left(1 + tx \cdot \frac{DC_{vcto,calc}}{360}\right)}\right)$$

Where:

$FinSwap_{calc}$	Swap's financial value on calculation date
$FinNocSwap$	Swap's notional financial value (initial financial value)
$FinNocSwap_{corr}$	Swap's notional financial value restated to calculation date
$FinSwap_{vcto}$	Swap's estimated financial value on maturity
$PtaxV_{calc}$	Sale PTAX800 on calculation date. Source: BC
$PtaxV_{ini}$	Sale PTAX800 on initial swap date. Source: BC
$DC_{vcto.ini}$	Days elapsed between initial swap and maturity
$DC_{vcto.hoje}$	Days elapsed between initial swap and calculation date
i	Swap's remuneration rate
tx	Current market foreign exchange coupon rate. Primary Source: BM&F

The rates used for all swaps are the ones disclosed by BM&F. In their absence, or in situations of liquidity squeeze or systemic crisis situations, coupons of the government bonds of each of the respective indexes are used as a notion for calculation. In the absence of the rate for the specific vertex to be calculated, the BM&F interpolated rates are used.
The Libor x CDI swap was directly contracted by the Company out of its exclusive fund and, therefore, its market value was calculated as follows:

- Long position (purchased): carried to future value by current Libor and discounted to present value by the prefixed US Dollar curve.

- Short position (sold): carried to future value of current CDI and discounted to present value by the prefixed Brazilian Real curve.

The data sources for the mark-to-market of these instruments are the following: BBA (British Bankers Association), BM&FBOVESPA and CETIP, and all data were taken from Bloomberg.

IV – Sensitivity analysis

Based on the foreign exchange rate as of December 31, 2008 of R$2.3370 per US$1.00, adjustments to the swap contract amounts were estimated for three scenarios: scenario 1: rate of R$2.3580 per R$1.00;

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14.01 - NOTES TO THE FINANCIAL STATEMENTS

scenario 2: (25% depreciation) rate of R$1.7528 per US$1.00; scenario 3: (50% depreciation) rate of R$1.1685 per US$1.00.

					2008
Reference date 12/31/2008	**Risk**	**Scenario**	**US$ Notional value**	**Exchange rate**	**Additional result R$**
			1,530,000	2.3370	
Exchange Swap	Dollar devaluation	1		2.3580	32,130
		2		1.7528	(893,903)
		3		1.1685	(1,787,805)
			1,663	2.3370	
Swap CDI vs. Libor	Dollar devaluation	1		2.3580	35
		2		1.7528	(972)
		3		1.1685	(1,943)
Consolidated exchange position	Dollar devaluation		3,249	2.3370	
		1		2.3580	68
		2		1.7528	(1,898)
		3		1.1685	(3,797)

(*) Source: Futures Dollar closing rate as of February 28, 2009 and December 30, 2008.

The scenarios of devaluation of the Real versus the Dollar would increase losses in the operations and gains in the hedged exposure according to the expected equilibrium.

17. INSTRUMENTS ASSOCIATED TO OTHER FINANCIAL ASSET PRICE FLUCTUATION RISKS

Total return equity swap contracts

Operation settled on September 5, 2008, after some renewals:

Issue date	Maturity date of agreements	Notional value (US$ thousand)	Assets 9/5/2008	Assets 2007	Liabilities 9/5/2008	Liabilities 2007	Previous fair value 2007	Amount receivable (received) 9/5/2008
4/7/2003	9/5/2008	35,835	1,361,048	1,164,232	94,837	93,179	1,071,053	1,266,211
4/9/2003	9/5/2008	5,623	212,021	181,361	14,873	14,613	166,748	197,148
4/10/2003	9/5/2008	1,956	76,143	65,132	5,173	5,083	60,050	70,970
4/11/2003	9/5/2008	1,032	39,319	33,633	2,727	2,679	30,954	36,592
4/28/2003	9/5/2008	1,081	37,580	32,146	2,844	2,794	29,352	34,736
4/30/2003	9/5/2008	76	2,646	2,264	201	197	2,066	2,446
5/14/2003	9/5/2008	192	6,956	5,951	504	495	5,455	6,452
5/15/2003	9/5/2008	432	15,803	13,518	1,132	1,112	12,406	14,671
5/19/2003	9/5/2008	1,048	40,151	34,345	2,742	2,694	31,651	37,409
5/20/2003	9/5/2008	264	10,435	8,926	689	677	8,248	9,746
5/21/2003	9/5/2008	415	17,089	14,618	1,084	1,065	13,552	16,005
5/22/2003	9/5/2008	326	13,459	11,513	852	837	10,676	12,607
5/28/2003	9/5/2008	439	17,467	14,941	1,146	1,126	13,815	16,321
5/29/2003	9/5/2008	408	16,559	14,169	1,063	1,045	13,120	15,496
6/5/2003	9/5/2008	96	3,781	3,234	251	247	2,988	3,531
		49,223	1,870,457	1,599,983	130,118	127,843	1,472,134	1,740,341

The maturity of this operation was on September 5, 2008 and the financial settlement on September 8, 2008 which resulted in a gain corresponding to US$1,005,453 thousand equivalent to R$1,740,341.

On the maturity date, the Company contracted a new total return equity swap operation as presented below:

Issue date	Maturity date	Notional value	Assets 2008	Liabilities 2008	Market value 2008
9/5/2008	9/10/2009	1,050,763	888,661	(2,485,053)	(1,596,392)

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00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

Additionally to the loss of this operation between September 5 and December 31, 2008, in the amount of R$1,596,392, the Company recorded a gain in the previous agreement, during this year, in the amount of R$268,207, totaling a loss of R$1,328,185.

Swap contract without cash, having as counterpart Banco Goldman Sachs International, is pegged to 29,684,400 American Depositary Receipts ("ADR") of Companhia Siderúrgica Nacional (purchased) and Libor of 3 months + spread of 0.75% p.a. (sold).

The gains and losses from this contract are directly related to foreign exchange fluctuations, the Company's ADRs and Libor quotation. This instrument is recorded in other accounts payable in the balance sheet and, by the accrual period, in the financial income the Company.

This operation has deposit related to the guarantee margin with the counterpart and, as of December 31, 2008, this margin totaled U$1,058,474 remunerated daily at the FedFund rate.

I – Methods and assumptions used to calculate and measure financial instruments – derivatives

The market value pricing of the total return equity swap consists of the correction of the swap's notional financial value, by having the 29,684,400 notional number of ADRs multiplied by the CSN ADR closing price (ticker: "SID") on the New York Stock Exchange. We subtracted from this amount the opening notional value, corrected at the contractual interest rate and carried to the calculation date.

II – Sensitivity analysis

Based on the foreign exchange rate as of December 31, 2008 (R$2.3370 per US$1.00) and on the ADR price of US$12.81, and in compliance with the historical return correlation between these assets, adjustments to the derivative contract amounts were estimated for three dollar and ADR scenarios: scenario 1 - exchange rate of R$2.3580 per US$1.00 and the ADR quotation at US$20.00; scenario 2 – 25% additional depreciation in relation to the rate of December 31, 2008, with exchange rate of R$2.9213 per US$1.00 and the ADR quotation at US$9.68; and (iii) scenario 3 –50% additional depreciation in relation to the rate of December 31, 2008, with exchange rate of R$3.5055 per US$1.00 and the ADR quotation at US$6.46.

For the total return equity swap, in addition to the foreign exchange rate variation scenarios above, we also used the variation scenarios of ADRs listed on NYSE.

The evaluated scenario follows the perspective of a worldwide economic recovery and the expected growing appreciation of the quotations of the Company's securities.

Reference date 12/31/2008	Risk	Scenario	ADR Price	ADR Notional value	Exchange rate	Additional result R$ 2008
			12.81	29,684,400	2.3370	
Swap ADRs	ADR price decrease and dollar devaluation	1	20.00		2.3580	496,270
		2	9.68		2.9213	(279,874)
		3	6.46		3.5055	(671,699)

18. SURETIES AND GUARANTEES

The Company has the following liabilities with its subsidiaries and jointly-owned subsidiaries, in the amount of R$4,582 million (R$4,331.7 million in 2007), for guarantees provided:

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14.01 - NOTES TO THE FINANCIAL STATEMENTS

Companies	Currency	In million 2008	2007	Maturity	Conditions
Transnordestina	R$	24.0	24.0	11/13/2009	BNDES loan guarantee
Transnordestina	R$	20.0	20.0	11/15/2020	BNDES loan guarantee
Transnordestina	R$	13.0	13.0	11/15/2015	BNDES loan guarantee
Transnordestina	R$	23.0	23.0	4/6/2009	BNDES loan guarantee
Transnordestina	R$	19.2	19.2	4/28/2009	BNDES loan guarantee
Transnordestina	R$	18.0	18.0	9/18/2009	BNDES loan guarantee
Transnordestina	R$	20.0	20.0	2/16/2009	BNDES loan guarantee
Transnordestina	R$	5.0	5.0	5/26/2009	BNDES loan guarantee
Transnordestina	R$	90.0	90.0	11/2/2009	BNDES loan guarantee
Transnordestina	R$	6.5		11/1/2010	BNDES loan guarantee
Transnordestina	R$	2.7		9/14/2009	BNDES loan guarantee
Transnordestina	R$		18.0	9/5/2008	BNDES loan guarantee
CSN Cimentos S.A.	R$		0.3	12/31/2020	To guarantee the Warrantee's fixed cash debt corresponding to tax credit related to court deposit no. E04/517.577/98 - Infraction notice no. 01.047755-2 of 6/09/1998
CSN Cimentos S.A.	R$	27.0		Indefinite	To guarantee the Warrantee's liability in the writ of summons, pledge, appraisal and registration
CSN Cimentos S.A.	R$	7.9	7.9	Indefinite	To guarantee the Warrantee's liability regarding Tax Foreclosure
Prada	R$	0.8		Indefinite	To guarantee the Warrantee's liability regarding Tax Foreclosure
Prada	R$	2.8		Indefinite	To guarantee the Warrantee's liability regarding Tax Foreclosure
Prada	R$		0.4	Indefinite	To guarantee the Warrantee's liability regarding ICMS
Prada	R$	0.2		Indefinite	To guarantee the Warrantee's liability regarding ICMS
Prada	R$	6.1		Indefinite	To guarantee the Warrantee's liability regarding Tax Foreclosure filed by Paraná State
Prada	R$	0.1		Indefinite	To guarantee the payment of the value discussed in the Tax Foreclosure Proceeding 2004.51.01.54.1327-8
Prada	R$	0.1		Indefinite	To guarantee the payment of the value discussed in the Tax Foreclosure Proceeding 2004.61.09.007744-7
Prada	R$		0.3	3/2/2008	To guarantee the Warrantee's liability in the compliance with the requirement of judicial guarantee, considering the filing of the voluntary Appeal to the administrative proceeding no. E-34/067.165/2004 - Infraction notice no. 03.165518-6 debit of which is higher than 50,000 UFIR - RJ.
Prada	R$		5.8	8/28/2008	To guarantee the Warrantee's liability regarding the rental agreement of real state for business purposes located at Rua Engenheiro Francisco Pita Brito, 138 - Santo Amaro - São Paulo
Prada	R$	0.4		1/3/2012	To guarantee the Warrantee's liability regarding the purchase and sale of electric power
Metalic	R$	0.9		Indefinite	To guarantee the Warrantee's liability regarding the Infraction notes 2006.19291 and 2006.24557-7 to the Revenue Service of the Ceará State
CSN Energia	R$	1.0	1.0	Indefinite	To guarantee the Warrantee's liability regarding Tax Foreclosure
Sepetiba Tecon	R$	5.0		6/1/2009	To guarantee the Warrantee's liability in the rendering of guarantee agreement no. 181020518
Sepetiba Tecon	R$	15.0	15.0	5/5/2011	Guarantee by CSN in the issue of export credit note
Total in R$		**308.7**	**280.9**		3
CSN Islands VII	US$		275.0	12/09/2008	Guarantee in Bond issue
CSN Islands VIII	US$	550.0	550.0	12/16/2013	Guarantee in Bond issue
CSN Islands IX	US$	400.0	400.0	1/15/2015	Guarantee in Bond issue
CSN Islands X	US$	750.0	750.0	Perpetual	Guarantee in Bond issue
Cinnabar	US$	20.0	20.0	10/29/2009	Guarantee in the Promissory Notes issue
Cinnabar	US$		100.0	12/22/2008	Guarantee in Import Loan
CSN Madeira	US$	76.8		8/21/2009	Guarantee in Import Loan
CFM	US$	20.0		12/31/2009	Guarantee in agreement for the rendering of external guarantee
INAL	US$		1.4	3/26/2008	Personal guarantee in equipment financing
Sepetiba Tecon	US$		16.7	12/31/2008	Personal guarantee in equipment financing and terminal implementation
Aços Longos	US$	17.3	16.5	Indefinite	Letter of Credit for equipment acquisition
Aços Longos	US$		38.5	Indefinite	Letter of Credit for equipment acquisition
CSN Cimentos	US$		13.3	8/30/2009	Letter of Credit for equipment acquisition
CSN Cimentos	US$	0.9		8/30/2009	Letter of Credit for equipment acquisition
CSN Cimentos	US$		15.5	4/19/2008	Standby
Nacional Minérios	US$		20.0	7/27/2008	Collateral by CSN to issue bank guarantee necessary to purchase Cia. de Fomento Mineral e Participações - CFM
Nacional Minérios	US$		20.0	7/19/2010	Collateral by CSN to issue bank guarantee necessary to purchase Cia. de Fomento Mineral e Participações - CFM
Nacional Minérios	US$		20.0	8/3/2009	Collateral by CSN to issue bank guarantee necessary to purchase Cia. de Fomento Mineral e Participações - CFM
Nacional Minérios	US$		30.0	1/19/2009	Collateral by CSN to issue bank guarantee necessary to purchase Cia. de Fomento Mineral e Participações - CFM
Total in US$		**1,835.0**	**2,286.9**		

19. TAXES PAID IN INSTALLMENTS

The parent company filed an action pleading the right to the presumed credit of IPI on the acquisition of exempt, immune inputs, not taxed or taxed at zero rate and, in May 2003, an injunction was obtained authorizing the use of the aforementioned credits, which the Company offset with other federal taxes. The Regional Federal Court of the 2nd Region, through the appeal filed by the Federal Government, revoked the aforementioned authorization and on August 27, 2007, the proceeding had an unfavorable decision to the Company. In view of this decision, the Company will pay the debit related to the offset taxes in 60 months.

In 2008, jointly-owned subsidiary MRS Logística will pay the ICMS debit with the State of Minas Gerais in 120 months.

The companies are regularly complying with the payment in installments and as of December 31, 2008, the position of these installments was the following:

(A free translation of the original report in Portuguese)

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14.01 - NOTES TO THE FINANCIAL STATEMENTS

	Consolidated		Parent Company	
	2008	2007	2008	2007
Corporate Income Tax (IRPJ)	292,640	332,950	292,640	332,950
Social Contribution on Net Income (CSLL)	48,887	55,621	48,887	55,621
Excise Tax (IPI)	230,045	261,502	230,045	261,502
Social Integration Program (PIS)	45,255	51,489	45,255	51,489
Contribution for Social Security Financing (COFINS)	244,457	278,129	244,456	278,129
Value-added tax on sales and services (State of Minas Gerais) (ICMS)	183,697			
	1,044,982	**979,691**	**861,284**	**979,691**
Current Liabilities	**249,930**	**206,106**	**229,471**	**206,106**
Non current Liabilities	**795,052**	**773,585**	**631,813**	**773,585**

20. PROVISIONS AND JUDICIAL DEPOSITS

The Company is currently party to several proceedings involving actions and complaints of a number of issues. The breakdown of the amounts recorded as provisions and the respective judicial deposits related to those actions are shown below:

	2008			2007		
	Judicial Deposits	Liabilities Provisioned	Net Provisions	Judicial Deposits	Liabilities Provisioned	Net Provisions
Current						
Provisions:						
Labor	(43,331)	105,095	61,764	(40,422)	90,310	49,888
Civil	(21,818)	44,704	22,886	(16,893)	33,587	16,694
Parent Company	**(65,149)**	**149,799**	**84,650**	**(57,315)**	**123,897**	**66,582**
Consolidated	**(69,434)**	**161,144**	**91,710**	**(60,956)**	**136,020**	**75,064**
Non current						
Provisions:						
Labor		15,308	15,308			
Environmental	(207)	71,361	71,154	(204)	55,202	54,998
Tax		1,266	1,266		961	961
	(207)	**87,935**	**87,728**	**(204)**	**56,163**	**55,959**
Legal liabilities questioned in court:						
Tax						
IPI premium credit	(1,196,822)	2,227,203	1,030,381	(892,961)	2,088,721	1,195,760
CSL credit on exports		1,156,830	1,156,830		987,072	987,072
SAT		66,650	66,650	(31,984)	109,546	77,562
Education Allowance	(33,121)	33,121		(33,121)	33,121	
CIDE	(27,390)	27,390		(25,819)	25,819	
Income tax / “Plano Verão”	(20,892)	20,892		(20,892)	20,892	
Other provisions	(6,894)	107,436	100,542	(6,894)	67,830	60,936
	(1,285,119)	**3,639,522**	**2,354,403**	**(1,011,671)**	**3,333,001**	**2,321,330**
Parent Company	**(1,285,326)**	**3,727,457**	**2,442,131**	**(1,011,875)**	**3,389,164**	**2,377,289**
Consolidated	**(1,297,475)**	**3,819,026**	**2,521,551**	**(1,023,173)**	**3,484,645**	**2,461,472**
Total Parent Company	**(1,350,475)**	**3,877,256**	**2,526,781**	**(1,069,190)**	**3,513,061**	**2,443,871**
Total Consolidated	**(1,366,909)**	**3,980,170**	**2,613,261**	**(1,084,129)**	**3,620,665**	**2,536,536**

The change in provisions for contingencies for the years ended December 31, 2008 and 2007 can be shown as follows:

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

					Consolidated
Nature	2007	Additions	Restatement	Utilization	2008
Civil	48,587	35,980	3,734	(26,187)	62,114
Labor	114,133	89,070	16,907	(68,378)	151,732
Tax	3,264,184	16,065	349,826	(35,219)	3,594,856
Pension Plan	138,559		13,582	(54,633)	97,508
Environmental	55,202	10,445	23,014	(14,700)	73,961
Total	**3,620,665**	**151,560**	**407,063**	**(199,117)**	**3,980,170**

					Parent Company
Nature	2007	Additions	Restatement	Utilization	2008
Civil	33,587	35,299	1,560	(25,742)	44,704
Labor	90,310	86,507	6,565	(62,979)	120,403
Tax	3,224,416	1,244	349,438	(961)	3,574,137
Environmental	55,202	7,845	23,014	(14,700)	71,361
Pension Plan	109,546		11,738	(54,633)	66,651
Total	**3,513,061**	**130,895**	**392,315**	**(159,015)**	**3,877,256**

The provisions for labor, civil, environmental and tax liabilities were estimated by the Company's Management substantially based on the opinion of its legal counsel, and only the cases classified as risk of probable loss were recorded. Additionally, the provisions include tax liabilities arising from actions taken on the Company's initiative, plus SELIC (Special Settlement and Custody System) interest.

The Company and its subsidiaries are defendants in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$5.9 billion, R$4.5 billion of which corresponds to tax actions, R$0.4 billion to civil actions and R$1.0 billion to labor and social security actions. According to the Company's legal counsel, these administrative and legal proceedings are assessed as possible risk of loss. These proceedings were not provisioned in accordance with the Management's judgment and with accounting practices adopted in Brazil.

a) Labor actions

As of December 31, 2008, the Company was defendant in 9,609 labor claims (9,162 in 2007), with a provision in the amount of R$120,403 (R$90,310 in 2007). Most of the pleadings of the actions are related to joint and/or subsidiary liability, wage parity, additional allowances for unhealthy and hazardous activities, overtime and differences related to the 40% fine on FGTS (severance pay) resulting from the federal government's economic plans.

b) Civil actions

Among the civil judicial proceedings in which the Company is party, there are mainly actions with indemnification request. Such proceedings, in general, arise from occupational accidents and diseases related to the Company's industrial activities. A provision in the amount of R$44,704 as of December 31, 2008 (R$33,587 in 2007) was recorded for proceedings involving civil matters.

c) Environmental actions

As of December 31, 2008, the Company had a provision in the amount of R$71,361 (R$55,202 in 2007) for use in expenses related to services for environmental investigation and recovery of areas potentially polluted within the Company's plants in the States of Rio de Janeiro, Minas Gerais and Santa Catarina.

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CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

d) Tax proceedings

▪ Income and Social Contribution Taxes

(i) The Company claims the recognition of the financial-tax effects on the calculation of the income and social contribution taxes on net income, related to the 51.87% inflation write down of the Consumer Price Index (IPC), which occurred in January and February 1989 ("Plano Verão").

In 2004, the proceeding was concluded and a final and unappealable decision was reached, granting to CSN the right to apply the index of 42.72% (January 1989), from which the 12.15% already applied should be deducted. The application of the index of 10.14% (February 1989) was also granted. The proceeding is currently under expert accounting inspection.

The Company maintains a judicial deposit in the amount of R$336,826 on December 31, 2008 (R$331,408 in 2007) and a provision of R$20,892 (R$20,892 in 2007), which represents the portion not recognized by the courts.

(ii) The Company filed an action questioning the levying of Social Contribution on Net Income (CSLL) on export revenues, based on Constitutional Amendment 33/01 and in March 2004 the Company obtained an injunction authorizing the exclusion of these revenues from the aforementioned calculation basis, as well as the offsetting of the amounts paid as from 2001. The lower court decision was favorable and the decision made by a court of second instance, pronounced before the appeal filed by the Federal Government at the Regional Federal Court (TRF), judged this proceeding unfavorably for CSN. In view of these facts an Extraordinary Appeal was filed at the STF, which has not been judged yet. An injunction suspending the effects of the decision by the Regional Federal Court was obtained at the Federal Supreme Court (STF) until the judgment of the aforementioned Extraordinary Appeal. Up to December 31, 2008, the amount of suspended liability and the credits offset based on the aforementioned proceeding was R$1,156,830 (R$987,072 as of December 31, 2007), plus SELIC interest rate.

▪ Contribution for intervention in the Economic Domain - CIDE

CSN questions the legality of Law 10168/00, which established the payment of CIDE on the amounts paid, credited or remitted to beneficiaries not resident in Brazil, for royalties or remuneration purposes on supply contracts, technical assistance, trademark license agreement and exploitation of patents.

The Company maintains judicial deposits and a provision in the amount of R$27,390 as of December 31, 2008 (R$25.819 in 2007), which includes legal charges.

The lower court decision was unfavorable, which was ratified by the 2nd Regional Federal Court (TRF). Embargos of Declaration were filed, which were rejected, and an Extraordinary Appeal was filed at STF, which is awaiting decision as to its admissibility.

▪ Education Allowance

The Company discussed the unconstitutionality of the education allowance and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The proceeding was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, which is final and unappealable.

In view of this fact, CSN attempted to pay the amount due, but FNDE and INSS did not reach an agreement about who should receive it. A fine was also demanded, but CSN did not agree.

CSN filed new proceedings questioning the above-mentioned facts and deposited in court the amounts due. In the first proceeding, the 1st level sentence judged partially favorable the request of CSN, in which the Judge removed the amount of the fine, maintaining, however, the SELIC rate. The Company presented brief of respondent to the appeal of the defendant, and appealed concerning the SELIC rate.

The amount provisioned as of December 31, 2008 and 2007 totals R$33,121.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
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00403 – 0	**COMPANHIA SIDERÚRGICA NACIONAL**	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

- Workers' Compensation Insurance (SAT)

The Company understands that it should pay the SAT at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation.

In addition to the aforementioned thesis, the Company also discussed the raise in SAT for purposes of Contribution to Special Retirement, whose rate was set at 6%, in accordance with the legislation, for employees who are exposed to harmful agents.

As for the first proceeding mentioned above, the lower court decision was unfavorable and the proceeding is under judgment in the 2nd Region of the Federal Regional Court. As for the second proceeding it ended up unfavorably for the Company, and the total amount due in this proceeding of R$33,077, which was judicially deposited, was converted into revenue for the benefit of INSS.

The amount provisioned as of December 31, 2008 totals R$66,650 (R$109,546 in 2007), which includes legal additions and is exclusively related to the process of rate difference from 1% to 3% for all establishments of the Company.

- IPI premium credit on exports

The Brazilian tax laws allowed companies to recognize IPI premium credit until 1983, when the Brazilian government, through Executive act, cancelled these benefits, prohibiting companies to use these credits.

The Company challenged the constitutionality of this act and filed a claim to obtain the right to use the IPI premium credit on exports from 1992 to 2002, once only laws enacted by the legislative branch may cancel or revoke benefits prepared by prior legislation.

In August 2003 the Company obtained a favorable lower court decision, authorizing the use of the credits aforementioned. The national treasury appealed against this decision and obtained a favorable decision, and the Company then filed a special and extraordinary appeal against this decision at the Superior Court of Justice and at the Federal Supreme Court, respectively, and is currently awaiting for decisions of these courts.

Between September 2006 and May 2007, the Treasury filed 5 tax foreclosures and 3 administrative proceedings against the Company requesting the payment in the amount of approximately R$5.6 billion related to the payment of taxes which were offset with IPI premium credits.

On August 29, 2007, the Company offered assets in lien represented by treasury shares in the amount of R$536 million. 25% of this amount will be replaced by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions take place, it was requested that the equivalent amount in shares was released from the lien, at the share price determined at the closing price of the day prior to the deposit. The requirement is still pending deferral.

The Company maintains provisioned the amount of credits already offset, plus default charges up to December 31, 2008, which total R$2,227,203(R$2,088,721 in 2007). The difference between the total amount in litigation and the amount recorded as provision is part of the R$4.5 billion reported above as tax proceedings considered as possible loss.

As of December 31, 2008, the Company maintains judicial deposits for the aforementioned liabilities in the amount of R$1,196,822 (R$892,961 in 2007).

In the middle of 2007, the Superior Court of Justice issued a contrary decision to another taxpayer denying the use of these credits. This decision is subject to revision by the Federal Supreme Court, which, in that event, is the highest court. The Company observed that a number of other Brazilian companies are challenging in court the same prohibition and it has been monitoring their progress.

(A free translation of the original report in Portuguese)

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CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

- Other

The Company also recorded provisions for proceedings related to Severance Pay (FGTS) - Supplementary Law. 110, COFINS Law 10833/03, PIS - Law 10637/02 and PIS/COFINS - Manaus Free-Trade Zone, amount of which totaled R$108,702 as of December 31, 2008 (R$68,791 in 2007), which including legal accruals.

21. SHAREHOLDERS' EQUITY

Paid-in capital stock

The Company's fully subscribed and paid-in capital stock as of December 31, 2008 amounted to R$1,680,947 (R$1,680,947 in 2007), split into 793,403,838 common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting.

i.Authorized capital stock

The Company's bylaws in force as of December 31, 2008 determine that the capital stock can be increased up to 1,200,000,000 shares, by decision of the Board of Directors.

ii.Legal reserve

Recorded at the proportion of 5% on the net income determined in each fiscal year, pursuant to Article 193 of Law 6404/76. The Company reached the limit for recording the legal reserve, as determined by the current legislation.

iii.Treasury shares

During the year of 2008, the Board of Directors authorized several share repurchase programs, with the purpose of holding those shares in treasury for subsequent disposal and/or cancellation, as shown below:

Board authorization	Number of shares authorized	Program term	Number of shares acquired	Shares cancellation	Average weighted acquisition cost	Maximum and minimum acquisition cost	Balance in treasury
12/21/2007	4,000,000	From 1/23/2008 to 2/27/2008 (1)			Not applicable	Not applicable	34,734,384
3/20/2008	10,800,000(2)	Up to 4/28/2008			Not applicable	Not applicable	34,734,384
5/6/2008	10,800,000	Up to 5/28/2008			Not applicable	Not applicable	34,734,384
6/2/2008	10,800,000	Up to 6/26/2008			Not applicable	Not applicable	34,734,384
6/27/2008	10,800,000	From 6/30/2008 to 7/29/2008			Not applicable	Not applicable	34,734,384
8/1/2008	10,800,000	From 8/04/2008 to 8/27/2008			Not applicable	Not applicable	34,734,384
9/26/2008	10,800,000	From 9/29/2008 to 10/29/2008	10.800.000(3)		29.4	24.99 and 41.85	45,534,384
12/3/2008				(10,800,000)	Not applicable	Not applicable	34,734,384
12/3/2008	9,720,000	From 12/04/2008 to 1/04/2009			Not applicable	Not applicable	34,734,384

(1) The start of this program only occurred after the cancellation of shares approved at the Extraordinary General Meeting (AGE) of 1/22/2008.
(2) As from this share repurchase program the number of shares informed already reflects the split and cancellation of shares approved at the AGE of 1/22/2008.
(3) All shares acquired in this program were repurchased as from October, with no occurrence of acquisition until 9/30/2008 (see Note 30 subsequent events – share repurchase).

On December 3, 2008, the Extraordinary General Meeting approved the cancellation of 10,800,000 treasury shares, with no capital reduction.

The Company did not sell treasury shares in the period.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2008, the position of treasury shares was as follows:

Number acquired (in units)	Total amount paid for shares	Share unit cost			Share market value at 12/31/2008 (*)
		Minimum	Maximum	Average	
34,734,384	$719,042	$13.27	$41.85	$20.70	$995,835

(*)Average quotation of shares on BOVESPA as of December 31, 2008 at the value of R$28.67 per share.

iv. Shareholding structure

As of December 31, 2008, the Company's shareholding structure was as follows:

	Number of Common Shares	Total % of shares	% excluding treasury shares
Vicunha Siderurgia S.A.	348,859,995	43.97%	45.98%
BNDESPAR	28,886,758	3.64%	3.81%
Caixa Beneficente dos Empregados da CSN - CBS	35,490,867	4.47%	4.68%
Sundry (ADR - NYSE)	192,600,745	24.28%	25.39%
Other shareholders (approximately 10 thousand)	152,831,089	19.26%	20.14%
	758,669,454	**95.62%**	**100.00%**
Treasury shares	34,734,384	4.38%	
Total shares	**793,403,838**	**100.00%**	

v. Investment policy and payment of interest on shareholders' equity and dividends

As of December 11, 2000, the CSN Board of Directors decided to adopt a profit distribution policy which will result in the full distribution of net income to its shareholders, in compliance with Law 6404/76 amended by Law 9457/97, provided that the following priorities are preserved, irrespective of their order: (i) business strategy; (ii) compliance with liabilities; (iii) realization of the necessary investments; and (iv) maintenance of the Company's good financial standing.

22. SHAREHOLDERS' REMUNERATION

	2008
Net income for the year	**4,675,526**
Appropriation for investment reserve	(2,747,121)
Net income used as base for dividend determination	**1,928,405**
Proposed distribution:	
Advanced dividends in August 2008	160,000
Interest on shareholders' equity stated in 2008	268,405
Supplementary proposal for dividends distribution	1,500,000
Total proposed dividends and interest on shareholders' equity	**1,928,405**
Proposed dividends and interest on shareholders' equity as of December 31, 2008	1,768,405
Advanced dividends on August 12, 2008	160,000
Proposal of dividends and interest on shareholders' equity payable	**1,928,405**
Additional information:	
Mandatory minimum dividends	1,168,882

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CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
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00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

i) Dividends

On August 12, 2008, the Company's Board of Directors approved the prepayment of dividends in the amount of R$160,000, corresponding to R$0.207935 per outstanding share of the capital stock on the date of the approval.

As provided for in the Bylaws, as of December 31, 2008, the Company reversed to the retained earnings account the amount of R$297 related to dividends approved at the Annual General Meeting of April 29, 2005 and not claimed by the shareholders for the period of 3 years.

ii) Interest on Shareholders' Equity

The calculation of interest on shareholders' equity is based on the variation of the Long-Term Interest Rate (TJLP) on shareholders' equity, limited to 50% of the income for the year before income tax or 50% of retained earnings and profit reserves, in which case the higher of the two limits may be used, pursuant to the legislation in force.

In compliance with the CVM Resolution 207, of December 31, 1996, and with tax rules, the Company opted to record the proposed interest on shareholders' equity in the amount of R$268,405 in the year 2008, corresponding to the remuneration of R$0.3537843 per share, as corresponding entry against the financial expenses account, and reverse it in the same account, and not presenting it in the statement of income and not generating effects on net income after IRPJ/CSL, except with respect to tax effects recognized under income and social contribution taxes. The Management will propose that the amount of interest on shareholders' equity be attributed to the mandatory minimum dividend.

As of December 31, 2008,in accordance with the established in the Bylaws, , the Company reversed to the retained earnings account the amount of R$56 related to interest on shareholders' equity approved at the Annual General Meeting of April 29, 2005 and not claimed by the shareholders for the period of 3 years.

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

23. NET REVENUES AND COST OF GOODS SOLD

						Consolidated
		2008				2007
	Tonnes (thousand) (not audited)	Net revenue	Cost of Goods Sold	Tonnes (thousand) (not audited)	Net revenue	Cost of Goods Sold
Steel products						
Domestic market	4,158	9,166,237	(4,169,044)	3,614	6,842,128	(3,229,576)
Foreign market	733	1,399,779	(1,180,903)	1,764	2,703,196	(2,225,216)
	4,891	**10,566,016**	**(5,349,947)**	**5,378**	**9,545,324**	**(5,454,792)**
Mining products						
Domestic market	4,891	371,280	(148,469)	6,491	319,147	(95,576)
Foreign market	14,303	1,713,980	(416,765)	5,115	405,356	(292,642)
	19,193	**2,085,260**	**(565,234)**	**11,606**	**724,503**	**(388,218)**
Other sales						
Domestic market		1,272,755	(956,870)		1,067,236	(818,728)
Foreign market		78,840	(104,331)		103,919	(12,486)
		1,351,595	**(1,061,201)**		**1,171,155**	**(831,214)**
		14,002,871	**(6,976,382)**		**11,440,982**	**(6,674,224)**

						Parent Company
		2008				2007
	Tonnes (thousand) (not audited)	Net revenue	Cost of Goods Sold	Tonnes (thousand) (not audited)	Net revenue	Cost of Goods Sold
Steel products						
Domestic market	4,200	8,717,941	(4,356,140)	3,653	6,494,203	(3,358,025)
Foreign market	366	610,562	(466,712)	1,199	1,547,764	(1,246,476)
	4,566	**9,328,503**	**(4,822,852)**	**4,852**	**8,041,967**	**(4,604,501)**
Mining products						
Domestic market	8,887	504,357	(130,516)	5,902	290,732	(100,748)
Foreign market	5,408	334,293	(200,320)	1,063	73,733	(36,486)
	14,295	**838,650**	**(330,836)**	**6,965**	**364,465**	**(137,234)**
Other sales						
Domestic market		322,046	(217,964)		255,402	(156,945)
Foreign market		15,355	(15,686)		18,112	(12,486)
		337,401	**(233,650)**		**273,514**	**(169,431)**
		10,504,554	**(5,387,338)**		**8,679,946**	**(4,911,166)**

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CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

24. FINANCIAL INCOME AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Consolidated		Parent Company	
	2008	2007	2008	2007
Financial expenses:				
Loans and financing - foreign currency	(527,891)	(527,955)	(89,790)	(34,697)
Loans and financing - domestic currency	(206,723)	(204,603)	(179,967)	(174,453)
Related parties			(669,873)	(377,867)
PIS/COFINS on other revenues	(23,894)	315,879	(23,893)	315,879
Interest, fines and tax delays	(426,382)	(849,257)	(336,541)	(836,591)
Derivative losses (*)	(67,391)		(74,746)	(259,462)
Other financial expenses	(101,566)	(126,761)	(88,007)	(87,173)
	(1,353,847)	(1,392,697)	(1,462,817)	(1,454,364)
Financial income:				
Related parties			894,240	(224,007)
Income on financial investments, net of provision for losses	71,782	198,134	(83,959)	10,232
Income on derivatives **(*)**		551,745		
Other income	190,178	134,787	394,189	116,309
	261,960	884,666	1,204,470	(97,466)
Net financial result	(1,091,887)	(508,031)	(258,347)	(1,551,830)
Monetary variations:				
- Assets	3,670	2,611	3,339	2,835
- Liabilities	(110,737)	(42,314)	(60,018)	(34,463)
	(107,067)	(39,703)	(56,679)	(31,628)
Exchange variations:				
- Assets	239,885	(284,239)	209,013	(166,096)
- Liabilities	(1,354,194)	1,305,359	(3,319,358)	1,396,362
- Exchange variations with derivatives **(*)**	(467,468)	(157,149)		
	(1,581,777)	863,971	(3,110,345)	1,230,266
Net monetary and exchange variations	(1,688,844)	824,268	(3,167,024)	1,198,638
(*) Income with derivative operations is described as follows:				
Swap CDI x USD	804,696	(587,881)	(74,808)	(253,671)
Swap Libor x CDI	(11,432)			
Metals	62	342	62	(5,791)
Total return equity swap	(1,328,185)	982,132		
	(534,859)	394,593	(74,746)	(259,462)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

25. OTHER OPERATING (EXPENSES) AND INCOME

	Consolidated		Parent Company	
	2008	2007	2008	2007
Other Operating Expenses	**(787,890)**	**(1,155,591)**	**(478,216)**	**(234,673)**
Reversal of Provision for Actuarial Liabilities	60,946	4,914	60,946	4,914
Provision for Contingencies	(93,947)	(99,757)	(73,310)	(88,060)
Contractual Fines	(137,142)	(378)	(107,095)	(564)
Equipment Stoppage	(45,274)	(13,648)	(45,356)	(13,481)
Other	(572,473)	(1,046,722)	(313,401)	(137,482)
Other Operating Income	**4,642,075**	**1,147,916**	**4,483,917**	**33,434**
Indemnifications	5,665	5,446	5,269	4,618
Other	4,636,410	1,142,470	4,478,648	28,816
Other Operating Income and (Expenses)	**3,854,185**	**(7,675)**	**4,005,701**	**(201,239)**

On January 30, 2007, the Company took part in an auction for the acquisition of the Anglo-Dutch steel Company Corus Group PLC and its 603-cents-a-pound offer was beaten by the offer of the Indian Tata Steel which was of 608 cents a pound. Thus, in view of the outcome of this auction, the Company verified expenses in the amount of R$113 million and revenues in the amount of R$235 million. These amounts are recorded in "other expenses" and "other income", respectively.

In December 2008, the Company sold a portion of its interest in Namisa to the company Big Jump Energy which, after this acquisition, paid in capital in Namisa in the amount of R$7,286,154. As a result of this capital increase carried out by Big Jump, CSN verified gains and losses in percentage variation in the amount of R$4,043,559, substantially related to the goodwill paid by the new shareholder.

26. CLAIM BLAST FURNACE III

On January 22, 2006 an accident involving equipment adjacent to Blast Furnace No. 3 took place, mainly affecting the powder collecting system, and interrupted the equipment production until the end of the first half of that year.

The amount of the Company's insurance policy for loss of profits and equipment, effective on the date of the claim, was at most US$750 million, which the Management deemed as sufficient to recover any losses derived from the accident. The cause of the accident is covered by the policy expressly recognized by the insurance companies.

On December 12, 2008, the Company and reinsurance companies concluded the discussions on the claim, which took place in 2006. The final indemnification amount was established at US$520 million. In view of this decision, reinsurance companies paid to the Company the remaining balance of US$160 million, which represented R$368 million, R$186 million of which were already recognized in other accounts receivable and the difference positively affected the Company's income for the year by R$182 million.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008 Brazilian Corporate Law

00403 – 0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

27. INFORMATION BY BUSINESS SEGMENT

(i) Consolidated balance sheet by business segment

					2008
	Steel	Mining	Logistics, Energy and Cement	Eliminations	Total
Current assets	**21,169,234**	**1,624,317**	**611,915**	**(5,076,766)**	**18,328,700**
Marketable securities	9,611,650	799,169	253,122	(1,671,893)	8,992,048
Trade Accounts Receivable	2,032,721	167,175	139,665	(1,253,004)	1,086,557
Other	9,524,863	657,973	219,128	(2,151,869)	8,250,095
Non current assets	**39,954,265**	**5,603,143**	**2,893,740**	**(35,282,409)**	**13,168,739**
Long-Term Assets	12,552,220	4,541,682	461,337	(15,041,067)	2,514,172
Investments, Property, Plant and Equipment and Intangible assets	27,402,045	1,061,461	2,432,403	(20,241,342)	10,654,567
Total assets	**61,123,499**	**7,227,460**	**3,505,655**	**(40,359,175)**	**31,497,439**
Current liabilities	**11,227,525**	**1,089,741**	**602,885**	**(3,286,924)**	**9,633,228**
Loans, Financing and Debentures	3,610,345	742,642	131,880	(1,487,419)	2,997,448
Accounts Payable to Suppliers	2,859,300	217,950	104,060	(1,242,106)	1,939,205
Other	4,757,880	129,149	366,945	(557,399)	4,696,575
Non current liabilities	**28,585,369**	**367,405**	**1,434,604**	**(15,194,501)**	**15,192,878**
Loans, Financing and Debentures	23,842,166	349,148	810,062	(13,449,643)	11,551,733
Net contingencies – judicial deposits	2,463,642	3,065	54,844		2,521,551
Other	2,279,562	15,192	569,698	(1,744,858)	1,119,594
Deferred income			8,744		8,744
Shareholders' Equity	**21,637,544**	**5,443,377**	**1,459,418**	**(21,877,750)**	**6,662,589**
Total Liabilities and Shareholders' Equity	**61,450,439**	**6,900,523**	**3,505,651**	**(40,359,175)**	**31,497,439**

(ii) Consolidated statement of income by business segment

					2008
	Steel	Mining	Logistics, Energy and Cement	Eliminations	Total
Net revenues from sales	14,973,016	1,428,846	1,286,562	(3,685,553)	14,002,871
Cost of goods sold and services rendered	(9,025,278)	(879,639)	(709,219)	3,637,754	(6,976,383)
Gross profit	**5,947,738**	**549,207**	**577,343**	**(47,799)**	**7,026,488**
Operating Income and Expenses					
Selling expenses	(683,010)	(114,499)	(18,241)	40,126	(775,624)
Administrative expenses	(399,482)	(11,159)	(87,527)	8	(498,159)
Other operating income (expenses)	3,987,667	(164,322)	74,861	(44,021)	3,854,185
	2,905,175	**(289,980)**	**(30,907)**	**(3,887)**	**2,580,401**
Net financial income	187,580	(18,751)	(49,178)	(922,370)	(802,719)
Foreign exchange and monetary variations, net	(3,457,039)	(127,505)	(90,436)	1,696,968	(1,978,012)
Equity in the earnings of subsidiaries (goodwill)	(785,283)	554,867	(1,281)	134,485	(97,212)
Operating income	**4,798,169**	**667,839**	**405,541**	**857,398**	**6,728,947**
Income before income and social contribution taxes	**4,798,169**	**667,839**	**405,541**	**857,398**	**6,728,947**
Income and social contribution taxes	(336,234)	90,006	(142,706)	(565,864)	(954,798)
Net income for the period	**4,461,935**	**757,845**	**262,835**	**291,534**	**5,774,149**

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2008   Brazilian Corporate Law

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

(iii) Other consolidated information by business segment

				2008
	Steel	Mining	Logistics, Energy and Cement	Total
Depreciation, Amortization and Depletion	646,852	52,031	141,421	840,304
Provisions net of Judicial Deposits	**2,555,351**	**3,065**	**54,844**	**2,613,261**
Tax	2,366,819	1,919	5,302	2,374,040
Labor and Social Security	143,909		33,832	177,741
Civil			15,056	15,056
Other	44,623	1,147	654	46,423

28. EMPLOYEES' PENSION FUND

(i) Management of the Private Pension Plan

The Company is the main sponsor of CBS Previdência, a private not-for-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to participants in the official Pension Plan. CBS Previdência is composed of employees of CSN, CSN-related companies and the entity itself, provided they sign the adherence agreement.

(ii) Description of characteristics of the plans

CBS Previdência has three benefit plans:

35%-of-average-salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (due to time in service, special cases, disability or age) on a life-long basis, equivalent to 35% of the participant's last average 12 salaries. The plan also guarantees the payment of a sickness allowance to a participant on sick leave through the Official Pension Plan and it also guarantees the payment of death grant and a cash grant. The active and retired participants and the sponsors make thirteen contributions per year, which is the same as the number of benefits paid. This plan became inactive on October 31, 1977, when the supplementation of the average salary plan came into force, which is in process of extinction.

Supplementation plan for the average salary

The defined benefit plan (BD) began on November 1, 1977. The purpose of this plan is to supplement the difference between the 12 last average salaries and the benefit paid by the Social Security Pension Plan (Previdência Oficial) benefit, to the retired employees, on a life-long basis. Like the 35% Average Salary Plan, there is sickness allowance, death grant and pension coverage. Thirteen contributions are paid per year, the same number of benefits paid. This plan became inactive on December 26, 1995, as a result of the combined supplementary benefits plan was implementation.

Combined supplementary benefit plan

Begun on December 27, 1995, this is a combined variable contribution plan (CV). Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the total accumulated sponsor's and participant's contributions (thirteen per year). Upon the participant's retirement grant, the plan starts having a defined benefit plan and thirteen benefits are paid per year.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2008 and 2007, the plans are composed as follows:

	35%-of-Average-Salary Plan		Supplementation Plan for the Average Salary		Combined Supplementary Benefit Plan		Total members	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
Members								
In service	13	14	30	37	12,363	10,397	12,406	10,448
Retired	4,888	5,106	4,762	4,841	665	567	10,315	10,514
	4,901	**5,120**	**4,792**	**4,878**	**13,028**	**10,964**	**22,721**	**20,962**
Related beneficiaries:								
Beneficiaries	4,004	4,023	1,394	1,359	82	78	5,480	5,460
Total participants								
(members/ beneficiaries)	**8,905**	**9,143**	**6,186**	**6,237**	**13,110**	**11,042**	**28,201**	**26,422**

(iii) Solution approaches for the payment of the actuarial deficit

According to Official Letter 1555/SPC/GAB/COA, of August 22, 2002, confirmed by Official Letter 1598/SPC/GAB/COA of August 28, 2002, a proposal for refinancing the reserves to amortize the sponsors' liability in 240 consecutive monthly installments, monetarily indexed by INPC + 6% p.a., starting as from June 28, 2002 was approved.

The agreement provides for the prepayment of installments should there be a need for cash in the defined benefit plan and the incorporation to the updated debit balance of the eventual deficits/surpluses under the sponsors' responsibility, so as to preserve the equilibrium of the plans without exceeding the maximum period of amortization stipulated in the agreement.

(iv) Actuarial Liabilities

As provided by the CVM Resolution 371/00, which approved the NPC 26 of IBRACON – "Accounting of the Employee's benefits" and which established new accounting practices for the calculation and disclosure, the Management, through a study performed by external actuaries, determined the effects arising from this practice, and the Company has kept records in conformity with the report issued on January 9, 2009.

	Plans			
	35%-of-Average-Salary	Supplementation Plan for the Average Salary	Combined Supplementary Benefit Plan	Total
Present value of the actuarial liabilities with guarantee	248,736	988,578	866,700	2,104,014
Plan's assets fair value	(191,517)	(866,909)	(851,450)	(1,909,876)
Present value of the actuarial obligations exceeding the assets fair value	**57,219**	**121,669**	**15,250**	**194,138**
Adjustments by allowed deferral:	**(25,603)**	**(11,309)**	**(75,350)**	**(112,262)**
- Unrecognized actuarial gains	(25,603)	(11,309)	(94,341)	(131,253)
- Unrecognized cost of service rendered			18,991	18,991
Present value of the amortizing contributions of members	(5,420)	(18,988)		(24,408)
Actuarial liabilities/ (assets)	**26,196**	**91,372**	**(60,100)**	**57,468**
Provisioned Actuarial liabilities/ (assets) (Long-term liabilities/Other)	**26,196**	**91,372**		**117,568**

Actuarial liability recognition

The Company's Management decided to recognize the adjustments of the actuarial liabilities in income for the period of five years as from January 1, 2002, as established in Paragraphs 83 and 84 of NPC 26. As of December 31, 2008, the balance of provision for the coverage of the actuarial liability amounts to R$117,568 (R$231,880 in 2007).

As far as the recognition of the actuarial liability is concerned, the amortizing contribution related to the portion of the participants in the settlement of the reserve insufficiency was deducted from the present value of total actuarial liabilities of the respective plans. Some participants are questioning this amortizing contribution in court, but the Company, grounded on the opinion of its legal and actuarial advisers, understands that this amortizing contribution was duly approved by the Brazilian Department of Supplementary Private Pensions – SPC and, therefore, is legally due by the participants.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

| 00403 – 0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

14.01 - NOTES TO THE FINANCIAL STATEMENTS

According to the actuarial calculations prepared using the projected credit unit method, the amounts to be appropriated in 2009 are as follows:

	ESTIMATES PER PLAN - 2009			
	35%-of-Average-Salary	Supplementation Plan for the Average Salary	Combined Supplementary Benefit Plan	Total
Cost of current service	(42)	(207)	(3,682)	(3,931)
Expected contributuion of members	28	100		128
Interest on actuarial liabilities	(30,057)	(119,630)	(18,535)	(168,222)
Expected income from assets	23,860	109,176	17,182	150,218
Cost of amortizations	**(530)**		**(3,538)**	**(4,068)**
- Unrecognized actuarial gains	(530)		(4,629)	(5,159)
- Unrecognized cost of service rendered			1,091	1,091
Impact on the result	**(6,741)**	**(10,561)**	**(8,573)**	**(25,875)**

Main actuarial assumptions adopted in the calculation of the actuarial liability

Actuarial financing method	**Projected Credit Unit**
Functional Currency	Real (R$)
Accounting for the plan assets	Market Value
Amount used as estimate for the closing shareholders' equity for the year	Best estimate for shareholders' equity on the closing date of the fiscal year obtained based on the projection of the amounts recorded in November
Nominal annual rate of return on investments	35% of the average: 12.93%; Supplementation: 12.93%; Millennium: 13.21%
Nominal annual rate for discount of the actuarial liability	35% of the average: 13.07%; Supplementation: 12.96%; Millennium: 12.76%
Nominal annual rate of salary growth	5.55%
Nominal annual index for social security benefits correction	4.50%
Long-term annual inflation rate	4.50%
Administrative expenses	The amounts used are net of administrative expenses
General mortality table	AT83 segregated by gender
Disability table	Mercer Disability with probabilities multiplied by 2
Disabled mortality table	Winklevoss
Turnover table	Millennium Plan 2% per annum, null for BD plans
Retirement age	100% on the first date on which the employee becomes eligible to a retirement benefit scheduled by the plan
Family composition of the participants in activity	95% will be married at the time of retirement, and the wife is 4 years younger than the husband

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CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
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December 31, 2008   Brazilian Corporate Law

00403 – 0	**COMPANHIA SIDERÚRGICA NACIONAL**	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

CSN does not have other post-employment benefit plans.

29. INSURANCE

In view of the nature of its operations, the Company renewed, for the period from February 21, 2008 to February 21, 2009, with international reinsurance companies, the All Risks coverage for operational risks for the Presidente Vargas Steelworks, Casa de Pedra Mine, Arcos Mine, Paraná Branch, Coal Terminal - Tecar, GalvaSud (property damages and loss of profits), Container Terminal -Tecon and ERSA Estanho de Rondônia (loss of profits), in the total risk amount of US$9.57 billion (property damages and loss of profit) and maximum indemnification amount, in the event of accident, of US$750 million (property damages and loss of profits), equivalent to R$1.3 billion. For the period comprised from February 22, 2009 to February 19, 2010, the Company is negotiating coverage for operational risks with insurance and reinsurance companies in Brazil and abroad. The Company has cash coverage sufficient to support any accident which may possibly occur.

The risk assumptions adopted, given their nature, are not part of the scope of a financial statements audit, and, consequently, they were not examined by our independent auditors.

30. MANAGEMENT COMPENSATION

Management fees were established at the Annual General Meeting, on April 30, 2008, in the annual overall amount of R$50,000 (R$37,000 in 2007), and the amount of R$25,146 (R$18,499 in 2007) was appropriated in general and administrative expenses during the year ended December 31, 2008.

31. SUBSEQUENT EVENTS

- **Share repurchase**

The Board of Directors at a board of Directors' meeting held on January 7, 2009 approved the reopening of the repurchase program of shares issued by the Company up to the limit of 9,720,000 shares, to be held in treasury and their subsequent sale or cancellation. The operations authorized by the new repurchase program could have been carried out between January 8 and 28, 2009, but there was no repurchase up to the maturity of the program.

On February 2, 2009, the Board of Directors approved the reopening of the repurchase program of shares issued by the Company up to the limit of 9,720,000 shares, to be held in treasury and subsequently sold or cancelled. The operations authorized by the new repurchase program could have been carried out between February 3 and 25, 2009, but there was no repurchase up to the expiration of the program.

- **Nova Transnordestina Project**

On February 13, 2009, the Company entered into a Financing Agreement with BNDES, for the transfer of funds, in the form of capital, in Transnordestina Logística S.A., with the purpose of enabling investments in the "Nova Transnordestina" Project, concerning the construction and improvement, within the scope of influence of the Northeast Network, of lines, and line sections and sub-sections in the Eliseu Martins (PI)/Trindande (PE), Salgueiro (PE)/Missão Velha (CE), Salgueiro (PE)/Trindade (PE) and Salgueiro (PE)/Suape (PE) stretches, as well as the preparation of studies and projects. The loan amount is R$675,000.

Additionally, the Company acted as the intervening party in the contracting, through its jointly-controlled subsidiary Transnordestina, of a financing with BNDES, aimed at investments in the construction, within the scope of influence of the Northeast Network, of lines, and line sections and sub-sections in the Missão Velha (CE) / Salgueiro (PE), Salgueiro (PE) / Trindade (PE) and Eliseu Martins (PI) / Trindade (PE) stretches, as well as with the purpose of enabling investments in the "Nova Transnordestina" Project.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

00403 – 0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

14.01 - NOTES TO THE FINANCIAL STATEMENTS

- **Prepayment of dividends**

At a Board of Directors' Meeting held on March 24, 2009, the Board of Directors approved the payment of dividends in the amount of one billion, five hundred million Reais (R$1,500,000), on an advance basis.

- **Approval of financial statements**

The aforementioned financial statements were approved by the Company's Board of Directors on March 27, 2009.

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP   December 31, 2008   Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04

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